      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996


                                                       REGISTRATION NO. 333-2940
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          TITANIUM METALS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3339                        13-5630895
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                           1999 BROADWAY, SUITE 4300
                             DENVER, COLORADO 80202
                           TELEPHONE: (303) 296-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                        REGISTRANT'S PRINCIPAL OFFICES)

                             JOSEPH S. COMPOFELICE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           1999 BROADWAY, SUITE 4300
                             DENVER, COLORADO 80202
                           TELEPHONE: (303) 296-5600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

           JAMES L. PALENCHAR, ESQ.                    GEORGE W. BILICIC, JR., ESQ.
    BARTLIT BECK HERMAN PALENCHAR & SCOTT                CRAVATH, SWAINE & MOORE
       511 SIXTEENTH STREET, SUITE 700              WORLDWIDE PLAZA, 825 EIGHTH AVENUE
            DENVER, COLORADO 80202                       NEW YORK, NEW YORK 10019
                (303) 592-3100                                (212) 474-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                          TITANIUM METALS CORPORATION

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

   ITEM NUMBER AND HEADING IN FORM S-1 REGISTRATION
                       STATEMENT                                  PROSPECTUS CAPTION
   ------------------------------------------------               ------------------
  1.  Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus...................  Facing Page; Outside and Inside Front
                                                         Cover Page
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Additional Information and Outside
                                                         Back Cover Page
  3.  Summary Information, Risk Factors, and Ratio of
      Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds..................................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price..................  Underwriting
  6.  Dilution.........................................  Dilution
  7.  Selling Security Holders.........................  Principal and Selling Stockholders;
                                                         Certain Relationships and Related
                                                         Transactions
  8.  Plan of Distribution.............................  Outside Front Cover Page;
                                                         Underwriting
  9.  Description of Securities to be Registered.......  Outside Front Cover Page; Prospectus
                                                         Summary; Description of Capital
                                                         Stock; Shares Eligible for Future
                                                         Sale
 10.  Interests of Named Experts and Counsel...........  Inapplicable
 11.  Information with Respect to the Registrant.......  Outside Front and Inside Front Cover
                                                         Pages; Prospectus Summary; Risk
                                                         Factors; Dividend Policy;
                                                         Capitalization; Selected Financial
                                                         Data; Management's Discussion and
                                                         Analysis of Financial Condition and
                                                         Results of Operations; Business; The
                                                         Company; Management; Principal and
                                                         Selling Stockholders; Certain
                                                         Relationships and Related
                                                         Transactions; Description of Capital
                                                         Stock; Shares Eligible for Future
                                                         Sale; Consolidated Financial
                                                         Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Management

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering of Common Stock in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering of Common Stock outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical with the exception of the front and back cover pages and the sections entitled "Underwriting" and "Certain U.S. Tax Considerations for Non-U.S. Holders." The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labelled "Alternate Page -- International Prospectus."

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, ten copies of each of the Prospectuses in the forms in which they are used after the Registration Statement becomes effective will be filed with the Securities and Exchange Commission.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                                  MAY 31, 1996


PROSPECTUS                            LOGO
14,500,000 SHARES
TITANIUM METALS CORPORATION

COMMON STOCK
($.01 PAR VALUE)

Of the 14,500,000 shares of common stock, $.01 par value per share (the "Common Stock"), of Titanium Metals Corporation (the "Company"), being offered hereby (the "Shares"), 6,200,000 Shares are being issued and sold by the Company and 8,300,000 Shares are being offered and sold by certain stockholders of the Company named herein. The net proceeds to the Company from the Offerings (as defined herein) will be used to prepay certain indebtedness, including approximately $42.5 million of indebtedness owed to Tremont Corporation ("Tremont"), which may be deemed to control the Company, and IMI plc, which holds approximately 38% of the outstanding Common Stock and has two representatives on the Company's Board of Directors. See "Use of Proceeds." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

Of the 14,500,000 Shares being offered hereby, 12,325,000 Shares are being offered in the United States and Canada (the "U.S. Offering") and 2,175,000 Shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the U.S. Offering and International Offering are conditioned upon each other.

Prior to the Offerings, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $20.00 and $23.00 per share. See "Underwriting" for a discussion of various factors considered in determining the initial public offering price. At the request of the Company, the U.S. Underwriters have reserved 100,000 shares of Common Stock for sale at the initial public offering price to employees of the Company and to certain other individuals having relationships with the Company or such employees.

The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "TIMT".

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES BEING OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                                   PRICE TO         UNDERWRITING     PROCEEDS TO      SELLING
                                   PUBLIC           DISCOUNT         COMPANY(1)       STOCKHOLDERS(1)(2)
Per Share........................  $                $                $                $
Total(2).........................  $                $                $                $
- -------------------------------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company and the Selling Stockholders, estimated to be approximately $1.3 million for the Company and $10,000 for the Selling Stockholders. The Company will bear all expenses of the Offerings other than the Underwriting Discount and a portion of the incremental registration fees attributable to the Shares being offered by the Selling Stockholders, which will be borne by the Selling Stockholders.

(2) Tremont has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to 1,848,750 and 326,250 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover overallotments, if any. If the U.S. Underwriters and the International Underwriters exercise their options in full, the total Price to Public, Underwriting Discount and
    Proceeds to Selling Stockholders will be $        , $        and $        ,
    respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INC

                                MORGAN STANLEY & CO.
                                         INCORPORATED

                                                               SMITH BARNEY INC.

The date of this Prospectus is                , 1996.

     Certain statements under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements or discussions of trends which by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results and trends may differ materially from those described under such captions depending on a variety of factors, including those detailed under the caption "Risk Factors," under the captions noted above and elsewhere in this Prospectus.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission and to which reference is hereby made. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. References to the "Company" or "TIMET" in this Prospectus for periods beginning after December 31, 1995, except where otherwise indicated, include the businesses acquired by the Company from IMI plc (the "IMI Titanium Business") pursuant to an acquisition completed on February 15, 1996 (the "IMI Titanium Acquisition"). See "Business -- Introduction." References to the "Company" or "TIMET" in this Prospectus for periods prior to and including the three months ended March 31, 1996, except when otherwise indicated, exclude the IMI Titanium Business. Except where otherwise indicated, the information in this Prospectus gives effect to the Stock Split and the conversion of the Company's Class A and Class B Common Stock into Common Stock (see "Description of Capital Stock") and assumes the Underwriters' overallotment options are not exercised.

                                    OVERVIEW

     Titanium Metals Corporation ("TIMET" or the "Company") is one of the world's leading integrated producers of titanium sponge and mill products and believes it has the largest sales volume worldwide. The Company strives to be the low-cost producer in the industry and, due to its economies of scale, manufacturing expertise and past investment in technology, believes that it is well-positioned to capitalize on the improving fundamentals in the titanium industry.

     TIMET's products include: titanium sponge, the basic form of titanium metal used in processed titanium products; titanium ingot and slab, the result of melting sponge and titanium scrap, either alone or with various other alloying elements; and forged and cast products produced from ingot or slab, including billet, bar, flat products (plate, sheet, and strip), tubular products (welded and seamless tubing and pipe), extrusions and wire.

     Titanium is one of the newest specialty metals, having first been manufactured for commercial use in the 1950s. Titanium's unique combination of corrosion resistance, elevated-temperature performance and high strength-to-weight ratio makes it particularly desirable for use in commercial and military aerospace applications in which these qualities are essential design requirements. While aerospace applications have historically accounted for a substantial portion of the worldwide demand for titanium (more than half of the Company's sales in 1995), the number of end-use markets for titanium has expanded substantially. Today, numerous industrial uses for titanium exist, including chemical manufacturing equipment, industrial power plants, desalination plants and pollution control equipment. Customer demand for titanium is also increasing in new and emerging uses such as medical implants, golf club heads, other sporting equipment, offshore oil and gas production installations, geothermal facilities, and automotive equipment.

     The titanium industry is comprised of several manufacturers which, like the Company, produce a relatively complete range of titanium products. The Company believes that at least 90% of the world's titanium sponge is produced by six companies. However, there are a significant number of producers worldwide that manufacture a limited range of titanium mill products.

                            RECENT INDUSTRY RECOVERY

     The titanium industry suffered a downturn in the early 1990s. In each of the five years from 1991-1995, the Company had a net loss, with the Company's largest net loss occurring in 1994. However, the titanium industry's prospects have been improving due to a resurgence in commercial aerospace demand, continuing and stable industrial demand, an end to customer inventory drawdowns, and the emergence of new uses for titanium, particularly golf club heads. The Company estimates that total 1995 U.S. industry mill product and castings shipments were 43.5 million pounds, an increase of approximately 26% compared to 1994. Further, the Company estimates that 1995 U.S. mill product shipments to the commercial aerospace market were approximately 16 million pounds, an increase of 16% compared to 1994, and that 1995 U.S. mill product shipments to the golf club market were 3 million pounds, up from virtually none in 1992.

     Beginning in 1995, demand for titanium strengthened substantially primarily due to increased demand from the commercial aerospace market. Historically, orders by commercial airlines for new aircraft have tended to be driven by the operating profits or losses of the respective airlines. In 1995, due to improved fundamentals, the domestic commercial airline industry reported operating profits of $6.2 billion compared with $2.4 billion in 1994 and compared to cumulative losses in excess of $5 billion in the four years prior to 1994. According to recent published reports, most major carriers are now beginning to invest in upgrading their fleets. As of March 31, 1996, the estimated firm order backlog for The Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, as reported by The Airline Monitor (an aerospace industry publication), was 1,987 planes versus 1,699 planes on March 31, 1995, an increase of 17%. The newer wide body planes, such as the Boeing 777, 747-500, 747-600 and the Airbus A-330 and A-340, tend to use a higher percentage of titanium in their frames, engines and parts (as measured by total fly weight) than narrow body planes. "Fly weight" is the empty weight of a finished aircraft with engines but without fuel or passengers. The Boeing 777, for example, utilizes titanium for approximately 9% of total fly weight, compared to between 2% and 3% on the older 737, 747 and 767 models. As of March 31, 1996, the estimated firm order backlog for wide body planes from Boeing, McDonnell Douglas and Airbus, as reported by The Airline Monitor, was 748 (38% of total backlog) compared to 647 as of March 31, 1995, an increase of 16%. The Airline Monitor's estimated firm order backlog for the Boeing 777 was 247 as of March 31, 1996 compared to 144 as of March 31, 1995, an increase of 72%. Growth in firm order backlog for narrow body aircraft has also been strong, having increased, as reported by The Airline Monitor, 18% from 1,052 on March 31, 1995 to 1,239 on March 31, 1996.

     The Company also expects titanium to become a preferred material used in the manufacture of golf clubs. TIMET believes that the golf industry consumed approximately 7% of U.S. titanium mill product shipments in 1995, up from virtually none in 1992. Most major golf club manufacturers are currently marketing titanium drivers and certain manufacturers are in the process of developing titanium fairway woods and irons.

     The Company's order backlog increased to $284 million (including $113 million related to the IMI Titanium Business) at April 30, 1996, from $213 million at December 31, 1995 (including $78 million related to the IMI Titanium Business). The Company estimates that of its sales (excluding sponge) in 1996, approximately 61% will be to the aerospace sector and approximately 8% will be to the golf club industry.

     The Company believes the prospects for the titanium industry are encouraging given the resurgence of the commercial aerospace industry and the emergence of the golf club market. Furthermore, while the titanium industry remains cyclical and continues to be affected by a number of economic and political factors, the Company believes that current conditions affecting the titanium industry are different in several important respects from those that existed during the last industry downturn that began in 1991. Following the breakup of the former Soviet Union in 1990, military aerospace spending was cut back significantly. In addition, demand for titanium within the former Soviet Union declined substantially, which resulted in a sharp increase in shipments by titanium suppliers within the former Soviet Union to the rest of the world. After the Persian Gulf War in 1990, commercial aerospace profitability suffered a sharp decrease and demand for commercial aircraft declined commensurately. This confluence of events caused a severe titanium product supply and demand imbalance which the Company believes is in the process of being corrected, although other economic and political factors or developments that the Company cannot predict could adversely affect the titanium industry in the future.

                            BUSINESS CONSIDERATIONS

     In its effort to maintain and expand its leading market and competitive position, the Company intends to focus on the following strategic objectives:

     - MAXIMIZING ITS PARTICIPATION IN AEROSPACE INDUSTRY RECOVERY. The Company's experience in the aerospace industry, its proprietary alloys developed for that market and its ability to devote additional production capacity to meet aerospace demand, position it to benefit from the recovery of this market. The Company's mill products capacity utilization in 1995 was approximately 65%, which provides opportunity to satisfy expanded demand.

     - BENEFITING FROM ITS INVESTMENT IN TECHNOLOGY. Since 1991, TIMET has invested over $120 million in capital expenditures aimed at enhanced productivity and quality and expansion of production capacity. In particular, TIMET has invested approximately $100 million in a new, cost-effective Vacuum Distillation Process ("VDP") facility at its principal manufacturing site in Henderson, Nevada. The VDP technology produces higher-purity titanium sponge using less power and at higher throughput rates than the traditional Kroll-leach technology. The IMI Titanium Acquisition, described below, provides an opportunity for two leading industry participants to exchange "best practices" technology and thereby to capitalize on the manufacturing and process technology strengths of each organization.

     - BENEFITING FROM VERTICAL INTEGRATION. TIMET is one of only two companies in North America which are vertically integrated in the production of sponge and mill products. TIMET is one of the world's largest producers and purchasers of titanium sponge. It is also a large producer and purchaser of titanium scrap, another key material in the manufacture of titanium mill products, which the Company consumes both through its own operations and through the proprietary cold hearth melting operations of its 50%-owned joint venture, Titanium Hearth Technologies ("THT"). The ability to both produce and purchase sponge or scrap allows the Company considerable flexibility in optimizing its mix of raw material purchases. In addition, TIMET currently has approximately 10 million pounds of unutilized sponge-making capacity. This capacity gives the Company valuable latitude in responding to increases in demand for titanium products by reducing the Company's dependence on purchasing sponge and scrap in the open market.

     - ESTABLISHING STRATEGIC ALLIANCES. Through various strategic alliances, the most important of which is its interest in THT, the Company seeks to gain access to unique process technologies and markets for titanium. THT's cold hearth melting technology provides the Company with the ability to use a larger percentage of titanium scrap than traditional melting techniques and to produce slab products directly without intermediate forging steps, thereby reducing costs. The Company has explored and will continue to explore other strategic arrangements in the area of product production and distribution.

     - DEVELOPING NEW MARKETS, APPLICATIONS AND PRODUCTS. The Company continues to work with existing and potential customers to identify and develop new or improved applications for titanium that take advantage of its unique qualities. Historically, the Company has developed many new and improved applications for titanium with or for its customers. The Company believes that substantially all of the proprietary titanium alloys of commercial significance that have been engineered over the last 25 years have been invented by TIMET or the IMI Titanium Business.

     - IMPROVING FINANCIAL FLEXIBILITY. Because the Company operates in a cyclical industry, management is seeking to improve the financial flexibility of the Company by reducing debt. All of the Company's net proceeds from the Offerings will be used to reduce indebtedness, thereby strengthening the balance sheet and net cash flows available for reinvestment in the Company. Additionally, based upon its internal study, TIMET anticipates that once the integration of the IMI Titanium Business is completed, the resulting manufacturing efficiencies, other cost savings (including reduction in duties and tariffs and savings from streamlining operations), and contributions from incremental sales will provide a benefit to operating income of up to $10 million annually.

                            IMI TITANIUM ACQUISITION

     In February 1996, the Company completed the IMI Titanium Acquisition from IMI plc (which, together with its subsidiaries and affiliates is referred to herein as "IMI"). The IMI Titanium Business was acquired for approximately 9.6 million shares of Common Stock and $20 million of the Company's subordinated debt issued in exchange for a like amount of debt previously owed to IMI by one of its titanium subsidiaries. In addition, Tremont and UTSC received an option to acquire from IMI an aggregate of approximately 2 million shares of Common Stock. See "Certain Relationships and Related Transactions -- Shareholders' Agreements."

     The IMI Titanium Business is the largest titanium operation in Western Europe, in addition to having two titanium castings operations located in the United States. In 1995, the IMI Titanium Business had sales of $147 million and a net loss of $33 million. Pro forma for the IMI Titanium Acquisition, TIMET's 1995 sales and titanium products shipments (including sponge and ingot) were approximately $332 million and 28 million pounds, respectively. Pro forma for the IMI Titanium Acquisition, TIMET's ingot production capacity is approximately 60 million pounds (including committed capacity from THT), and its mill products and castings capacity is approximately 33 million pounds. Pro forma for the IMI Titanium Acquisition, TIMET's sales were $70.7 million and $107.6 million for the three-month periods ended April 2, 1995 and March 31, 1996, respectively.

     The Company believes the IMI Titanium Acquisition will allow the Company to enjoy a strong competitive advantage in several key areas and thus create additional value for its shareholders. The Company believes the acquisition will allow for: (i) combined manufacturing expertise, leading to lower costs and improved overall quality; (ii) the integration of two world leaders in titanium research and technology, advancing product and process development; (iii) augmented scale and geographic reach, leading to efficiencies in marketing, distribution and purchasing; and (iv) increased production flexibility through additional European manufacturing facilities, allowing the Company to better service global demand. The Company believes that, as a result of the IMI Titanium Acquisition and its enhanced competitive position, it will be well positioned to participate in the improving fundamentals of the titanium industry.

                                  THE COMPANY

     The Company's outstanding Common Stock is currently held 46.3% by Tremont, 37.9% by IMI, 15.4% by Union Titanium Sponge Corporation ("UTSC"), a consortium of Japanese companies, and .4% by members of the Company's management. IMI Kynoch Ltd. and IMI Americas Inc. (subsidiaries of IMI) and UTSC will sell shares of Common Stock in the Offerings, and, if the Underwriters' overallotment options are exercised, all of the shares offered under the overallotment options will be sold by Tremont. Tremont, IMI and UTSC are referred to herein as the "Selling Stockholders." After giving effect to the Offerings and assuming no exercise of the Underwriters' overallotment options, Tremont would hold 37.2%, IMI 6.4%, UTSC 10.0% and the Company's management .3% of the outstanding Common Stock. See "Principal and Selling Stockholders."

     The Company is incorporated in Delaware and its principal offices are located at 1999 Broadway, Suite 4300, Denver, Colorado 80202. Its telephone number is (303) 296-5600.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 10 for a discussion of certain factors that should be considered by prospective purchasers of the Shares.

                                 THE OFFERINGS

Common Stock offered by the Company
  U.S. Offering.......................................  5,270,000 Shares
  International Offering..............................  930,000 Shares
                                                        ------------
          Total.......................................  6,200,000 Shares
Common Stock offered by the Selling Stockholders
  U.S. Offering.......................................  7,055,000 Shares
  International Offering..............................  1,245,000 Shares
                                                        ------------
          Total.......................................  8,300,000 Shares
Common Stock outstanding after the Offerings(1).......  31,454,255 Shares
Estimated proceeds to the Company.....................  $124.0 million-$142.6 million
Use of proceeds by the Company........................  Repayment of certain indebtedness, including approximately $42.5 million
                                                        of indebtedness to Tremont, which may
                                                        be deemed to control the Company, and
                                                        IMI, which holds approximately 38% of
                                                        the outstanding Common Stock and has
                                                        two representatives on the Company's
                                                        Board of Directors. See "Use of
                                                        Proceeds."
Nasdaq National Market Symbol.........................  TIMT

- ---------------

(1) Excludes approximately 437,500 shares issuable upon exercise of stock options and shares to be outstanding upon completion of the Offerings and approximately 2,750,000 additional shares reserved for future issuance under the Company's stock option and director compensation plans. See
    "Management -- Incentive Plan," "Management -- Director Compensation Plan," "Description of Capital Stock" and "Shares Eligible for Future Sale."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical financial data for each of the years in the five year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The Company uses a fiscal year ending on the Sunday closest to December 31 of each year. The summary pro forma financial data for the year ended December 31, 1995 and the three-month period ended March 31, 1996 give pro forma effect to the IMI Titanium Acquisition, as if it had been consummated on January 2, 1995, the beginning of fiscal 1995. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data do not purport to represent the results of operations or the financial position of the Company which actually would have occurred had the IMI Titanium Acquisition been consummated on the aforesaid date.

     The following summary historical and pro forma financial data should be read in conjunction with "Capitalization," "Pro Forma Condensed Consolidated Financial Statements," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the IMI Titanium Business (including in each case the notes thereto) included elsewhere in this Prospectus.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


                                                               FISCAL YEARS                         THREE MONTHS ENDED
                                           -----------------------------------------------------   --------------------
                                                                                          PRO                   MARCH
                                                                                        FORMA(9)   APRIL 2,      31,
                                            1991     1992     1993     1994     1995      1995       1995        1996
                                           ------   ------   ------   ------   ------   --------   --------    --------
                                             (IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales(1).............................. $155.7   $153.9   $151.2   $146.0   $184.7    $331.9     $ 41.7      $107.6
Operating income (loss)(2)................    4.8     (9.7)   (16.7)   (34.7)     5.4     (32.8)      (1.6)        6.8
Income (loss) before cumulative effect of
  changes in accounting principles........    (.1)    (9.7)   (20.2)   (42.1)    (4.2)    (34.7)      (4.0)        2.1
Income (loss) per common share before
  cumulative effect of changes in
  accounting
  principles(3)...........................   (.01)    (.86)   (1.78)   (2.80)    (.27)    (1.39)      (.26)        .10
Weighted average common shares
  outstanding(3)..........................   11.3     11.3     11.3     15.0     15.4      25.0       15.0        20.5
PRO FORMA -- AS ADJUSTED(4):
Operating income (loss)...................                                               $(32.8)                $  6.8
Interest expense..........................                                                  1.6                     .2
Net income (loss).........................                                                (21.4)                   5.4
Net income (loss) per common
  share...................................                                                 (.69)                   .18
BALANCE SHEET DATA:
Working capital(5)........................ $ 73.3   $ 62.0   $ 44.6   $ 38.0   $ 52.3               $ 40.8      $111.0
Total assets..............................  174.6    267.0    262.5    240.2    248.8                244.1       422.5
Long-term debt, including current
  maturities(6)...........................   69.6    149.3     75.0     92.9     89.6                 92.3       133.4
Stockholders' equity......................   72.8     46.6    109.0     64.7     68.1                 60.9       139.5
OTHER OPERATING DATA:
EBITDA(7)................................. $  7.8   $ (6.1)  $(12.3)  $(26.7)  $ 18.6               $  1.4      $ 10.7
Cash flows provided from (used in):
  Operating activities....................   18.9     (3.6)    12.4    (20.0)    (6.1)                (2.8)      (11.0)
  Investing activities....................  (30.3)   (71.3)   (16.3)    (4.6)    (2.5)                 (.6)       (4.4)
  Financing activities....................   17.4     70.1      4.7     17.7      8.6                  3.7        14.0
                                           ------   ------   ------   ------   ------               ------      ------
    Total.................................    6.0     (4.8)      .8     (6.9)     (--)                  .3        (1.4)
Mill product shipments (millions of
  pounds).................................   10.2     10.8     11.2     10.5     12.2      20.5        3.2         6.0
Active employees at period end............  1,120    1,170    1,070      880    1,020     2,250      1,174       2,338
Order backlog at period end(8)............ $ 80.0   $ 90.0   $ 80.0   $ 85.0   $125.0    $213.0     $ 93.0      $262.0
Capital expenditures......................   30.1     67.3     16.3      4.6      3.0       7.2        1.1         2.4

- ---------------

(1) Net sales include $4 million in 1993 and $20 million in 1994 of sales related to TIMET's arrangements with CEZUS. Based upon the structure of a revised agreement entered into in March 1995, TIMET did not consolidate CEZUS related sales in 1995 or for the three months ended March 31, 1996. See Note 3 to the Company's Consolidated Financial Statements.

(2) Operating income (loss) includes restructuring and other special charges of $4.7 million in 1993, $10 million in 1994 and $4.2 million in the three months ended March 31, 1996. A restructuring credit of $1.2 million is included in 1995. See Note 5 to the Company's Consolidated Financial Statements regarding restructuring and other special charges.

(3) Per common share data and weighted average common shares outstanding give effect in all periods presented to the Stock Split. See Note 9 to the Company's Consolidated Financial Statements.

(4) Reflects consummation of the Offerings and the application of the Company's net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(5) Working capital represents current assets minus current liabilities (excluding current portion of long-term debt and current portion of capital lease obligations).

(6) Includes loans and interest to related parties and capital lease obligations; excludes trade and other payables to related parties.

(7) EBITDA represents income (loss) before cumulative effect of accounting changes plus income taxes, interest expense, depreciation and amortization less equity in earnings of nonoperating joint ventures. EBITDA is presented because it is a widely accepted financial indicator of cash flow and the ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than operating income, net income or cash flow as an indicator of the Company's performance.

(8) "Order backlog" is defined as firm purchase orders (which are generally subject to cancellation by the customer upon payment of specified charges).

(9) Gives pro forma effect to the IMI Titanium Acquisition. See "Pro Forma Condensed Consolidated Financial Statements."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the risk factors set forth below before making an investment in the Common Stock.

CYCLICALITY; DEPENDENCE ON AEROSPACE INDUSTRY

     Demand for the Company's titanium products is cyclical and is affected by, among other things, the cyclical activity in the commercial and military aerospace industry, particularly the strength of orders from commercial airlines and aircraft leasing companies. Sales of the Company's products (excluding sponge) to the commercial and military aerospace industry accounted for approximately 67%, 70%, 60%, 60% and 62% of the Company's total sales in 1991, 1992, 1993, 1994 and 1995, respectively. Historically, commercial airlines' orders for new aircraft have tended to be driven by the operating profits or losses of the respective airlines. Purchases by customers in the military aerospace sector tend to be driven by defense budgets. Events adversely affecting the aerospace industry, such as reduced orders from commercial airlines resulting from operating losses at the airlines, or reduced military spending, could have a material adverse effect on the business, financial condition, results of operations and cash flows of the Company. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business -- Markets and Customer Base."

HISTORY OF LOSSES; PRO FORMA LOSSES

     During the last five years, when the titanium industry was in a severe downturn, the Company incurred net losses of $.1 million, $25.7 million, $20.2 million, $43.1 million and $4.2 million in 1991, 1992, 1993, 1994 and 1995, respectively. Similarly, the IMI Titanium Business reported net losses of $11.2 million, $15.0 million and $32.8 million in 1993, 1994 and 1995, respectively. Moreover, the Company on a pro forma basis, giving effect to the IMI Titanium Acquisition, incurred a net loss of $34.7 million in 1995, including restructuring and other special charges. During the last three years the combined losses of the Company, the IMI Titanium Business, RMI Titanium Company ("RMI") and Oregon Metallurgical Company ("Oremet") were $181.3 million. Prior to the last industry upturn in 1988 through 1990, the Company, excluding the IMI Titanium Business, reported aggregate losses from continuing operations of $18.1 million from 1984 through 1987. There can be no assurance that additional losses will not be incurred in future periods.

     The ability of the Company to achieve profitability in the future is dependent upon, among other things: market demand and prices for titanium products, particularly demand and pricing in the aerospace industry; the Company's ability to increase prices for titanium products to a level that exceeds any increases in production costs; avoidance of any material adverse developments in the capacity utilization for the production of titanium sponge or availability of titanium scrap; the absence of titanium market instabilities associated with titanium sponge and scrap from Russia and other countries comprising the former Soviet Union; completion of a new labor agreement without a work stoppage at the Company's Henderson, Nevada facility, where the existing agreement expires in October 1996; and the absence of a general economic downturn in North America, Europe or the rest of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HIGHLY COMPETITIVE INDUSTRY; SUBSTANTIAL EXCESS PRODUCTION CAPACITY

     The titanium metals industry is highly competitive on a worldwide basis as a result of many factors, particularly the presence of excess capacity in the industry, which has intensified price competition for available business. Integrated and non-integrated producers of mill products are located primarily in the United States, Japan, Russia, Europe and China (the Company considers an integrated producer one that produces at least titanium sponge and ingot). The Company is one of two integrated producers in the United States and one of four in the world. There are also a number of non-integrated producers that produce mill products from purchased sponge, scrap or ingot. The Company believes that the sponge production capacity and actual production in the former Soviet Union may be as much as one-half of aggregate worldwide levels and that significant unused production capacity may exist in this region. Russia is also known to have significant melting and mill products production capacity.

     In the U.S. market, the increasing presence of non-U.S. participants has become a significant competitive factor. Until 1993, imports of foreign titanium products into the U.S. had not been significant. This was primarily attributable to relative currency exchange rates, tariffs and, with respect to Japan and Russia, existing and prior duties (including antidumping duties). However, imports of titanium sponge, scrap, and other products, principally from the former Soviet Union, have increased in recent years and have had a significant competitive impact on the U.S. titanium industry. To the extent the Company has been able to take advantage of this situation by purchasing such sponge, scrap or intermediate mill products for use in its own operations during the last three years, the negative effect of these imports on the Company has been somewhat diminished.

     As the participation of non-U.S. companies increases, the competitive environment for the Company may become more difficult, especially if existing tariffs are eased and certain market participants are no longer subject to antidumping duties. Currently, imports of titanium ingot and mill products from countries that receive the most favored nation ("MFN") tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. In addition to regular tariffs, imports of titanium sponge from certain countries of the former Soviet Union (Russia, Kazakhstan and Ukraine) are subject to antidumping duties of 84%. If these antidumping duties are eased or removed, substantial additional capacity could come onto the market and adversely affect titanium sponge and mill products pricing and thus the business, financial condition, results of operations and cash flows of the Company.

     The ability of the producers in Russia to compete in the U.S. was enhanced from September 1993 through July 1995 by the elimination of tariffs on most titanium mill products (excluding titanium ingot, slab and billet, which continued to carry a 15% duty) imported from that country. The Company currently expects that these tariffs will again be eliminated or reduced as part of the resolution of the ongoing budget negotiations between the U.S. Congress and the President. Since the Company has been a significant purchaser of titanium products from Russia in recent years, the failure to renew this program has had and could, in the future, have an adverse effect on the Company's earnings as it would be more costly to continue purchases of titanium mill products from Russia. Given the current political and economic uncertainties in some of the countries of the former Soviet Union, there can be no assurance that this supply of titanium products will continue to be available to the Company without interruption or at attractive prices. See "Business -- Competition."

LABOR; EXPIRATION OF LABOR CONTRACTS

     As of March 31, 1996, approximately 70% of the Company's employees worked under collectively bargained agreements. The Company's three-year agreement with the union representing hourly workers at its Nevada facility expires in October 1996. Negotiations with respect to this contract have not yet commenced. All of the collective bargaining agreements in place at the Company's U.K. facilities have one-year terms expiring on December 31, 1996. The Company's sales and operating results were adversely affected from late 1993 through the beginning of 1995 due to work stoppages at two of its principal plants. The work stoppage at the Henderson, Nevada, facility lasted for nine months and the work stoppage at the Toronto, Ohio, facility lasted for six weeks. Each of these facilities is material to the Company's operations, and the Henderson facility includes all of the Company's titanium sponge production capacity.

     While the Company considers its employee relations to be satisfactory, there can be no assurance that new collective bargaining agreements will be negotiated at the Company's Henderson or U.K. facilities or that the results of such new agreements or further work stoppages in connection with the expiration of such agreements would not have a material and adverse effect on the business, financial condition, results of operations or cash flows of the Company. See "Business -- Employees."

CONTROL BY CERTAIN STOCKHOLDERS; POSSIBLE CONFLICTS OF INTEREST

     Following completion of the Offerings, it is anticipated that approximately 54% of the Company's outstanding Common Stock will be held by current stockholders, including approximately 37.2% by Tremont, 6.4% by IMI, 10.0% by UTSC and .3% by members of the Company's management. Moreover, in addition to having the right to designate nominees for the Board of Directors as discussed below, certain of these stockholders will be in a position effectively to control the affairs of the Company, including the election of all of the Company's directors and the approval or prevention of certain corporate transactions which require majority stockholder approval.

     Pursuant to an agreement entered into among the Company, Tremont and UTSC, and an agreement entered into among the Company, Tremont and IMI, the number of directors comprising the Board of Directors is limited to seven. At current ownership levels, Tremont is entitled to designate four directors, IMI is entitled to designate two directors, and UTSC is entitled to designate one director. Depending on the results of the Offerings, the Company expects that IMI will no longer be entitled to designate any directors (if all Shares are sold), that Tremont will continue to be entitled to designate four directors, and that UTSC will continue to be entitled to designate one director. The Board of Directors would be entitled to fill any vacancies on the Board of Directors. See "Management -- Directors and Executive Officers" and "Certain Relationships and Related Transactions -- Shareholders' Agreements."

     Tremont may be deemed to control the Company. Approximately 44% of Tremont's outstanding common stock is held by Contran Corporation ("Contran") and subsidiaries of Contran, which may be deemed to control Tremont. Contran may be deemed to be controlled by Harold C. Simmons. See "The Company" and "Principal and Selling Stockholders."

     Certain of the Company's executive officers and directors also serve as executive officers and directors of Tremont. For a discussion of possible conflicts of interest resulting therefrom, see "Certain Relationships and Related Transactions -- Relationships with Related Parties."

ENVIRONMENTAL REGULATION

     Risk of environmental damage is inherent in the Company's operations. The Company uses and produces substantial quantities of substances, chemicals and compounds that are considered hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. In addition, at the Company's Nevada facility, the Company produces and uses substantial quantities of titanium tetrachloride, a material classified as extremely hazardous under federal environmental laws. The Company has used such substances and compounds throughout the history of its operations and may be responsible for remediation as a result of past releases or disposal practices. Moreover, the Company's Nevada facility is located within an area that is potentially contaminated as a result of the historical operations of the Company and other industrial and chemical manufacturing businesses. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. In addition, the Company is subject to a wide range of government environmental requirements, including the extensive regulation of air and water emissions and waste management. There is a risk that such requirements, or enforcement thereof, may become more stringent in the future. There can be no assurances that some, or all, of the risks discussed under this heading will not result in liabilities that would be material to the Company's business, results of operations, financial condition or cash flows. See "Business -- Regulatory and Environmental Matters."

POTENTIAL DIFFICULTIES IN INTEGRATING THE IMI TITANIUM BUSINESS

     Successful completion of the IMI Titanium Acquisition requires the integration of two companies that have previously operated independently. There can be no assurance that the Company will not encounter difficulties in integrating the IMI Titanium Business or that the potential benefits of such integration, including cost savings and manufacturing efficiencies, will be realized to the extent or on the schedule expected by the Company. Any delays or unexpected costs incurred in connection with such integration could have a material and adverse effect on the Company's business, operating results, financial condition and cash flows.

NO ASSURANCE OF NEW PRODUCT DEVELOPMENT

     In an effort to lessen its dependence on the aerospace industry and to increase participation in other markets, the Company, its competitors and end-users are devoting significant efforts and resources to developing new markets and applications for titanium, certain of which are still in the preliminary stages. Developing these emerging applications involves substantial risk and uncertainties due to the fact that titanium must compete with less expensive alternative materials in these potential applications. There can be no assurances the Company will be able to develop new markets and applications for its products, or as to the time required for such development, or as to the extent to which it will face competition in this regard. If the Company is unable to develop these markets to a substantial degree, management expects the Company's business to be largely dependent on the cyclical aerospace industry.

DEPENDENCE ON OTHERS FOR CERTAIN RAW MATERIALS AND SERVICES

     While the Company is one of six major worldwide producers of titanium sponge, a basic raw material in the production of titanium ingot and mill products, under current market conditions it cannot supply all of its needs for titanium sponge internally and is dependent, therefore, on third parties for a portion of its titanium sponge needs. The Company obtains sponge from four suppliers in Japan and the former Soviet Union, both on a spot purchase basis and, with respect to a portion of these purchases from three of such producers, pursuant to sponge contracts that permit the Company to purchase an aggregate of 10 million pounds of sponge at specified or fixed prices through the end of 1996. Each contract is subject to renegotiation or termination if certain events occur.

     Substantially all of the Company's supply of titanium-containing rutile ore, one of the primary raw materials used in the production of titanium sponge, is currently purchased from a limited number of suppliers. Although the Company believes that the availability of rutile is adequate in the near-term, there can be no assurance that the Company will not experience interruptions of its raw material supplies.

     An interruption in the Company's supply of rutile and titanium sponge could have a material adverse effect on the Company's business, operating results, financial condition and cash flows. See "Business -- Raw Materials."

     The Company is dependent upon the services of outside processors to perform important processing functions with respect to certain of its products. In particular, the Company currently relies upon a single processor to perform certain rolling steps with respect to some of its plate, sheet, and strip products. The Company does not have a contract with this processor, and thus the arrangement with such processor could be terminated at any time. Although the Company believes that there are numerous metal producers with the capability to perform these same processing functions, arranging for an alternative processor could take several months and any interruption in these functions could have a material and adverse effect on the Company's business, results of operations, financial condition and cash flows in the short term. See "Business -- Products and Operations."

SHARES ELIGIBLE FOR FUTURE SALE

     No predictions can be made as to the effect, if any, that public sales of Common Stock or the availability of Common Stock for sale will have on the market price relating thereto prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on such market price. Upon consummation of the Offerings, the Company will have outstanding 31,454,255 shares of Common Stock. The 14,500,000 Shares offered hereby will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. In addition, 3,187,500 shares are reserved for issuance upon the exercise of stock options and as director compensation shares (of which approximately 437,500 shares relate to options and shares that will be outstanding upon completion of the Offerings). See "Management -- Incentive Plan" and "Management -- Director Compensation Plan." The remaining 16,954,255 outstanding shares of Common Stock will be "restricted securities," as defined in Rule 144 promulgated under the Securities Act, and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rules 144 and 144A promulgated thereunder. See "Shares Eligible for Future Sale" and "Underwriting."

     In addition, each of Tremont, IMI and UTSC, who in the aggregate will hold 16,861,305 outstanding shares of Common Stock after consummation of the Offerings (14,686,305 assuming the Underwriters' overallotment options have been exercised), has registration rights with respect to such shares. See "Certain Relationships and Related Transactions -- Registration Rights."

ABSENCE OF ESTABLISHED PUBLIC TRADING MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no established public trading market for the Common Stock. The initial public offering price of the Common Stock offered hereby was determined through negotiation among the Company and the representatives of the Underwriters. The initial offering price set forth on the cover page of the Prospectus should not, however, be considered an indication of the actual value of the Common Stock. The market trading price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial offering price. See "Underwriting." In addition, the prices at which the Common Stock will trade and the volatility thereof may be affected by trading in the common stocks of Tremont and NL Industries, Inc. ("NL"), a company which may be deemed to be, with the Company, under common control by Tremont and subsidiaries of Contran. Further, factors such as announcements by the Company of quarterly variations in its financial results and changes in general market conditions, among other things, could cause the market price of the Common Stock to fluctuate significantly. In recent years, the stock market has experienced significant price and volume fluctuations.

POSSIBLE ISSUANCES OF PREFERRED STOCK

     Pursuant to the Company's Amended and Restated Certificate of Incorporation, shares of preferred stock may be issued in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine in the exercise of its business judgment. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financing and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Common Stock. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."

DILUTION

     Purchasers of Common Stock in the Offerings will experience immediate and substantial dilution of, and present stockholders will receive a substantial increase in, the book value of their shares of Common Stock. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock being offered by the Company are estimated to be approximately $123.2 million (assuming an initial offering price of $21.50) and will be used to repay certain indebtedness as follows: approximately $80.6 million to prepay a portion of the outstanding indebtedness under the Company's U.S. credit facility and approximately $42.5 million to prepay all outstanding indebtedness (other than capital lease obligations) under the Company's existing obligations to two of its stockholders, Tremont (approximately $22.5 million) and IMI (approximately $20 million). Tremont may be deemed to control the Company and IMI holds approximately 38% of the outstanding Common Stock and has two representatives on the Company's Board of Directors. To the extent the net proceeds to the Company from the sale of Common Stock being offered by the Company exceed an amount required to repay all indebtedness referred to above, such additional proceeds will be used by the Company for general corporate purposes.



     Borrowings under the Company's U.S. credit facility bear interest at a weighted average interest rate of 10.5% (as of March 31, 1996). This facility has recently been amended to, among other things, extend the maturity date to December 31, 1997 (which will be further extended to December 31, 1998 upon the closing of the Offerings assuming specified minimum proceeds are received (a "Qualifying Offering")), increase the borrowing availability under the facility to a maximum of $105 million, and provide for a reduction in the effective interest rate of 1.5% (with a further reduction in the effective interest rate of 1% upon the closing of a Qualifying Offering). Completion of the Offerings within the range of initial offering prices set forth on the front cover of this Prospectus would exceed the minimum necessary to constitute a "Qualifying Offering." See Note 8 to the Company's Consolidated Financial Statements.


     The Company's obligations to Tremont and IMI bear interest at 10.4%. The Company's obligations to Tremont are due January 1, 2000, and the Company's obligations to IMI are due in quarterly payments beginning March 31, 1997 through December 31, 1999. Debt owed to Tremont represents a portion of the approximately $33 million that Tremont provided the Company since 1991, and debt owed to IMI represents a portion of the more than $100 million invested by IMI in the IMI Titanium Business since mid-1990.

     The net proceeds to the Selling Stockholders from the sale of the Common Stock being offered by the Selling Stockholders (assuming an initial offering price of $21.50) are estimated to be $167.2 million ($211 million if the Underwriters' overallotment options are exercised in full), and the Company will not receive any of such proceeds.

                                    DILUTION

     As of March 31, 1996, the Company had a net tangible book value of $126.4 million, or $5.00 per share of outstanding Common Stock (based on 25,254,255 shares outstanding and giving effect to the Stock Split). Net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock assumed to be outstanding. After giving effect to the receipt and application of the estimated net proceeds from the Company's sale of 6,200,000 shares of Common Stock at an initial public offering price of $21.50 per share, the net tangible book value of the Company at March 31, 1996 (giving effect to the Stock Split and the conversion of 93,000 shares of Class B Common Stock issued to senior executive officers in connection with the IMI Titanium Acquisition into 93,000 shares of Common Stock (the "Management Shares")) would have been $249.7 million, or $7.94 per share of outstanding Common Stock. This represents an immediate increase in net tangible book value of $2.94 per share to existing stockholders and an immediate dilution of net tangible book value of $13.56 per share to purchasers of Common Stock in the Offerings. The following table illustrates this per share dilution to new investors as of March 31, 1996:

    Initial public offering price per share.........................             $21.50
                                                                                 ------
      Net tangible book value per share at March 31, 1996...........   $5.00
      Increase in net tangible book value per share attributable to
         new investors..............................................   $2.94
                                                                       -----
    Net tangible book value per share after the Offerings...........             $ 7.94
                                                                                 ------
    Dilution of net tangible book value per share to new
      investors.....................................................             $13.56
                                                                                 ======

     The following table shows, as of March 31, 1996, giving effect to the Stock Split, the conversion of the Management Shares and the Offerings, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company and the total consideration and average price per share paid to the Company, before deducting the underwriting discounts and estimated offering expenses:

                                                                      TOTAL            AVERAGE
                                              SHARES OWNED        CONSIDERATION       PURCHASE
                                            ----------------    ------------------      PRICE
                                            NUMBER   PERCENT     AMOUNT    PERCENT    PER SHARE
                                            ------   -------     ------    -------    ---------
                                             (000)               (000)
    Existing Stockholders.................  25,254     80.3%    $212,877     61.5%     $  8.43
                                                                                       =======
    New Investors.........................   6,200     19.7      133,300     38.5      $ 21.50
                                            ------    -----     --------    -----      -------
    Total.................................  31,454    100.0%    $346,177    100.0%     $ 11.00
                                            ======    =====     ========    =====      =======

     As of the date of this Prospectus, 3,187,500 shares of Common Stock are reserved for issuance under the Company's stock option and director compensation plans (under which approximately 437,500 shares and options exercisable at the initial public offering price will be outstanding upon completion of the Offerings).

                                DIVIDEND POLICY

     The Company has not declared any cash dividends during the last four years and does not anticipate paying dividends on its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. The Company's U.S. credit facility currently prohibits the payment of dividends on the Common Stock in excess of 20% of the Company's consolidated net income in any fiscal year.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1996, as adjusted for the sale of 14,500,000 shares of Common Stock in the Offerings (assuming that the Underwriters' overallotment options are not exercised) and the application of the Company's proceeds therefrom, after deduction of estimated expenses and underwriting discounts. This table should be read in conjunction with the historical financial statements of the Company and the IMI Titanium Business, and the notes thereto, included elsewhere in this Prospectus.

                                                                          March 31, 1996
                                                                     -------------------------
                                                                     ACTUAL     AS ADJUSTED(1)
                                                                     ------     --------------
                                                                           (in millions)
Short-term debt(2):
  U.S. credit facility.............................................  $ 81.0         $   .4
  IMI and other....................................................     1.4             .1
                                                                     ------         ------
          Total short-term debt....................................    82.4             .5
                                                                     ------         ------
Long-term debt, net of current portion:
  Capital lease obligations payable to IMI.........................     9.6            9.6
  Loans and interest to related parties(3):
     Tremont.......................................................    22.5             --
     IMI...........................................................    18.8             --
  Other............................................................      .1             .1
                                                                     ------         ------
          Total long-term debt.....................................    51.0            9.7
                                                                     ------         ------
Class B redeemable common stock, $.01 par value, .1 million shares authorized, .1 million shares and nil issued and
  outstanding(4)...................................................     1.5             --
Stockholders' equity:
  Preferred stock, $1 par value; 1 million shares authorized, none
     outstanding...................................................      --
  Common stock, $.01 par value; 99 million shares authorized, 25.2 million and 31.5 million shares issued and outstanding,
     respectively..................................................      .2             .3
  Additional paid-in capital.......................................   212.7          337.3
  Accumulated deficit..............................................   (70.5)         (70.5)
  Currency translation and pension adjustments.....................    (2.9)          (2.9)
                                                                     ------         ------
          Total stockholders' equity...............................   139.5          264.2
                                                                     ------         ------
          Total capitalization.....................................  $274.4         $274.4
                                                                     ======         ======

- ---------------

(1) Gives effect to the Offerings and application of the Company's net proceeds therefrom. See "Use of Proceeds."

(2) Includes current portion of long-term debt.

(3) Excludes trade and other payables to related parties. See Note 13 to the Company's Consolidated Financial Statements.

(4) Upon completion of the Offerings, the Class B shares will convert to Common Stock and no Class B shares will be authorized or outstanding.

                            SELECTED FINANCIAL DATA

     The selected financial data for each of the years in the five year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company, and the selected financial data for the three month periods ended April 2, 1995 and March 31, 1996 have been derived from the unaudited consolidated financial statements of the Company. The Company uses a fiscal year ending on the Sunday closest to December 31 of each year. The pro forma financial data for the year ended December 31, 1995 gives pro forma effect to the IMI Titanium Acquisition as if it had been consummated on January 2, 1995. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data do not purport to represent the results of operations or the financial position of the Company which actually would have occurred had the IMI Titanium Acquisition been consummated on the aforesaid date.

     The following selected and pro forma financial data should be read in conjunction with "Capitalization," "Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the IMI Titanium Business (including in each case the notes thereto) included elsewhere in this Prospectus.

                                                                                                             THREE MONTHS ENDED
                                                                      FISCAL YEARS
                                               ----------------------------------------------------------   ---------------------
                                                                                                PRO FORMA   APRIL 2,    MARCH 31,
                                                1991      1992      1993      1994      1995    1995(12)      1995      1996(13)
                                               ------    ------    ------    ------    ------   ---------   --------    ---------
                                                   (IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales:
  Mill products(1)............................ $147.4    $145.6    $143.1    $138.3    $164.9    $ 273.3     $  36.4     $  88.7
  VDP sponge(2)...............................     --        --        .6       2.6      10.6       10.6         1.9         3.2
  Castings....................................     --        --        --        --        --       29.0          --        10.7
  Other.......................................    8.3       8.3       7.5       5.1       9.2       19.0         3.4         5.0
                                               ------    ------    ------    ------    ------     ------      ------      ------
    Total net sales...........................  155.7     153.9     151.2     146.0     184.7      331.9        41.7       107.6
Cost of sales.................................  136.4     151.5     153.4     160.0     170.7      338.8        41.1        92.5
                                               ------    ------    ------    ------    ------     ------      ------      ------
  Gross profit (loss).........................   19.3       2.4      (2.2)    (14.0)     14.0       (6.9)         .6        15.1
Selling, general and administrative
  expenses....................................   11.9       9.9       9.5      10.9      12.2       23.5         2.6         5.1
Research and development costs................    2.6       2.4       1.9       1.5       1.8        2.8          .4          .5
Equity in earnings of joint ventures(3).......     --        .2       1.4       1.6       3.7        3.7          .7         1.4
Other income..................................     --        --        .2        .1        .5         .5          .1          .1
Restructuring and other special (charges)
  credit(4)...................................     --        --      (4.7)    (10.0)      1.2       (3.8)         --        (4.2)
                                               ------    ------    ------    ------    ------     ------      ------      ------
  Operating income (loss)(4)..................    4.8      (9.7)    (16.7)    (34.7)      5.4      (32.8)       (1.6)        6.8
General corporate income (expense), net(3)....    (.1)       .2       1.9        .3       1.0        1.0          .1         (.1)
Interest expense..............................    3.8       4.2       5.7       7.6      10.4       14.9         2.5         3.5
                                               ------    ------    ------    ------    ------     ------      ------      ------
  Income (loss) before income taxes,
    preacquisition earnings, and cumulative
    effect of changes in accounting
    principles................................     .9     (13.7)    (20.5)    (42.0)     (4.0)     (46.7)       (4.0)        3.2
Income tax benefit (expense)..................   (1.0)      4.0        .3       (.1)      (.2)      12.0          --         (.7)
Preacquisition earnings.......................     --        --        --        --        --         --          --         (.4)
Income (loss) before cumulative effect of
  changes in accounting principles............    (.1)     (9.7)    (20.2)    (42.1)     (4.2)     (34.7)       (4.0)        2.1
Cumulative effect of changes in accounting
  principles(5)...............................     --     (16.0)       --      (1.0)       --         --          --          --
                                               ------    ------    ------    ------    ------     ------      ------      ------
  Net income (loss)........................... $  (.1)   $(25.7)   $(20.2)   $(43.1)   $ (4.2)   $ (34.7)    $  (4.0)    $   2.1
                                               ======    ======    ======    ======    ======     ======      ======      ======
Per common share(6):
  Income (loss) before cumulative effect of
    changes in accounting principles.......... $ (.01)   $ (.86)   $(1.78)   $(2.80)   $ (.27)   $ (1.39)    $  (.26)    $   .10
                                               ======    ======    ======    ======    ======     ======      ======      ======
  Cash dividends..............................    .17        --        --        --        --         --          --          --
Weighted average common shares
  outstanding(6)..............................   11.3      11.3      11.3      15.0      15.4       25.0        15.0        20.5
                                               ------    ------    ------    ------    ------     ------      ------      ------
PRO FORMA -- AS ADJUSTED(7):
  Operating income (loss).....................                                                   $ (32.8)                $   6.8
  Interest expense............................                                                       1.6                      .2
  Net income (loss)...........................                                                     (21.4)                    5.4
  Net income (loss) per common share..........                                                      (.69)                    .18
BALANCE SHEET DATA:
  Working capital(8).......................... $ 73.3    $ 62.0    $ 44.6    $ 38.0    $ 52.3                $  40.8     $ 111.0
  Total assets................................  174.6     267.0     262.5     240.2     248.8                  244.1       422.5
  Long-term debt, including current
    maturities(9).............................   69.6     149.3      75.0      92.9      89.6                   92.3       133.4
  Stockholders' equity........................   72.8      46.6     109.0      64.7      68.1                   60.9       139.5
OTHER OPERATING DATA:
  EBITDA(10).................................. $  7.8    $ (6.1)   $(12.3)   $(26.7)   $ 18.6                $   1.4     $  10.7
  Cash flows provided from (used in):
    Operating activities......................   18.9      (3.6)     12.4     (20.0)     (6.1)                  (2.8)      (11.0)
    Investing activities......................  (30.3)    (71.3)    (16.3)     (4.6)     (2.5)                   (.6)       (4.4)
    Financing activities......................   17.4      70.1       4.7      17.7       8.6                    3.7        14.0
                                               ------    ------    ------    ------    ------                 ------      ------
      Total...................................    6.0      (4.8)       .8      (6.9)      (--)                    .3        (1.4)
  Mill product shipments (millions of
    pounds)...................................   10.2      10.8      11.2      10.5      12.2       20.5         3.2         6.0
  Active employees at period end..............  1,120     1,170     1,070       880     1,020      2,250       1,174       2,338
  Order backlog at period end(11)............. $ 80.0    $ 90.0    $ 80.0    $ 85.0    $125.0    $ 213.0     $  93.0     $ 262.0
  Capital expenditures........................   30.1      67.3      16.3       4.6       3.0        7.2         1.1         2.4

- ---------------
 (1) Net sales include $4 million in 1993 and $20 million in 1994 of sales related to TIMET's arrangements with CEZUS. Based upon the structure of a revised agreement entered into in March 1995, TIMET did not consolidate CEZUS related sales in 1995 or during the three months ended March 31, 1996.

 (2) Principally represents sales to UTSC.

 (3) Equity in earnings of THT is included in operating income while equity in earnings of other joint ventures is included in general corporate income (expense), net.

 (4) Operating income (loss) includes restructuring and other special charges of $4.7 million in 1993, $10 million in 1994 and $4.2 million in the three months ended March 31, 1996. A restructuring credit of $1.2 million is included in 1995. See Note 5 to the Company's Consolidated Financial Statements regarding restructuring and other special charges.

 (5) Changes in accounting principles related to the effect of SFAS No. 106 (post-retirement benefits) and SFAS No. 109 (income taxes) in 1992 and SFAS No. 112 (postemployment benefits) in 1994. See Note 12 to the Company's Consolidated Financial Statements.

 (6) Per common share data and weighted average common shares outstanding give effect in all periods presented to the Stock Split. See Note 9 to the Company's Consolidated Financial Statements.

 (7) Reflects consummation of the Offerings and application of the Company's net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

 (8) Working capital represents current assets minus current liabilities (excluding current portion of long-term debt and current portion of capital lease obligations).

 (9) Includes loans and interest to related parties and capital lease obligations; excludes trade and other payables to related parties.

(10) EBITDA represents income (loss) before cumulative effect of accounting changes plus income taxes, interest expense, depreciation and amortization less equity in earnings of nonoperating joint ventures. EBITDA is presented because it is a widely accepted financial indicator of cash flow and the ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than operating income, net income or cash flow as an indicator of the Company's performance.

(11) "Order backlog" is defined as firm purchase orders (which are generally subject to cancellation by the customer upon payment of specified charges).

(12) Gives pro forma effect to the IMI Titanium Acquisition. See "Pro Forma Condensed Consolidated Financial Statements."

(13) See "Pro Forma Condensed Consolidated Financial Statements" at PF-7 for pro forma Statement of Operations data for the three-month period ended March 31, 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements of the Company and notes thereto appearing elsewhere in this Prospectus. The following discussion does not reflect the IMI Titanium Business except where otherwise indicated. See "Business -- Introduction" and the financial statements of IMI Titanium Business and the notes thereto appearing elsewhere in this Prospectus. Certain statements in the following discussion are forward-looking statements or discussions of trends which by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results and trends may differ materially from those described below depending on a variety of factors, including those detailed under the caption "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     In 1995, the Company and the titanium industry began recovering from the depressed industry conditions that existed during the prior several years. The aerospace industry historically has accounted for approximately 65% of U.S. titanium mill products consumption and has had a significant effect on the overall sales and profitability of the titanium industry. The aerospace industry, and consequently the titanium metals industry, is highly cyclical. Until recently, the Company and the industry had been significantly and adversely affected by excess worldwide production capacity, depressed levels of spending for both military and commercial aircraft, and depressed selling prices resulting from, among other things, relatively inexpensive titanium scrap, sponge and other mill products, principally from Russia and other countries comprising the former Soviet Union. However, the Company estimates that U.S. industry shipments of titanium mill products in 1995 increased 26% from 1994 levels to 43.5 million pounds. Annual U.S. shipments had previously remained relatively flat in the period between 1991 and 1994 at about 35 million pounds. The Company estimates that U.S. industry mill products shipments to the commercial aerospace market in 1995 approximated 16 million pounds, a 16% increase over 1994. See "Risk Factors -- Cyclicality; Dependence on Aerospace Industry."

     The titanium industry's recent improvement is due to a combination of factors, including a resurgence in commercial aerospace demand, continued and stable industrial demand, an end to customer inventory drawdowns, and the emergence of new uses of titanium metal, particularly golf club heads. The economic health of the commercial airline industry, the largest end market for titanium, has improved significantly compared to the substantial losses that the industry reported in prior years. Reported orders for new commercial aircraft have increased significantly, particularly for wide body aircraft like the Boeing 777, which use more titanium per plane than narrow body aircraft. Although military aircraft deliveries continue to remain lower than deliveries in the 1980s due to constrained defense budgets, sales to industrial markets in 1995 have continued at strong levels.

     On February 15, 1996, the Company completed the IMI Titanium Acquisition. IMI previously conducted its titanium business principally through its wholly-owned U.K. subsidiary, IMI Titanium Ltd., and its U.S. subsidiary, IMI Titanium Inc. IMI Titanium Ltd. (now known as "TIMET UK") is Western Europe's largest producer of titanium ingot and mill products for aerospace and industrial applications. IMI Titanium Inc. (referred to herein as "TIMET Castings") manufactures titanium castings for aerospace applications and golf club heads. In connection with the IMI Titanium Acquisition, the Company issued 9,561,305 shares of Common Stock to IMI, and $20 million of subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by IMI Titanium Ltd. As a result of the IMI Titanium Acquisition and prior to the Offerings the Company is owned 46.3% by Tremont, 37.9% by IMI, 15.4% by UTSC and .4% by members of the Company's management. The Company has accounted for the IMI Titanium Acquisition by the purchase method of accounting and has consolidated the operating results of the IMI Titanium Business in its historical financial statements as of January 1, 1996. See Note 3 to the Company's Consolidated Financial Statements.

OUTLOOK

     The Company's order backlog increased to $284 million (including $113 million related to the IMI Titanium Business) at April 30, 1996, from $213 million at December 31, 1995 (including $78 million related to the IMI Titanium Business). The Company defines "order backlog" as firm purchase orders (which are generally subject to cancellation by the customer upon payment of specified charges). The Company has historically experienced a high level of order cancellations and deferrals in periods of industry downturns. The following table summarizes the combined quarterly order backlog of the Company and the IMI Titanium Business as of March 31, 1996 and for the three years ended December 31, 1995.

                                                                   FISCAL QUARTER
                                                        -------------------------------------
    YEAR                                                FIRST     SECOND     THIRD     FOURTH
    ----                                                -----     ------     -----     ------
                                                                    (IN MILLIONS)
    1996..............................................  $ 262
    1995..............................................    152      $158      $ 190      $213
    1994..............................................    112       118        124       125
    1993..............................................    130       114        103       123

     During the second half of 1995 and continuing into 1996, the Company has experienced a significant increase in requests for quotations, increased orders and increased prices on accepted orders. The Company estimates that as of April 30, 1996, orders for approximately 81% of its anticipated 1996 shipments have been booked or shipped at average selling prices approximately 13% higher than its 1995 average selling prices. The increase in average selling prices on new orders is partly attributable to the expiration of certain long-term customer agreements with below-market prices. The increase in demand has been driven primarily by the recovery in the commercial aerospace market and the emergence of the golf club market. The Company estimates that its sales to the golf club market will be approximately 8% of its 1996 sales. As capacity utilization in the titanium industry continues to grow and lead times lengthen, the Company expects prices on new orders to continue to strengthen in 1996, although there can be no assurance that this trend will continue or not be reversed.

     The increase in demand for titanium products has contributed to the upward pressure on prices for certain raw materials used by the Company, including rutile, alloying materials, titanium scrap and titanium sponge. The Company currently is a significant purchaser of titanium sponge, despite having 30 million pounds of internal practical sponge production capacity. Prices for titanium sponge under the terms of the Company's sponge purchase contracts are specified for 1996 for the contracted quantity. Purchases of sponge above the contracted quantity would likely be at higher prices. The Company expects increased selling prices to more than offset any raw material cost increases in 1996, although there can be no assurance that recent price increases will continue or not be reversed.

     With two significant exceptions, the Company currently contracts with its customers at prices that reflect current market prices. UTSC has the right to acquire up to approximately 20% of the Company's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices thereafter through 2008. This contract arose out of UTSC's license of certain VDP technology to the Company. The pricing under this contract significantly increases in early 1997 but is anticipated to remain below market. In addition, the Company has another significant long-term supply contract for mill products containing pricing provisions which are substantially below current market prices but which will adjust at the end of 1996. At anticipated 1996 volume levels under these two agreements (and assuming no increase in average costs over 1995 levels), the improved pricing under these agreements could result in an annual benefit to operating income of approximately $7 million, with actual results depending on costs, prices and volumes at the time and decisions by the particular customer to use alternative sources as a result of the changed terms.

RESULTS OF OPERATIONS

                                                                           CHANGE               THREE MONTHS
                                                                     ------------------            ENDED
                                              FISCAL YEARS              FISCAL YEARS       ---------------------
                                       --------------------------    ------------------    APRIL 2,    MARCH 31,
                                        1993      1994      1995     '93-'94    '94-'95      1995        1996       CHANGE
                                       ------    ------    ------    -------    -------    --------    ---------    ------
                                                                          (IN MILLIONS)
Net sales............................  $151.2    $146.0    $184.7    $ (5.2)     $38.7       $41.7       $107.6     $65.9
                                       ======    ======    ======    ======      =====       =====       ======     =====
Operating income.....................  $(16.7)   $(34.7)   $  5.4    $(18.0)     $40.1       $(1.6)      $  6.8     $ 8.4
General corporate income (expense)...     1.9        .3       1.0      (1.6)        .7          .1          (.1)      (.2)
Interest expense.....................     5.7       7.6      10.4       1.9        2.8         2.5          3.5       1.0
                                       ------    ------    ------    ------      -----       -----       ------     -----
  Loss before income taxes...........  $(20.5)   $(42.0)   $ (4.0)   $(21.5)     $38.0       $(4.0)      $  3.2     $ 7.2
                                       ======    ======    ======    ======      =====       =====       ======     =====
Percent change:
  Sales volume (in pounds)...........                                    -1%       +20%                               +83%
  Average selling prices.............                                     0%       + 9%                               +18%

  Fiscal quarter ended March 31, 1996 compared to fiscal quarter ended April 2, 1995

     For the first quarter of 1996, sales volume of titanium sponge, ingot and mill products increased to 8.4 million pounds compared to 4.6 million pounds in the year-ago period. Shipments from TIMET UK and TIMET Castings aggregated 2.6 million pounds in the first quarter of 1996. TIMET UK's sales were $32.0 million in the first quarter of 1996 while TIMET Castings' sales were $10.7 million. Average selling prices in the first quarter of 1996 were up approximately 18% over the first quarter of 1995. The selling price increases reflect both the pass-through of cost increases, particularly raw material costs, and real price improvement associated with increased market demand. Although the Company and the titanium industry are continuing to experience a significant increase in the cost of certain raw materials, the Company's increased selling prices more than offset those cost increases. Prices on recent orders for titanium products have continued to increase relative to 1995 levels, although there can be no assurance that this trend will continue.

     Operating levels at the Company's plants in the first quarter of 1996 were higher than the same period in 1995 and contributed to the better operating results. The VDP titanium sponge plant operated near its practical capacity of 20 million pounds annually in the first quarter of 1996 compared to about 75% of practical capacity in 1995. Depreciation expense increased $1 million in the first quarter of 1996 over the year ago period principally as a result of the IMI Titanium Acquisition. The Company presently expects its VDP plant to operate near practical capacity in 1996 if current conditions continue. The Company also expects to restart production of titanium sponge at its original Kroll-leach facility during 1996 in response to demand for certain grades of titanium sponge. Anticipated costs to restart the Kroll-leach facility at a projected annual production rate of approximately 4 million pounds are estimated to be less than $1 million, of which approximately $.3 million was incurred in the first quarter of 1996.

     The Company's operating income in the first quarter of 1996 included $1.4 million related to equity in earnings of THT compared to $.7 million in the year ago period.

     See "-- Restructuring and Other Special Charges" for other items affecting operating income (loss).

  1995 compared to 1994

     Sales volume of sponge, ingot and mill products in 1995 increased to 18.7 million pounds, a 20% improvement over 1994 levels. Shipments of titanium products for industrial applications were up moderately compared to 1994 while aerospace volumes showed greater improvement than industrial applications. Sales volume from U.S.-based operations increased in 1995 relative to 1994; however, this increase was partially offset by reduced sales associated with the Company's revised agreements with Compagnie Europeenne du Zirconium -- CEZUS, S.A. ("CEZUS"), a leading European zirconium and titanium producer located in France, as discussed below. The Company's dollar denominated sales benefitted during 1995 from the relative weakness in the value of the U.S. dollar versus certain other currencies. The 9% increase in average selling prices in 1995 over 1994 reflects both the pass-through of certain cost increases and real price improvement associated with increased market demand.

     Operating levels at all of the Company's plants were higher in 1995 than 1994 and contributed to the better operating results relative to 1994. The higher production levels were partly attributable to the absence of work stoppages in 1995, and improved VDP related equipment reliability during the second half of 1995. The VDP plant operated at about 75% of its practical capacity in 1995, compared with 45% in 1994. Depreciation expense increased $4.9 million in 1995 over 1994 principally as a result of the units of production method used to depreciate the VDP plant.

     In March 1995, the Company and CEZUS entered into an agreement which revised the distribution and manufacturing arrangement that had existed between the Company and CEZUS since 1993. Among other things, the revised agreement eliminated the Company's sharing in the profits or losses associated with CEZUS' titanium business after 1994. Based upon the structure of the revised agreement, the Company recognized only commission income from sales of CEZUS products in 1995 (approximately $.4 million) whereas the Company had previously consolidated the titanium sales and related costs associated with its arrangement with CEZUS. Revenues from CEZUS products included in the Company's consolidated sales were about $4 million in 1993 and $20 million in 1994. The Company and CEZUS are negotiating a new relationship which contemplates the formation of a jointly-owned French company to manufacture and sell titanium products. The Company expects to consolidate the jointly owned French company upon completion of such transaction. See "Business -- Strategic Alliances."

     The Company's operating income in 1995 included $3.7 million related to the Company's equity in earnings of THT compared to $1.6 million in 1994.

  1994 compared to 1993

     The Company's sales and operating results were adversely affected in 1994 by depressed aerospace demand for titanium products, work stoppages at its two principal plants (Henderson, Nevada, and Toronto, Ohio), and mechanical difficulties at its VDP titanium sponge production facility. The Company's sponge, ingot and mill products sales volume in 1994 was 15.6 million pounds which was comparable to pounds shipped in 1993, as reduced sales from U.S.-based operations were offset by increased sales associated with the Company's then-existing agreements with CEZUS. Sales for aerospace applications in 1994 declined relative to 1993. However, sales for industrial applications in 1994 continued at 1993 levels as the economic recovery in the U.S. and other countries resulted in continued levels of capital spending by the utility, desalination and certain other industries. Additionally, the Company's dollar denominated sales benefitted from the relative weakness in the value of the U.S. dollar. Average 1994 selling prices approximated 1993 levels.

     Costs associated with the Company's VDP plant had a negative impact on operating margins in 1994, principally due to mechanical difficulties with certain shearing and crushing equipment which resulted in the VDP plant operating at about 45% of capacity. These difficulties required the Company to operate both the VDP facility and its original Kroll-leach sponge production facility during the first half of 1994. The Company increased its VDP sponge production after the mechanical difficulties were addressed and then temporarily closed its original Kroll-leach facility. Depreciation expense in 1994 increased approximately $3.7 million compared to 1993 principally at the VDP facility due to the depreciation method used at the VDP facility.

     In October 1993, the United Steelworkers of America commenced a work stoppage at the Company's Henderson, Nevada facility, affecting approximately 375 hourly workers at that plant. Production at the plant was continued through the use of salaried personnel and temporary contract labor. In July 1994, the Company hired approximately 150 of the contract workers as permanent replacements and, subsequently, the union accepted the Company's contract proposal, with minor modifications, ending the nine-month strike. The labor agreement covered about 310 hourly workers at December 31, 1995, and expires in October 1996. The contract gives the Company greater work rule flexibility and provides for the continuation of a lower-cost medical program. See "Risk Factors -- Labor; Expiration of Labor Contracts."

     In August 1994, approximately 375 hourly workers at the Company's Toronto, Ohio, production facility, represented by the United Steelworkers of America, commenced a work stoppage following expiration of their contract. Production was continued in certain portions of the plant during the strike by salaried personnel and contract workers. The strike ended in September 1994, and, in July 1995, the Company and the union agreed to the terms of a new four-year labor agreement which includes, among other things, greater work rule flexibility and continuation of a lower-cost medical program. This labor agreement covered about 330 hourly workers at December 31, 1995, and expires in June 1999.

RESTRUCTURING AND OTHER SPECIAL CHARGES

     The Company's restructuring charges in 1993 and 1994 were related to cost reduction and containment efforts taken in response to depressed industry conditions existing in those years. Restructuring charges were $4.7 million in 1993 and $10.0 million in 1994. In the fourth quarter of 1995, the Company determined that its restructuring costs would ultimately be less than previously estimated and reversed $1.2 million of previously accrued restructuring charges.

     The Company's restructuring charges were principally related to the temporary closing of the Company's Kroll-leach sponge production facility, the closing of certain sales and service center locations, and costs to reduce the Company's workforce. The Company has continued to monitor its restructuring activities and related accruals in light of changing business conditions. Strikes at the Company's principal production facilities in 1993 and 1994, improved industry conditions in 1995, and other events required the Company to both defer and revise certain of the restructuring actions it previously contemplated. As part of its restructuring actions, the Company had expected to reduce its workforce by approximately 350 people. Since 1993, the Company's workforce has been reduced by approximately 300 people in connection with its restructuring activities. However, recently improved market demand for titanium metal products and other changes in business conditions has resulted in the Company's adding approximately 300 new employees in selected areas and expects to restart production of titanium sponge at its original Kroll-leach facility.

     The Company recorded $4.2 million of special charges in the first quarter of 1996 related to the IMI Titanium Acquisition. Such charges included $3 million ($1.5 million Common Stock and $1.5 million cash) related to compensation of the Company's officers in consideration for their services in connection with the IMI Titanium Acquisition, and $1.2 million related to integration costs. The Company expects to incur additional special charges related to integration costs during the balance of 1996 of approximately $.8 million. See Note 5 to the Company's Consolidated Financial Statements.

GENERAL CORPORATE

     General corporate items in each of the past three years principally consist of the Company's equity in earnings of former real estate ventures. In October 1995, the Company made a pro rata distribution to its stockholders consisting of all its interest in these ventures and certain real estate in Nevada at their net carrying amount which approximated $5 million.

INTEREST EXPENSE

     Interest expense in the first quarter of 1996 was higher than the year-ago period principally due to higher average borrowings under TIMET's U.S. credit agreement and the $20 million of subordinated debt issued to IMI in connection with the IMI Titanium Acquisition. Interest expense increased in 1995 compared to 1994 principally due to higher average borrowings under the Company's U.S. credit facility and higher average interest rates effective on such debt. The increase in interest expense in 1994 compared to 1993 reflects the net effect of higher average outstanding borrowings, lower capitalized interest and cessation of interest accruing after May 1993 on UTSC's $75 million of debentures. Capitalized interest aggregated $3.1 million in 1993 and nil in 1994 and 1995. Interest expense is expected to decrease upon completion of the Offerings as a result of reduced borrowings. See "-- Liquidity and Capital Resources."

INCOME TAXES

     The Company's income tax rate in each of the past three years varied from the U.S. statutory rate due to losses which resulted in temporary differences between book and taxable income for which recognition of a deferred tax asset was not considered appropriate at the time. The Company's income tax rate varied from the U.S. statutory rate in the first quarter of 1996 principally due to utilization of U.S. net operating loss ("NOL") carryforwards. See Note 10 to the Company's Consolidated Financial Statements.

     SFAS No. 109 requires a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The Company has incurred losses in each of its past five fiscal years. Although the Company has reported net income in its two most recent fiscal quarters, the Company does not believe the weight of evidence yet supports release of any of its valuation allowance at March 31, 1996. The ultimate realization of all or part of the Company's deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future. In making its assessment of realizability, the Company will continue to consider a number of factors, including the length of time it has remained profitable, its backlog level, general improvement in overall industry operating conditions and business fundamentals in the Company's key market sectors. When preparing future period interim and annual financial statements, the Company will evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future expectations resulting from that process, to the extent different from those inherent in the valuation allowance as of March 31, 1996. The Company may release a portion of its deferred tax asset valuation allowance in 1996, resulting in a tax benefit, if it concludes that the "more likely than not" realization criteria of SFAS No. 109 are met.

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $40 million. As a result of the IMI Titanium Acquisition, an "ownership change," as defined in Section 382 of the Internal Revenue Code occurred. The effect of an "ownership change" is to place an annual limitation on the amount of NOL carryforwards that can be utilized. The limitation is generally equal to the product of (i) the fair value of the Company's equity immediately prior to the ownership change, and (ii) the long-term tax exempt bond rate of return published monthly by the Internal Revenue Service. In the event that the Company's U.S. taxable income exceeds the annual limitation, such excess would not be reduced by NOL carryforwards and the Company's overall tax rate would be higher than otherwise expected. While the Company has not determined the amount of such limitation, the Company believes it will be between $12 and $15 million annually.

CHANGES IN ACCOUNTING PRINCIPLES

     The Company expects to elect the disclosure alternative prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and to account for stock-based employee compensation with respect to the Company's Common Stock in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options in which the exercise price is not less than the market price on the grant date. Under the disclosure alternative of SFAS No. 123, the Company will disclose, starting with its 1996 fiscal year, its respective pro forma net income and earnings per share as if the fair value based accounting method of SFAS No. 123 had been used to account for stock-based compensation cost for all awards granted by the Company after January 2, 1995. See Notes 9 and 12 to the Company's Consolidated Financial Statements.

     The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1994 and recorded a related $1.0 million non-cash charge. See Note 12 to the Company's Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents the Company's unaudited consolidated quarterly financial data for fiscal years 1994 and 1995, and the first quarter of 1996.

                                        1994 FISCAL QUARTERS              1995 FISCAL QUARTERS          1996
                                  --------------------------------   -------------------------------    FIRST
                                  FIRST   SECOND   THIRD    FOURTH   FIRST   SECOND   THIRD   FOURTH   QUARTER
                                  -----   ------   ------   ------   -----   ------   -----   ------   -------
Net sales.......................  $40.9   $37.5    $ 32.8   $ 34.8   $41.7   $45.7    $47.9   $49.5    $107.6
Gross profit....................     .7      .4      (6.1)    (9.0)     .6     2.8      4.2     6.4      15.1
Operating income (loss).........   (1.8)   (2.2 )    (8.4)   (22.3)   (1.6)    1.1      2.3     3.6       6.8
Income (loss) before accounting
  changes.......................   (3.1)   (4.3 )   (10.3)   (24.4)   (4.0)   (2.1 )    (.4)    2.3       2.1
Cumulative effect of accounting
  changes.......................   (1.0)     --        --       --      --      --       --      --        --
                                  -----   ------   ------   ------   -----   ------   -----   ------   -------
Net income (loss)...............  $(4.1)  $(4.3 )  $(10.3)  $(24.4)  $(4.0)  $(2.1 )  $ (.4)  $ 2.3    $  2.1
                                  =====   ======   ======   ======   =====   ======   =====   =====    ======

     The Company's operating loss includes restructuring charges of $10 million in the fourth quarter of 1994 and restructuring credits of $1.2 million in the fourth quarter of 1995. The Company recorded special charges of $4.2 million to operating income in the first quarter of 1996 related to the IMI Titanium Acquisition. Restructuring and other special charges are described in Note 5 to the Company's Consolidated Financial Statements. See Note 4 to the Company's Consolidated Financial Statements for additional information regarding operating income (loss).

INFLATION

     In general, costs are affected by inflation and the effects of inflation may be experienced in the future. The Company believes, however, that such effects have not been material to the Company in the first quarter of 1996 or in the past three years.

LIQUIDITY AND CAPITAL RESOURCES

     Although the Company incurred significant losses in each of the past three fiscal years, the Company's 1995 results improved relative to 1994, and the Company's results for the first quarter of 1996 were significantly improved over the year-ago period. The Company's results have included significant noncash items. Depreciation expense increased to $3.9 million in the first quarter of 1996 compared to $2.9 million for the same period in 1995 principally as a result of the IMI Titanium Acquisition. Depreciation expense was $13.2 million in 1995 compared to $8.3 million in 1994. The increase in depreciation expense in 1995 compared to 1994 was principally attributable to the Company's VDP plant operating at higher levels in 1995 and the resulting impact associated with the units of production basis of depreciation. In 1994, the Company recorded a restructuring charge of $10 million (approximately $5 million of which was noncash) and also provided a $5 million reserve for excess and slow moving inventory. In 1993, the Company recorded a $4.7 million restructuring charge. In 1995, the Company determined that its ultimate restructuring costs would be less than previously estimated and reversed $1.2 million of previously accrued restructuring charges. During 1994 and 1995, cash costs of $1.2 million and $1.7 million, respectively, were charged against the restructuring accrual. The Company recorded $4.2 million of special charges in the first quarter of 1996 related to the IMI Titanium Acquisition (approximately $1.5 million of which was noncash for Common Stock). The Company's cash flow from operating activities in 1994 and 1993 was favorably impacted by relative changes in assets and liabilities. Cash flow from operations in both 1995 and the first quarter of 1996 was negatively impacted by increases in inventories and accounts receivable, which were partially offset by increases in accounts payable and accrued liabilities. Restructuring and other special charges are further discussed in Note 5 to the Company's Consolidated Financial Statements.

     Capital expenditures decreased to $3 million in 1995 compared to $4.6 million in 1994 and $16.3 million in 1993. Construction of the Company's VDP titanium sponge facility was completed in 1993 and accounted for the majority of the Company's aggregate capital expenditures that year. The Company's capital expenditures in the first quarter of 1996 were $2.4 million compared to $1.1 million in the year-ago period. The Company estimates capital expenditures in 1996 will be approximately $15 million, including $10 million relating to the IMI Titanium Business, substantially all of which is expected to be supplied by cash flow from operating activities. The Company's 1996 capital expenditures are expected to be primarily directed toward manufacturing process improvements, principally at TIMET UK and TIMET Castings. Additionally, the Company's expected formation of a jointly-owned French company with CEZUS and the Company's expected acquisition of the balance of the equity interests in TISTO should consume about $3 million of cash in 1996.

     Reductions of indebtedness in the first quarter of 1996 and in the fiscal year 1995 include $.8 million and $5.4 million, respectively, of installments on the term loan portion of the Company's U.S. credit facility, and payment in 1995 of the final $1.7 million installment due on the note associated with the Company's purchase of its interest in THT. In April 1994, the Company entered into its current U.S. credit facility, which replaced its prior U.S. bank agreement and the Company repaid $45 million of borrowings outstanding thereunder at closing. The Company's net repayment of bank debt aggregated $4 million in 1993.

     The Company consumed significant amounts of cash in the first quarter of 1996 and each of the past three years to fund operating losses, capital expenditures, working capital and debt service, including about $16.2 million consumed by the Company for such items in the first quarter of 1996 and $16 million in fiscal 1995. The consumption of cash has required the Company to both increase its bank borrowings and obtain additional financial support from its stockholders. The Company has taken and continues to take measures to manage its near-term and long-term liquidity requirements including, among other things, refinancing certain debt, containment of capital expenditures, and other efforts to control both costs and the level of working capital.


     The Company's U.S. credit facility provides for term loans which aggregated $24 million at March 31, 1996. The balance of the facility is available as a revolving credit/letter of credit facility. Borrowings under the revolving portion are limited to a formula-determined amount of accounts receivable and inventories (the "borrowing base"). The weighted average interest rate on outstanding revolver and term loan borrowings was 9% at December 31, 1994, 11% at December 31, 1995 and 10.5% at March 31, 1996. This facility has recently been amended to, among other things, extend the maturity date to December 31, 1997 (which will be further extended to December 31, 1998 upon the closing of a Qualifying Offering), increase the borrowing availability under the facility to a maximum of $105 million, and provide for a reduction in the effective interest rate of 1.5% (with a further reduction in the effective interest rate of 1% upon the closing of a Qualifying Offering). Under the amended facility, interest accrues at the prime rate plus 2% to 2.5% (reducing to the prime rate plus .75% after the closing of a Qualifying Offering) or, at the Company's option, at LIBOR plus 3.25% to 3.75% (reducing to LIBOR plus 2.25% after the closing of a Qualifying Offering). Borrowings are collateralized by substantially all of the Company's U.S. assets. The credit facility prohibits the payment of dividends on the Company's Common Stock in excess of 20% of the Company's net income in any fiscal year, limits the Company's additional indebtedness and transactions with affiliates, requires the maintenance of certain financial amounts and contains other covenants customary in transactions of this type. At December 31, 1995, the Company had about $18 million of borrowings available under its U.S. credit facility and about $7 million of borrowings available at March 31, 1996. The borrowings available to the Company under such facility would increase as a result of the application of net proceeds to the Company from the Offerings. See "Use of Proceeds."


     In connection with the IMI Titanium Acquisition, TIMET UK entered into a short-term L10 million overdraft/revolving credit facility. The agreement restricts payments of dividends from TIMET UK, loans and other transactions with related parties and contains other covenants customary in transactions of this type. Borrowings under this agreement are collateralized by substantially all of TIMET UK's assets and accrue interest at the banks' base rate plus 2%. No borrowings were outstanding under this facility at March 31, 1996.

     In connection with amendments of its U.S. credit facility during 1995, Tremont advanced the Company $8 million as additional subordinated debt ($2.5 million of which was advanced in 1994 and $5.5 million of which was advanced in
1995), guaranteed $5 million of the term loans, collateralized such guarantee with approximately 600,000 shares of NL common stock held by Tremont, and agreed to pledge additional NL shares as necessary to meet certain market value thresholds. Contran, the principal stockholder of Tremont, entered into an agreement with the Company's lenders whereby Contran is obligated to purchase the pledged shares from the Company's lenders under certain conditions. Additionally, in June 1995, the Company completed a recapitalization under which, among other things, (i) Tremont made a $1 million cash capital contribution to the Company and exchanged $8 million of intercompany subordinated debt for Common Stock, (ii) the Company made a $1 million cash prepayment of deferred interest to the Company's minority stockholder, UTSC, and
(iii) UTSC exchanged $3 million of deferred interest owed by the Company to UTSC for Common Stock. The Company borrowed $10 million from Tremont during 1993.


     Tremont's intercompany loans to the Company approximated $22.5 million at December 31, 1995 (including accrued interest) and March 31, 1996. Such loans are due January 1, 2000, although the Company's U.S. credit facility and other agreements currently prohibit repayments of principal on such loans (except for repayments from a percentage of the proceeds of a public offering of the Company's equity securities as discussed below). The $20 million of subordinated debt issued to IMI in connection with the IMI Titanium Acquisition requires quarterly principal payments of $1.25 million beginning in 1997 through 1999, except that principal payments in 1997 are subject to achievement of certain financial tests under the Company's U.S. credit facility. The balance is due on December 31, 1999. The subordinated debt to both Tremont and IMI accrues interest at 10.4% and is payable quarterly. The terms of the notes to both Tremont and IMI require the Company to apply not less than an aggregate of one-third of the net proceeds to the Company from any public offering of the Company's securities to prepayment of principal and accrued interest outstanding thereunder. The terms of the Company's U.S. credit facility currently permit the Company to apply a maximum of $43 million of the net proceeds from the Offerings to repay shareholder indebtedness to IMI and Tremont, the effect of which is to permit the repayment of such shareholder indebtedness (which does not include certain capital lease obligations to IMI) in full. See "Certain Relationships and Related Transactions -- Shareholders' Agreements."


     In December 1993, UTSC exercised its option to convert its $75 million of subordinated debentures into 25% of the Company's outstanding Common Stock. The debentures provided the majority of the financing for the Company's VDP titanium sponge plant and accrued interest at a weighted average rate of 8.4% through May 1993 when such interest ceased accruing. See "Certain Relationships and Related Transactions -- Shareholders' Agreements." In connection with UTSC's conversion of its debentures in 1993, Tremont made an aggregate $9 million capital contribution of notes and accrued interest to the Company.

     In the ordinary course of business, TIMET UK enters into foreign currency exchange agreements to attempt to manage its exposure to the effects of currency fluctuations related to changes in the value of monetary assets and liabilities; and raw material purchase and product sales commitments denominated in currencies other than the British pound sterling, TIMET UK's functional currency. TIMET UK's principal foreign exchange agreements are for the forward sale of U.S. dollars and forward purchase of Japanese yen. At December 31, 1995, TIMET UK had approximately $40 million of foreign exchange agreements outstanding which mature in 1996. Gains and losses on hedges of monetary assets and liabilities are recognized in income as offsets of gains and losses on the underlying transactions. Gains and losses which hedge firm commitments are deferred until the underlying transactions are recognized. TIMET UK is exposed to credit related losses if the counterparty fails to perform its obligations. The fair value of outstanding foreign exchange agreements approximated $.7 million as of December 31, 1995.

     At March 31, 1996, the Company had approximately $81 million of debt outstanding under its U.S. credit facility and $42.5 million of indebtedness to Tremont and IMI. The Company expects the net proceeds to it from the Offerings will be approximately $123.2 million. The Company expects to use $42.5 million of the net proceeds to repay existing indebtedness to stockholders and $80.6 million to repay a portion of its bank indebtedness. To the extent that the net proceeds from the Offerings exceed an amount necessary to repay all indebtedness referred to above, the Company expects to use the balance for general corporate purposes.


     The Company periodically evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements and estimated future operating cash flows. As a result of this process, the Company has in the past and may in the future seek to raise additional capital, restructure ownership interests, refinance or restructure indebtedness, sell marketable securities or other assets, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. In the normal course of business, the Company may investigate, evaluate and discuss acquisition, joint venture and other business combination opportunities in the titanium and specialty metal industries, and in this regard the Company has been exploring a potential strategic relationship with a large titanium producer in Russia. In the event of any future acquisition or joint venture opportunities, the Company may consider using available cash, issuing equity securities or increasing its indebtedness to the extent permitted by the agreements governing the Company's existing debt.

ENVIRONMENTAL MATTERS

     See "Business -- Regulatory and Environmental Matters" for a discussion of environmental matters.

                                    BUSINESS

INTRODUCTION

     The Company is one of the world's leading integrated producers of titanium sponge and mill products and believes it has the largest sales volume worldwide. The Company strives to be the low-cost producer in the industry and, due to its economies of scale, manufacturing expertise and past investment in technology, believes that it is well-positioned to capitalize on the improving fundamentals in the titanium industry.

     On February 15, 1996, the Company completed the acquisition of TIMET UK and TIMET Castings as a result of the IMI Titanium Acquisition. TIMET UK is Western Europe's largest producer of titanium ingot and mill products for aerospace and industrial applications. TIMET Castings manufactures titanium castings for aerospace applications and golf club heads. The acquired businesses' 1995 sales approximated $147 million. In connection with the IMI Titanium Acquisition, the Company issued 9,561,305 shares of Common Stock to IMI and $20 million of the Company's subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by IMI Titanium Ltd. In addition, Tremont and UTSC received an option to acquire from IMI an aggregate of approximately 2 million shares of Common Stock. See "Certain Relationships and Related
Transactions -- Shareholders' Agreements." As a result of the IMI Titanium Acquisition and prior to the Offerings, the Company is owned 46.3% by Tremont, 37.9% by IMI, 15.4% by UTSC and .4% by members of the Company's management.

     The IMI Titanium Business was restructured in 1995 to improve its competitive position. The restructuring included (i) a reduction in its work force by approximately 180 employees, (ii) the renegotiation of certain long-term customer contracts, and (iii) the discontinuance of certain product lines. In connection with these actions, in 1995 the IMI Titanium Business recorded a $5 million restructuring charge and a $16 million charge to write-off excess and slow-moving inventories and to provide for losses on certain customer contracts. Prior to the IMI Titanium Acquisition, the IMI Titanium Business' liquidity needs were financed by IMI. In December 1995, IMI converted $80 million of an aggregate $100 million indebtedness into equity capital.

INDUSTRY OVERVIEW

     Titanium is one of the newest specialty metals, having first been manufactured for commercial use in the 1950s. Titanium's unique combination of corrosion resistance, elevated-temperature performance and high strength-to-weight ratio makes it particularly desirable for use in commercial and military aerospace applications in which these qualities are essential design requirements. Today, advanced aerospace applications account for a substantial portion of the worldwide demand for titanium.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of titanium companies. Over the past 19 years, total U.S. titanium mill product and casting shipments achieved cyclical peaks of 54 million pounds in 1980 and 55 million pounds in 1989. Beginning in 1991, the industry experienced a slowdown, and domestic industry shipments fell by 35% from 53 million pounds in 1990 to 34 million pounds in 1991 as customers cut back orders and reduced inventory. In addition to falling demand, prices also declined during the early 1990s. The downturn began in the context of decreased military spending following the breakup of the former Soviet Union, decreased profits at commercial airlines resulting in reduced demand for new aircraft, and sharp increases in shipments of relatively inexpensive titanium sponge and mill products from the former Soviet Union.

     Aerospace demand for titanium products can be broken down into commercial and military sectors. Since 1987, sales to the commercial aerospace sector have been more significant than to the military aerospace markets, which remain depressed. The commercial aerospace sector is expected to continue its predominance as a result of the expected growth of worldwide airline traffic, new orders for aircraft, and replacement and repair of the commercial airline fleet as well as reduced military spending. In 1995, due to improved fundamentals, the domestic commercial airline industry reported operating profits of $6.2 billion compared to $2.4 billion in 1994 and compared to cumulative losses in excess of $5 billion in the four years prior to 1994. According to recent published reports, most major carriers are now beginning to invest in upgrading their fleets. The following data, published in The Airline Monitor, illustrate the cyclical profitability of worldwide members of the International Civil Aviation Organization (excluding countries of the former Soviet Union) and the relationship between their profitability and firm order backlog. The Company can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products. See "Risk Factors -- Cyclicality; Dependence on Aerospace Industry."

     [WORLD AIRLINE PROFITABILITY AND AIRCRAFT FIRM ORDER BACKLOG CHART]

     As of March 31, 1996, the estimated firm order backlog for Boeing, McDonnell Douglas and Airbus, as reported by The Airline Monitor, was 1,987 planes versus 1,699 planes on March 31, 1995, an increase of 17%. The newer wide body planes, such as the Boeing 777, 747-500, 747-600 and the Airbus A-330 and A-340, tend to use a higher percentage of titanium in their frames, engines and parts (as measured by total fly weight) than narrow body planes. "Fly weight" is the empty weight of a finished aircraft with engines but without fuel or passengers. The Boeing 777, for example, utilizes titanium for approximately 9% of total fly weight, compared to between 2% to 3% on the older 737, 747 and 767 models. As of March 31, 1996, the estimated firm order backlog for wide body planes from Boeing, McDonnell Douglas and Airbus, as reported by The Airline Monitor, was 748 (38% of total backlog) compared to 647 as of March 31, 1995, an increase of 16%. The Airline Monitor's estimated firm order backlog for the Boeing 777 was 247 as of March 31, 1996, compared to 144 as of March 31, 1995, an increase of 72%. Growth order backlog for narrow body aircraft has also been strong, having increased, as reported by The Airline Monitor, 18% from 1,052 on March 31, 1995 to 1,239 on March 31, 1996.

     Since titanium's initial aerospace applications, the number of end-use markets for titanium has expanded substantially. Existing industrial uses for titanium include chemical manufacturing equipment, industrial power plants, desalination plants, and pollution control equipment. Titanium is also experiencing increased customer demand in new and emerging uses such as medical implants, golf club heads, other sporting equipment, offshore oil and gas production installations, geothermal facilities, and possible automotive uses. Several of these applications represent potential growth opportunities that may reduce the industry's historical dependence on the aerospace market.

PRODUCTS AND OPERATIONS

     The Company is a vertically integrated titanium producer whose products include: titanium sponge, the basic form of titanium metal used in processed titanium products; titanium ingot and slab, the result of melting sponge and titanium scrap, either alone or with various other alloying elements; and forged and cast products produced from ingot or slab, including billet, bar, flat products (plate, sheet, and strip), tubular products (welded and seamless tubing and pipe), extrusions and wire. The titanium product chain is described below.

     Titanium sponge (so called because of its appearance) is the commercially pure, elemental form of titanium metal. The first step in sponge production involves the chlorination of titanium-containing rutile ores, derived from beach sand, with chlorine and coke to produce titanium tetrachloride. Titanium tetrachloride is purified and then reacted with magnesium in a closed system, producing titanium sponge and magnesium chloride as co-products. The Company's titanium sponge production facility in Henderson, Nevada, incorporates VDP technology, which removes the magnesium and magnesium chloride residues by applying heat to the sponge mass while maintaining vacuum in the chamber. The combination of heat and vacuum boils the residues from the reactor mass into the condensing vessel. The titanium mass is then mechanically pushed out of the original reactor, sheared and crushed, while the residual magnesium chloride is electrolytically separated and recycled. The original Kroll-leach process utilizes a leaching process rather than distillation to remove residues.

     Titanium ingots and slab are solid shapes (cylindrical and rectangular, respectively) that weigh up to 17,500 pounds and are formed by melting titanium sponge or scrap or both, usually with various other alloying elements such as vanadium, aluminum, molybdenum, tin and zirconium. Titanium scrap is a by-product of milling and machining operations, and significant quantities of scrap are generated in the production process for most finished titanium products. The melting process is closely controlled and monitored utilizing computer control systems to maintain product quality and consistency and meet customer specifications.

     Titanium mill products result from the forging, rolling, drawing and/or extrusion of titanium ingots or slabs into mill products of various sizes and grades. These mill products include titanium billet, bar, rod, wire, plate, sheet, strip, extrusions, pipe and tube. The Company sends certain products to outside vendors for further processing before being shipped to customers or to the Company's service centers. The Company's customers usually process the Company's products for their ultimate end-use or for sale to third parties.

     Titanium cast products are produced by remelting ingot or billet and pouring molten metal into a cast, the cavity of which has been created in the shape of a part to be produced. After the metal has cooled and solidified, the part is removed from the cast and delivered to the customer or a third party for finishing. The casting process provides significant flexibility in the shapes that can be produced and is frequently utilized in forming tolerance critical components such as diffusers, fan frames, seal rings, fluid system components and missile components.

     During the production process and following the completion of products, the Company performs extensive testing on its products, including sponge, mill products and castings. Testing may involve chemical analysis, ultrasonic testing, x-ray and dye penetration testing. The inspection process is critical to ensuring that the Company's products meet the high quality requirements of customers, particularly in aerospace components production.

     The Company is dependent upon the services of outside processors to perform certain important processing functions with respect to its products. In particular, the Company's titanium strip is hot-rolled by a single outside processor. The Company does not have a contract with this processor, and thus the arrangement with such processor could be terminated at any time. Locating an alternative source for hot-rolling services, if necessary, could take several months, possibly increase the Company's costs, and, therefore, have a material and adverse effect on the Company's business, financial condition and results of operations in the short-term. However, the Company believes that, if necessary, it could locate an alternate source for hot-rolling services or, alternatively, purchase the intermediate product necessary to produce strip and tubing products. As a result, the Company does not believe that the cessation of its current relationship with its titanium strip processor would have a material adverse effect on the Company's operations in the long-term.

     Over 90% of the Company's sales in the past three years were generated from the sale of titanium ingot and mill products, with the balance from sales of titanium tetrachloride, sponge, scrap and other by-products. Substantially all of the 1995 revenues of the IMI Titanium Business were generated from the sale of titanium ingot, mill products, castings and scrap.

RAW MATERIALS

     The principal raw materials used in the production of titanium mill and cast products are titanium sponge, titanium scrap and alloying materials. In 1995, the Company produced 15 million pounds of sponge, most of which was used internally, and the Company intends to restart idled sponge production of up to 4 million pounds in 1996. Despite this capacity, the Company cannot supply all of its needs for titanium sponge internally and is dependent, therefore, on third parties for a portion of its titanium sponge needs. For example, all of the sponge consumed in TIMET UK is acquired from suppliers in Japan and the former Soviet Union. In 1995, the Company and the IMI Titanium Business purchased approximately 8.6 million pounds of titanium sponge or about 34% of their total requirements. Requirements for sponge vary based upon product mix and the level of scrap usage.

     The Company is the only domestic integrated titanium products producer that processes rutile ore into titanium tetrachloride and further processes the titanium tetrachloride into titanium sponge. As a result, the Company is less susceptible to fluctuations in the market price of titanium sponge than its competitors. Average spot prices of titanium sponge sold by producers in the former Soviet Union have more than doubled since the first quarter in 1994, thereby eliminating the benefit of relatively inexpensive sponge formerly enjoyed by the Company, particularly TIMET UK.

     The Company purchases sponge from four suppliers in Japan and in the former Soviet Union, both on a spot purchase basis and, with respect to a portion of these purchases from three such producers, pursuant to sponge contracts that permit it to purchase an aggregate of 10.0 million pounds of sponge at specified or fixed prices through the end of 1996. One of the sponge contracts permits the Company to purchase up to 3.3 million pounds at specified prices per pound during 1996, depending on the volume of sponge purchased. This contract is subject to termination by either party on three months notice. Another contract permits the Company to purchase up to 3.2 million pounds of sponge during 1996 at fixed prices, while prices for purchases in excess of this amount are subject to mutual agreement. This contract is subject to termination by either party on three months notice. The third contract permits the Company to purchase up to
3.5 million pounds at specified prices per pound during 1996.

     The primary raw materials used in the production of titanium sponge are titanium-containing rutile ore, chlorine, magnesium and coke. Chlorine, magnesium, and coke are generally available from a number of suppliers. Titanium-containing rutile ore is currently available from a limited number of suppliers around the world, principally located in Australia, Africa (South Africa and Sierra Leone), India and the United States. A majority of the Company's supply of rutile ore is currently purchased from Australian suppliers. The Company believes the availability of rutile ore will be adequate through the remainder of the decade and does not anticipate any interruptions of its raw material supplies, although political or economic instability in the countries from which the Company purchases its raw materials could materially and adversely affect availability. In addition, although the Company believes that the availability of rutile ore is adequate in the near-term, there can be no assurance that the Company will not experience interruptions. Various alloying elements used in the production of titanium ingot are available from a number of suppliers.

MARKETS AND CUSTOMER BASE

     Over 55% of the Company's pro forma 1995 sales were to customers within North America, with about 36% to European customers and the balance to other regions. No single customer represents more than 10% of the Company's direct sales. However, in 1995, about 75% of IMI Titanium Business' sales and approximately 60% of the Company's sales were used by the Company's customers to produce parts and other materials for the aerospace industry. The Company expects that a majority of its 1996 sales will also be to this sector.

     The aerospace industry is dominated by three major manufacturers of commercial aircraft and four major manufacturers of aircraft engines. Typically, the Company's sales are not made directly to the major aircraft and engine manufacturers but rather to companies who use the Company's titanium to produce parts and other materials for such manufacturers. For example, from 1993 through 1995, less than 1% of the Company's sales were made directly to Boeing, the largest aircraft manufacturer. However, if any of the major aerospace manufacturers were to go out of business or significantly reduce its activities, there could be a material adverse effect on certain of the Company's direct customers who supply to such manufacturer and, therefore, indirectly on the Company.

     The Company believes that industrial markets will continue to represent a significant portion of the Company's sales over the next few years. The Company's and the IMI Titanium Business' combined order backlog was approximately $213 million at December 31, 1995 compared to $125 million at January 1, 1995. Over 70% of the 1995 year-end backlog is expected to be delivered in 1996. The combined order backlog of the Company and the IMI Titanium Business further increased to approximately $284 million at April 30, 1996. Although the Company believes that the backlog is a reliable indicator of future business activity, conditions in the aerospace industry could change and result in future cancellations or deferrals of existing aircraft orders and materially and adversely affect the Company's existing backlog, orders, and future financial condition and operating results. See Notes 4 and 14 to the TIMET Consolidated Financial Statements and Notes 3 and 11 to the IMI Titanium Business Combined Financial Statements.

PROPERTIES

     Set forth below is a listing of the Company's manufacturing facilities. All of the Company's production facilities other than those in Witton and Pomona are owned.

                  FACILITY/LOCATION                        PRODUCTS MANUFACTURED
        -------------------------------------  ---------------------------------------------
        Henderson, Nevada....................  Sponge, Ingot
        Toronto, Ohio........................  Billet, Bar, Plate, Sheet, Strip, Tube, Pipe
        Witton, England......................  Ingot, Billet, Wire, Extrusions
        Waunarlwydd (Swansea), Wales.........  Bar, Plate, Tube
        Morristown, Tennessee................  Tube, Sheet, Plate
        Albany, Oregon.......................  Castings
        Pomona, California...................  Castings

     The Company's VDP facility commenced start-up in 1993. The VDP plant operated at approximately 75% of its 22 million pound rated annual capacity during 1995, and the Company expects it to operate near current practical capacity of 20 million pounds during 1996, if current conditions continue. The plant produces VDP sponge principally as a raw material for a 30 million pound annual practical capacity ingot melting facility, also at the Nevada site, and for the Company's cold hearth melting joint venture, THT, discussed below. Titanium mill products are produced at the Company's forging and rolling facility in Toronto, Ohio, which receives titanium ingots from the Nevada plant, titanium slabs from THT and titanium slabs and hot bands purchased from outside vendors including those located in Russia. Mill products are also produced at the Company's finishing facility in Morristown, Tennessee.

     The Company's facilities have operated below production capacity during each of the past three years, principally because of lower demand levels but also as a result of the work stoppages discussed below. The Henderson facility operated at about 50% and 70% of capacity in 1994 and 1995, respectively. The Ohio and Tennessee facilities operated at about 40% and 60%, respectively, of capacity in 1995, compared to about 40% and 45%, respectively, in 1994. The Company closed its original 32 million pound rated capacity Kroll-leach process sponge production facility in Nevada in 1994. However, in connection with market demand for certain grades of sponge, the Company expects to reopen its original Kroll-leach plant. Resumption of production utilizing the Kroll-leach process at an approximate annual production rate of 4 million pounds will require expenditures of less than $1 million.

     The Company's sales and operating results were adversely affected in 1994 by mechanical difficulties with the shearing and crushing equipment at the VDP facility. The Company believes it has solved these mechanical difficulties. While the Company believes that it adequately maintains its facilities, it is possible that there could be future unforeseen mechanical and production difficulties that could adversely affect the Company's business, financial condition, results of operations or cash flows.

     In connection with the IMI Titanium Acquisition, the Company acquired TIMET Castings, with plants located in Pomona, California, and Albany, Oregon. These facilities produce titanium castings used principally for aerospace applications and golf club heads. TIMET UK, also acquired in connection with the IMI Titanium Acquisition, operates a 16 million pound practical capacity melting facility in Witton, England which produces ingots sold to customers and used as raw material feedstock for TIMET UK's forging and rolling operations in Witton which further process the ingots principally into billet and wire. TIMET UK also has a facility in Waunarlwydd, Wales, which principally produces bar and plate. TIMET UK purchases its requirements of sponge principally from suppliers located in Japan and the former Soviet Union.

MARKETING AND DISTRIBUTION

     The Company's marketing and distribution system includes five Company-owned service centers which sell the Company's products on a just-in-time basis, 56 sales people based in the U.S. and Europe and 26 independent agents worldwide.

     The Company believes that it has a competitive sales and cost advantage arising from the location of its production plants and service centers, which are in close proximity to major customers. These centers primarily sell value-added and customized mill products including bar and flat-rolled sheets and strips. The Company believes its centers give it a competitive advantage because of their ability to foster customer relationships, customize products to suit specific customer requirements and respond quickly to customer needs. The Company maintains service centers and sales personnel in the following locations:

                  LOCATION                                 FUNCTION
                  --------                                 --------
     Birmingham (U.K.)............................  Service Center, Sales
     Dallas (Texas)...............................  Sales
     Denver (Colorado)............................  Sales
     East Windsor (Connecticut)...................  Service Center, Sales
     Frankfurt (Germany)..........................  Sales
     Los Angeles (California).....................  Service Center, Sales
     Paris (France)...............................  Sales
     St. Louis (Missouri).........................  Service Center, Sales
     Toronto (Ohio)...............................  Sales
     Ugine (France)...............................  Service Center

STRATEGIC ALLIANCES

     Through various strategic relationships, the Company seeks to gain access to unique process technologies for the manufacture of its products and to expand existing markets and create and develop new markets for titanium. The Company is currently involved in or pursuing the following strategic relationships:

     Titanium Hearth Technologies. The Company and Axel Johnson Metals, Inc. formed THT as an equally owned joint venture in August 1992. The Company's investment in THT was approximately $15.3 million at March 31, 1996. The partnership owns and operates an 18 million pound annual capacity cold hearth melting furnace located in Morgantown, Pennsylvania and a 5 million pound capacity cold hearth melting facility in Verdi, Nevada. THT's proprietary technology enables the Company to cast molten sponge and scrap directly into high-quality slabs and ingots used in many industrial and aerospace applications. This process reduces the Company's production costs by eliminating the forging and blending steps in the production process and by improving utilization of titanium scrap. In addition, several of the Company's customers require that THT's electron beam melting process be used for certain aerospace applications. Under an agreement with THT, the Company can purchase up to 50% of total melting capacity at agreed upon rates through August 31, 1997, automatically renewable annually thereafter unless cancelled on one year's notice. Excess melting capacity is sold to unrelated parties at market rates.

     CEZUS. CEZUS is a leading European zirconium producer that also produces and markets titanium ingot, billet and other mill products to aerospace and industrial customers, primarily in France. TIMET and CEZUS have had a manufacturing and distribution relationship since 1993.

     The Company and CEZUS are now negotiating a new relationship that, if completed, could give the Company greater access to French industrial markets and customers, including the Snecma Group, a leading aerospace company, and further diversify the Company's European operations. The proposed agreement contemplates the formation of a jointly owned French company, TIMET Savoie, to manufacture and sell titanium products. The proposed company is expected to be 70% owned by the Company and 30% owned by CEZUS. Under the proposed transaction, the Company and CEZUS would initially contribute to TIMET Savoie, among other things, certain inventory, technology and equipment and certain CEZUS employees would become employees of TIMET Savoie. The Company would contribute cash and inventory of approximately $2 million and proprietary technology to the new venture. TIMET Savoie would manufacture products at CEZUS's production facility in Ugine, France, under a separate manufacturing agreement with CEZUS utilizing excess melting and forging capacity that exists at the plant. Any transaction would be subject to, among other things, the approval of each party's Board of Directors, regulatory approvals, negotiation of definitive documents and approvals under debt agreements.

     Russia. The Company has been exploring a potential strategic relationship with a large titanium producer in Russia. The Company believes that such a relationship could lead to a substantial expansion of the market for titanium products worldwide, particularly in emerging applications. The establishment of this relationship, which the Company does not currently anticipate would involve significant investment, entails significant uncertainty and would be subject to various conditions, including regulatory approval. No assurances can be given that the relationship will be formed or, if formed, the nature of the relationship.

     TISTO. The Company currently owns 26% of TISTO Titan und Sonderlegierungen GmbH ("TISTO"), a German distributor of titanium products. The Company's investment in TISTO had no carrying value at March 31, 1996. The Company believes that this strategic partnership improves the Company's access to the market for titanium in Germany. The Company has agreed in principle to acquire from the other shareholders of TISTO the remaining 74% interest for approximately $2 million and a guarantee of approximately $2 million in existing shareholder loans. Any such transaction would be subject to, among other things, negotiation of definitive agreements and lender consent.

     MZI, LLC. In 1995 the Company, Oremet and Teledyne Allvac formed a limited liability company, MZI, LLC, which is owned one-third by each member. The Company's investment in MZI was approximately $.2 million at March 31, 1996. MZI owns a technologically advanced ultrasonic unit for inspecting titanium billet. The unit is expected to result in higher quality billet shipments to the Company's customers and the joint ownership is expected to result in lower operating costs to the Company than a wholly-owned facility. MZI operates on a break-even basis for its three owners and also sells inspection services to third parties.

COMPETITION

     The titanium metals industry is highly competitive on a worldwide basis as a result of many factors, particularly the presence of excess capacity in the industry, which has intensified price competition for available business. Producers of mill products are located primarily in the United States, Japan, Russia, Europe and China. The Company is one of two integrated producers in the United States and one of four in the world. The Company regards as an integrated producer one that produces at least both sponge and ingot. There are also a number of non-integrated producers that produce mill products from purchased sponge, scrap or ingot. The Company believes that the sponge production capacity and actual production in the former Soviet Union may be as much as one-half of aggregate worldwide levels and that significant unused production capacity may exist in this region. Russia is also known to have significant melting and mill product production capacity.

     In the U.S. market, the increasing presence of non-U.S. participants has become a significant competitive factor. Until 1993, imports of foreign titanium products into the U.S. had not been significant. This was primarily attributable to relative currency exchange rates, tariffs and, with respect to Japan and the former Soviet Union, existing and prior duties (including antidumping duties). However, imports of titanium sponge, scrap, and other products, principally from the former Soviet Union, have increased in recent years and have had a significant competitive impact on the U.S. titanium industry. To the extent the Company has been able to take advantage of this situation by purchasing such sponge, scrap or intermediate mill products for use in its own operations, the negative effect of these imports on the Company has been somewhat diminished.

     As the participation of non-U.S. companies increases, the competitive environment for the Company may become more difficult, especially if existing tariffs are eased and certain market participants are no longer subject to antidumping duties. Currently, imports of titanium ingot and mill products from countries that receive MFN treatment are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. In addition to regular tariffs, imports of titanium sponge from certain countries of the former Soviet Union (Russia, Kazakhstan and Ukraine) are subject to antidumping duties of 84%. If these antidumping duties are eased or removed, substantial additional capacity could come onto the market and adversely affect titanium sponge and mill products pricing and thus the business, financial condition, results of operations and cash flows of the Company.

     The ability of the producers in Russia to compete in the U.S. was enhanced from September 1993 through July 1995 by the elimination of tariffs on most titanium mill products (excluding titanium ingot, slab and billet, which continued to carry a 15% duty) imported from that country. The Company currently expects that these tariffs will again be eliminated or reduced as part of the resolution of the ongoing budget negotiations between the U. S. Congress and the President. Since the Company has been a significant purchaser of titanium products from Russia in recent years, the failure to renew this program has had and could, in the future, have an adverse effect on the Company's earnings as it would be more costly to continue purchases of mill products from Russia. Given the current political and economic uncertainties in some of the countries of the former Soviet Union, there can be no assurance that this supply of titanium products will continue to be available to the Company without interruption or at attractive prices.

     The Company's principal U.S. competitors are RMI, Oremet, which is the other U.S. integrated producer, and Teledyne Allvac. The Company estimates that it accounted for approximately 60% of U.S. sponge capacity in 1995. The Company, RMI, Oremet, and Teledyne Allvac represented an estimated aggregate 80% of U.S. sales of titanium mill products in 1995, and the Company believes it accounted for about one-third of such sales. The Company's principal competitors in the casting business in the U.S. are Precision Cast Parts and Howmet. The Company estimates that it accounts for in excess of 50% of mill product shipments among Western European titanium producers. The Company competes primarily on the basis of price, quality of products, technical support and the availability of products to meet customers' delivery schedules.

     Producers of other metal products, such as steel and aluminum, maintain forging, rolling and finishing facilities that could be modified without substantial expenditures to produce titanium products. The Company believes, however, that entry as a producer of titanium sponge would require a significant capital investment and substantial technical expertise. Titanium mill products also compete with stainless steels, nickel alloys, steel, plastics, aluminum and composites in certain applications.

RESEARCH AND DEVELOPMENT

     The Company's research and development activities are directed toward improving process technology, developing new alloys, enhancing the performance of the Company's products in current applications, and searching for new uses of titanium products. For example, one of the Company's proprietary alloys, TIMETAL(R)21S, has been specified for a number of aerospace applications including the Boeing 777. Additionally, TIMETAL LCB, a new low cost beta alloy, is being tested for new non-aerospace applications; and TIMETAL 15-3 has been introduced into the sporting goods markets. The Company conducts research and development activities at its Nevada laboratory, which the Company believes is one of the largest titanium research and development centers in the world. The Company's expenditures for research and development have been approximately $2 million annually during each of the past three years. The IMI Titanium Business' expenditures for research and development activities, which have primarily been directed towards improving process technology, developing alloys and enhancing product performance in aerospace applications, have averaged about $1 million annually during the past three years.

PATENTS AND TRADEMARKS

     The Company holds U.S. and foreign patents applicable to certain of its titanium alloys and manufacturing technology. The Company continually seeks patent protection with respect to its technical base and has occasionally entered into cross-licensing arrangements with third parties. However, most of the titanium alloys and manufacturing technology used by the Company do not benefit from patent or other intellectual property protection. The Company believes that the trademarks TIMET(R) and TIMETAL, which are protected by registration in the U.S. and other countries, are significant to its business.

EMPLOYEES

     As of March 31, 1996, the Company employed approximately 1,665 persons in the U.S. and approximately 673 persons in Europe. As of December 31, 1995, prior to the IMI Titanium Acquisition, the Company employed approximately 1,000 (860 at January 1, 1995) persons in the U.S. and approximately 20 (20 at January 1,
1995) persons in Europe. The Company's production and maintenance workers at its facility in Nevada and its production, maintenance, clerical and technical workers at its facility in Ohio are represented by the United Steelworkers of America. The IMI Titanium Business employed approximately 1,230 employees at December 31, 1995, with approximately 790 in Europe and 440 in the United States. Substantially all of the salaried and hourly employees of the IMI Titanium Business in Europe are members of one of three European labor unions whose associated labor contracts expire on December 31, 1996. The Company's employees at its Morristown facility and at the TIMET Castings' U.S. facilities are not covered by a collective bargaining agreement.

     The United Steelworkers of America commenced a work stoppage at the Company's Henderson, Nevada, facility on October 2, 1993, affecting approximately 375 hourly workers at that plant. Production at the plant was continued through the use of salaried personnel and temporary contract labor. In July 1994, the Company hired approximately 150 of the contract workers as permanent replacements and, subsequently, the union accepted the Company's contract proposal, with minor modifications, ending the nine-month strike. This labor agreement covered about 310 hourly workers at December 31, 1995, and expires in October 1996.

     In August 1994, approximately 375 hourly workers at the Company's Toronto, Ohio, production facility, represented by the United Steelworkers of America, commenced a work stoppage following expiration of their contract. Production was continued in certain portions of the plant during the strike by salaried personnel and contract workers. The strike ended in September 1994, and in July 1995, the Company and the union agreed to terms for a new four-year labor agreement, which will cover about 330 hourly workers and will expire in June 1999.

     While the Company currently considers its employee relations to be satisfactory, it is possible that there could be further work stoppages that could materially and adversely affect its business, financial condition, results of operations or cash flows. See "Risk Factors -- Labor; Expiration of Labor Contracts."

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company's operations are governed by various federal, state, local and foreign environmental and worker safety laws and regulations. In the U.S., such laws include the Federal Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act. The Company uses and manufactures substantial quantities of substances that are considered hazardous or toxic under environmental and worker safety and health laws and regulations. In addition, at the Company's Nevada facility, the Company uses substantial quantities of titanium tetrachloride, a material classified as extremely hazardous under federal environmental laws. The Company has used such substances during substantially the entire history of its operations. As a result, risk of environmental damage is inherent in the Company's operations. The Company's operations pose a continuing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. There is also a risk that government environmental requirements, or enforcement thereof, may become more stringent in the future. There can be no assurances that some, or all, of the risks discussed under this heading will not result in liabilities that would be material to the Company's business, results of operations, financial condition or cash flows.

     The Company believes that its operations are in substantial compliance in all material respects with applicable requirements of environmental laws. The Company's policy is to continually strive to improve environmental performance. From time to time, the Company may be subject to environmental regulatory enforcement under various statutes, resolution of which typically involves the establishment of compliance programs. Occasionally, resolution of these matters may result in the payment of penalties, but to date no material penalties have been incurred. The Company incurred capital expenditures for environmental protection and compliance of less than $1 million in each of the past three years and its capital budget provides less than $1 million for such expenditures in 1996. However, the imposition of more strict standards or requirements under environmental laws and resolutions could result in expenditures in excess of amounts estimated to be required for such matters.

     The Company's foreign operations are similarly subject to foreign laws and regulations respecting environmental and worker safety matters, which laws are generally less stringent than U.S. laws and which have not had, and are not presently expected to have, a material adverse effect on the Company. There can be no assurance that such foreign laws will not become more stringent.

     Certain other companies, including Kerr-McGee Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali Company, Inc. (successor to Stauffer Chemical Company), also operate facilities in a complex (the "BMI Complex") owned by Basic Management, Inc. ("BMI") adjacent to the Company's Henderson, Nevada plant. In 1993, the Company and each of such companies, along with certain other companies who previously operated facilities in the BMI Complex (collectively, the "BMI Companies"), completed a Phase I environmental assessment of the BMI Complex and each of the individual company sites pursuant to a consent agreement with the Nevada Division of Environmental Protection ("NDEP"). In February 1996, the Company and each of the other BMI Companies (other than Chemstar Lime Company) entered into a consent agreement with NDEP to conduct a Phase II program of sampling and analysis of the portions of the BMI Complex owned by BMI in response to the Phase I reports. In addition, within the next several months the Company expects to finalize a consent agreement with the NDEP regarding a Phase II assessment of the Company's separately owned Henderson site. At December 31, 1995 and March 31, 1996, the Company had accrued $1 million with respect to this matter. Until the sampling and analysis that will be involved in this Phase II assessment is completed, it is not possible to provide a reasonable estimate of the additional remediation costs for this site, if any, or the Company's likely share of any such costs.

     In November 1995, the Company and other BMI Companies were contacted by a company proposing to develop a parcel of land adjacent to the BMI Complex, alleging that the parcel had been contaminated by the BMI Companies through their operations and threatening legal action to recover its development costs to date of approximately $2.8 million. Further discussions and investigations are being pursued by the parties to resolve this matter. At December 31, 1995 and March 31, 1996, the Company had not accrued any amounts with respect to this matter.

     The Company is conducting additional study and assessment work as required by the California Regional Water Quality Control Board -- Los Angeles Region related to soil and possible groundwater contamination at its Pomona, California facility. The site is located near an area that has been designated as a U.S. Environmental Protection Agency "Superfund" site. At March 31, 1996, the Company had accrued $.6 million related to this matter. Although the Company does not believe it will incur a material liability in respect of the Pomona facility, the study and assessment by the Company is only at a preliminary stage and regulators have not completed their review. Accordingly, it is possible that liabilities could arise in respect of the Pomona facility that could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

     The Company recently received notice that it has been named as a defendant, along with approximately 100 additional companies, in an action in the United States District Court for the District of New Jersey in connection with the remediation of a Superfund site located in Fairfield, New Jersey (Caldwell Trucking PRP Group v. ADT Automotive, Inc., et al., No. 95-1690 (WGB)). The complaint alleges that the Company arranged to have septic and/or industrial waste containing hazardous substances disposed of at the site from the Company's former research and development facility in Caldwell, New Jersey. The Company has been offered the opportunity to participate in "de minimus" settlement discussions. Based upon the Company's investigation into this matter and the lack of meaningful evidence linking the Company to the site, the Company does not believe it will incur any material liability in connection with this matter. At December 31, 1995 and March 31, 1996, the Company had not accrued any amount with respect to this matter.

     The Company determines the amount of its accruals for environmental matters on a quarterly basis by analyzing and estimating the range of possible costs in light of the available information. Because of a lack of relevant information, it is not possible to estimate the range of costs for certain sites. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating or non-operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known or where no estimate can presently be made. Further, there can be no assurance that additional environmental matters will not arise in the future. However, the Company currently believes the disposition of all environmental matters, individually or in the aggregate, should not have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows.

LEGAL PROCEEDINGS; CERTAIN CONTINGENCIES

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Except as provided below, the Company is not a party to any material litigation. Certain contingencies are described below and in Note 14 of the Company's Consolidated Financial Statements.

     Cadmus/Sutherin. In May 1995, the Company received notice of two separate actions naming the Company as a defendant, each brought by a former employee alleging that the Company intentionally exposed such employee to dangerous levels of certain chemicals and/or metals during his employment at TIMET's plant in Toronto, Ohio (Sutherin v. Titanium Metals Corporation, No. 95 CV 00168, Court of Common Pleas, Jefferson County, Ohio; Cadmus v. Titanium Metals Corporation, No. 94 CV 00469, Court of Common Pleas, Jefferson County, Ohio). The complaints seek compensatory and punitive damages totaling approximately $2.5 million each. Both of these cases were subsequently removed to U.S. District Court for the Southern District of Ohio (Sutherin, No. C2-95-551; Cadmus, No. C2-95-586) and are currently in discovery.

     Based upon its preliminary investigation, the Company believes that plaintiff's claims in Sutherin are without merit and intends to vigorously defend this action. Plaintiff's claims in Cadmus are similar to previous claims made by plaintiff and rejected by the Ohio Industrial Commission (which decision is currently on appeal in state court in Ohio). The Company intends to vigorously defend this action as well. At December 31, 1995 and March 31, 1996, the Company had not accrued any amounts related to either of these matters.

     Tungsten contamination. In 1993, the Company discovered an anomaly in certain alloyed titanium material manufactured by the Company for shipment to a jet engine manufacturer, resulting from tungsten carbide contaminated chromium sold to the Company by a third-party vendor and used as an alloying addition to this titanium material. At December 31, 1995 and March 31, 1996, the Company had accrued a $1 million liability, net of its estimated recoveries (which are not material) from the chromium supplier and/or its own liability insurance carrier, related to this matter. The amount of the liability is based on management's judgment of the likely outcome based on facts and circumstances known at the time. Such amounts are subject to future revisions based on changes in known facts and circumstances, settlement negotiations, and other events.

     In addition, in 1995 the Company learned that a jet engine disk that had been in service since 1989 was discovered during routine inspection to have a high density inclusion that was not identified during manufacture and testing by the Company or the subsequent forger of the material. The inclusion was completely intact and showed no signs of cracking or fatigue that would suggest that it posed a safety problem. Subsequent metallurgical inspection identified the inclusion as pure tungsten, which the Company believes would have resulted from contaminated chromium used in the manufacture of the titanium alloy. The Company currently believes that the engine manufacturer will require that engines containing disks manufactured from titanium having a link to the potentially contaminated lot of chromium be subjected to a higher level of inspection or to more frequent inspection to assure that there is no safety issue involved. While the Company does not currently anticipate that it will incur any material liability in connection with this matter, no assurances can be given in this regard. At December 31, 1995 and March 31, 1996, the Company had not accrued any amounts with respect to this matter.

                                  THE COMPANY

     The Company, headquartered in Denver, Colorado, was incorporated in 1955 and has been engaged in the titanium metals business since incorporation. The Company is 46.3% owned by Tremont, a holding company with operations conducted through the Company and NL. Tremont may be deemed to control the Company. Contran holds, directly or through subsidiaries, approximately 44% of Tremont's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons of which Mr. Simmons is the sole trustee. Mr. Simmons, Chairman of the Board, President and Chief Executive Officer of Contran, and a director of Tremont, may be deemed to control each of such companies and the Company. See "Principal and Selling Stockholders."

     The Company is incorporated in Delaware and its principal offices are located at 1999 Broadway, Suite 4300, Denver, Colorado 80202. Its telephone number is (303) 296-5600.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers are as follows:

              NAME                       AGE              POSITION(S) HELD
              ----                       ---              ----------------
    J. Landis Martin...................  50    Chairman and Chief Executive Officer
    Gary J. Allen......................  51    Director
    Andrew R. Dixey....................  46    President, Chief Operating Officer and Director
    Edward C. Hutcheson, Jr. ..........  50    Director
    R. B. Pointon......................  49    Director
    Gen. Thomas P. Stafford............  65    Director
    Yukiji Tadokoro....................  63    Director
    Paul J. Bania......................  46    Vice President -- Quality and Technology
    Thomas A. Buck.....................  47    Vice President -- U.S. Manufacturing
    Joseph S. Compofelice..............  46    Vice President and Chief Financial Officer
    Brian J. Hadley....................  54    Vice President -- European Manufacturing
    Richard D. McKinney................  53    Vice President -- Castings Operations
    John P. Monahan....................  50    Vice President -- Sales and Marketing
    Robert E. Musgraves................  41    Vice President -- Administration, General
                                               Counsel and Secretary
    Mark A. Wallace....................  39    Vice President -- Finance and Treasurer

     The directors of the Company have been designated by Tremont, IMI and UTSC pursuant to the terms and conditions of the agreements among the Company and such stockholders, which fix the number of directors at seven. Tremont's designees are Messrs. Martin, Dixey, Hutcheson and Stafford, IMI's designees are Messrs. Allen and Pointon, and UTSC's designee is Mr. Tadokoro. Depending on the results of the Offerings, the Company expects that IMI will no longer be entitled to designate any directors (if all Shares are sold), that Tremont will continue to be entitled to designate four directors, and that UTSC will continue to be entitled to designate one director. The Board of Directors will be entitled to fill the resulting vacancies on the Board of Directors. See "Certain Relationships and Related Transactions -- Shareholders' Agreements."

     J. LANDIS MARTIN has been Chairman of the Company since 1987 and Chief Executive Officer of the Company since January 1995. He also served as President of the Company from January 1995 to February 1996. Mr. Martin has served as Chairman of Tremont since 1990 and as Chief Executive Officer and a director of Tremont since 1988. Mr. Martin has served as President and Chief Executive Officer of NL, a manufacturer of specialty chemicals, since 1987 and as a director of NL since 1986. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation ("Baroid"), an oilfield services company. In addition to Tremont and NL, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon processing and engineering industries, and Apartment Investment Management Corporation, a real estate investment trust.

     GARY J. ALLEN has been a director of the Company since February 1996. He joined IMI in 1965 and has been a director of IMI since 1978. He was appointed Chief Executive of IMI in 1986. He is a non-executive director of the London Stock Exchange Limited; Deputy Chairman of Marley plc, a leading international manufacturer of plastic, concrete and clay building and home improvement products; and a non-executive director of N.V. Bekaert S.A, a Belgium company which is the world's largest manufacturer of steel wire.

     ANDREW R. DIXEY has been President, Chief Operating Officer and a director of the Company since February 1996. Prior to this appointment, Mr. Dixey was, from September 1995, Managing Director of IMI Titanium Ltd. and IMI Titanium Export Ltd., where he had responsibility for IMI's titanium interests in both Europe and North America. During 1995, Mr. Dixey was Chief Executive Officer of Helix plc, which is engaged in the scholastic supplies business, and from 1990 to 1994, Mr. Dixey held various executive positions in the GKN plc Group of companies, a manufacturer of automobile components.

     EDWARD C. HUTCHESON, JR. has been the President, Chief Executive Officer and a director of Castle Tower Corporation ("Castle Tower"), an owner and manager of wireless communication antenna sites, since 1994. From January 1994 until September 1994, he was involved in private investment activities leading to the creation of Castle Tower. From 1990 until 1993, Mr. Hutcheson served as the President, Chief Operating Officer and a director of Baroid.

     R. B. POINTON has been a director of the Company since February 1996. He has been employed by IMI since 1981. He joined IMI as Production Director of IMI Yorkshire Fittings Limited, Leeds, becoming IMI's Operations Director, UK & Europe, in 1988 and Managing Director in 1989. He joined the Board of IMI in December 1994 and currently has responsibility for IMI's Building Products Group and certain of the businesses of IMI's Special Engineering Group, including IMI's titanium interests.

     GENERAL THOMAS P. STAFFORD (RETIRED) has served as co-founder of Stafford, Burke and Hecker, Inc., a Washington-based consulting firm, since prior to 1991. General Stafford graduated from the United States Naval Academy in 1952. He was commissioned as an officer in the United States Air Force ("USAF") and attended the USAF Experimental Flight Test School in 1958. He was selected as an astronaut in 1962, piloted Gemini VI in 1965 and commanded Gemini IX in 1966. In 1969, General Stafford was named Chief of the Astronaut Office and was the Apollo X commander for the first lunar module flight to the moon. He commanded the Apollo-Soyuz joint mission with the Soviet cosmonauts in 1975. After his retirement from the USAF in 1979 as Lieutenant General, in which his last assignment was Deputy Chief of Staff for research, development and acquisitions, he became Chairman of Gibraltar Exploration Limited, an oil and gas exploration and production company, and served in that position until 1984, when he joined General Technical Services, Inc., a consulting firm. General Stafford is a director of Allied-Signal Inc., CMI Corporation, Fischer Scientific, Inc., Pacific Scientific Corporation, Seagate Technologies, Inc., The Wackenhut Corporation and Wheelabrator Technologies, Inc., and is Chairman of the Board of the Omega Watch Corporation of America, the United States affiliate of the Omega Watch Company.

     YUKIJI TADOKORO has been a director of the Company since 1990. Mr. Tadokoro has been Managing Director of Toho Titanium Co., Ltd. (Tokyo) since 1989. Mr. Tadokoro has also been President of UTSC since 1992.

     PAUL J. BANIA has been Vice President -- Quality and Technology since 1994. Dr. Bania was the Company's Vice President -- Research and Market Development from 1992 to 1994 and Director of Product Development from 1989 until 1992.

     THOMAS A. BUCK has been Vice President -- U.S. Manufacturing since 1991. From 1990 to 1991, Mr. Buck was General Manager of the Company's Henderson facility.

     JOSEPH S. COMPOFELICE has been Vice President and Chief Financial Officer of the Company since February 1996 and was director of the Company from 1994 until March 1996. Since 1994, he has been Vice President and Chief Financial Officer of Tremont and NL and, since 1995, a director of NL. Since 1994, Mr. Compofelice has also been Executive Vice President of Valhi, Inc. ("Valhi"), which is engaged in sugar, building and hardware products, fast food, and, through NL, chemical industries, and may be deemed to be an affiliate of the Company. From 1990 until 1993, he was Vice President and Chief Financial Officer of Baroid.

     BRIAN J. HADLEY has been Vice President -- European Manufacturing since February 1996. He has been Operations Director for TIMET UK since 1987. Prior to joining IMI he was Works Director of APV Paramount, Ltd., an operator of high alloy and stainless steel foundries.

     RICHARD D. MCKINNEY has been Vice President -- Castings Operations since February 1996. He has been President and Chief Executive Officer of TIMET Castings since 1994. From 1993 until 1994, he served as Vice President Operations of Teledyne Casting Services, which produces iron sand castings, and from 1989 until 1993 he was the President of Teledyne Metal Forming, which manufactures formed metal shapes.

     JOHN P. MONAHAN has been Vice President -- Sales and Marketing since 1995, and was Vice President -- North American Sales and Marketing from 1990 to 1995.

     ROBERT E. MUSGRAVES has been Vice President and General Counsel of the Company since 1990. He has also served as Secretary of the Company since 1991 and Assistant Secretary of the Company from 1990 to 1991. Since 1993, Mr. Musgraves has been General Counsel and Secretary of Tremont, and since 1994 has also served as Vice President of Tremont. He was an Assistant Secretary of Tremont from 1990 to 1993. Prior to joining the Company in 1990, Mr. Musgraves was a partner with the law firm of Kirkland & Ellis.

     MARK A. WALLACE has been Vice President -- Finance and Treasurer of the Company since 1992. He has also served as Vice President and Controller of Tremont since 1992. From 1990 to 1992, Mr. Wallace was Assistant Controller of Valhi. Prior to joining Valhi, Mr. Wallace was a Senior Manager with Arthur Andersen & Co.

COMPENSATION OF DIRECTORS

     Current directors of the Company receive no compensation for serving as directors. Following the completion of the Offerings, directors of the Company who are not employees of the Company will be paid an annual retainer of $8,000 in cash plus a number of shares of Common Stock annually equal to $8,000 divided by the initial public offering price, rounded up to a multiple of 100. In addition, non-employee directors will receive an attendance fee of $1,000 per day for each day on which they attend a meeting of the Board of Directors or a committee of the Board of Directors. Directors will also be reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings.

     The Company has adopted its 1996 Non-Employee Director Compensation Plan (the "Director Compensation Plan") pursuant to which each non-employee director will, upon consummation of the Offerings, be granted an option to acquire 625 shares of Common Stock at the initial public offering price, and will also be granted 625 options annually commencing in 1996 at the last reported sales price of the Common Stock on the Nasdaq National Market on the last trading day of the Company's fiscal year. See "-- Director Compensation Plan."

EXECUTIVE COMPENSATION

     The following table sets forth compensation awarded by the Company during the fiscal year ended December 31, 1995 to (i) the Company's Chief Executive Officer, (ii) the Company's Chief Financial Officer, (iii) the Company's five other most highly compensated executive officers for services rendered during the fiscal year ended December 31, 1995 and (iv) a former officer who served as chief executive officer of the Company until January 5, 1995.

                         SUMMARY COMPENSATION TABLE(1)

                                                    ANNUAL COMPENSATION
                                                    --------------------       ALL OTHER
    NAME AND PRINCIPAL POSITION            YEAR      SALARY      BONUS(4)    COMPENSATION(5)
    ---------------------------            ----     --------     -------     --------------
    J. Landis Martin(2)................... 1995     $ 60,000     $   -0-        $  2,650
      Chairman and CEO
    Joseph S. Compofelice(2).............. 1995     $ 45,000     $50,000        $  4,476
      Vice President and
      Chief Financial Officer
    Paul J. Bania......................... 1995     $100,000     $26,000        $  4,070
      Vice President -- Quality and
         Technology
    Thomas A. Buck........................ 1995     $120,000     $31,200        $  4,935
      Vice President -- U.S. Manufacturing
    John P. Monahan....................... 1995     $120,000     $31,200        $  4,968
      Vice President -- Sales and
         Marketing
    Robert E. Musgraves(2)................ 1995     $ 60,000     $15,600        $  4,821
      Vice President -- Administration and
      General Counsel
    FORMER OFFICER:
    ---------------
    Kirby C. Adams(3)..................... 1995     $    -0-     $   -0-        $229,905

- ---------------
(1) Columns required by the rules and regulations of the Commission which contain no entries have been omitted.

(2) The amounts shown as salary and bonus for Messrs. Martin, Compofelice and Musgraves represent the full amount paid by the Company for services rendered by such persons during 1995, less the portion (50%) of such compensation for which Tremont reimbursed the Company in 1995. Mr. Compofelice was not an executive officer of the Company during 1995.

(3) Mr. Adams resigned as an executive officer of the Company on January 5, 1995. In connection with Mr. Adams' resignation, the Company agreed to (i) continuation of salary and benefits for up to two years, (ii) continued vesting of certain Tremont options for the duration of the salary contribution period, and (iii) payment of certain other expenses. The aggregate amount payable to, or on behalf of, Mr. Adams pursuant to this agreement is estimated to range from approximately $375,000 to $565,000 (which amounts do not include accrued value for vested options to acquire Tremont common stock held by Mr. Adams, which was approximately $340,000 as of December 31, 1995).

(4) Under the Company's variable compensation plan, a portion of the compensation payable to the Company's officers is based upon the Company's financial performance. Based on the Company's 1995 financial results, no compensation with respect to the Company's performance was payable for 1995. The balance of the compensation payable to the Company's officers under the plan is based on the assessed performance of the individual officer. In 1995, all compensation paid under the plan related to individual performance. Neither Mr. Martin nor Mr. Compofelice participated in the plan as of December 31, 1995. Based upon the recommendation of the Chief Executive Officer and TIMET's and Tremont's Management Development and Compensation Committees, the TIMET and Tremont Boards approved a bonus of $100,000 for Mr. Compofelice with respect to his services on behalf of TIMET and Tremont during 1995.

(5) Such amounts represent (i) matching contributions made by the Company pursuant to the savings feature of the Company's Thrift/Retirement Plan ($250 for Mr. Martin, $900 for Mr. Compofelice, $1,000 for Mr. Bania, $1,200 for Mr. Buck, $1,200 for Mr. Monahan, $1,230 for Mr. Musgraves and $1,000 for Mr. Adams), (ii) retirement contributions accrued by the Company pursuant to the Thrift/Retirement Plan ($2,400 for Mr. Martin, $2,520 for Mr. Bania, and $3,000 for each other person named in the table) and (iii) life insurance premiums paid by the Company ($0 for Mr. Martin, $576 for Mr. Compofelice, $550 for Mr. Bania, $735 for Mr. Buck, $765 for Mr. Monahan, $591 for Mr. Musgraves and $905 for Mr. Adams).

     J. Landis Martin, the Company's Chairman and Chief Executive Officer, Joseph S. Compofelice, the Company's Vice President and Chief Financial Officer (as of March 1996), Robert E. Musgraves, the Company's Vice
President -- Administration and General Counsel, and Mark A. Wallace, the Company's Vice President -- Finance and Treasurer also serve as officers of Tremont, and during 1995 Tremont reimbursed the Company for 50% of the salary and bonus each person received from the Company. Messrs. Martin and Compofelice also serve as officers of NL and are compensated directly by NL for such services. The Company expects that, commencing in 1996, (i) Mr. Martin will spend approximately one-half of his time on matters related directly to the Company, (ii) Mr. Compofelice will spend approximately one-third of his time on matters related directly to the Company, and (iii) Mr. Musgraves will spend substantially all of his time on matters directly related to the Company. Tremont will reimburse the Company for 20% of the 1996 compensation for Messrs. Martin, Compofelice and Musgraves pursuant to an intercorporate services agreement. See "Certain Relationships and Related Transactions -- Contractual Relationships."

     As of May 30, 1996 no options issued by the Company to acquire shares of Common Stock existed. In the past, Tremont has issued options to acquire Tremont common stock to executive officers of the Company and Tremont in consideration for such officers' services to the Company or to the Company and Tremont. See "Principal and Selling Stockholders" for information concerning Tremont options held by the Company's executives named in the Summary Compensation table above. See Note 9 to the Company's Consolidated Financial Statements in connection with grants of Management Shares to such persons in 1996.


INCENTIVE PLAN

     General. The 1996 Long Term Performance Incentive Plan of Titanium Metals Corporation (the "Incentive Plan") was approved on March 29, 1996, by the Board of Directors and stockholders of the Company. The purpose of the Incentive Plan is to advance and promote the interests of the Company and its employees and stockholders by encouraging and enabling the acquisition of Common Stock by its key employees or individuals who perform significant services for the benefit of the Company. The Incentive Plan is also intended as a further means of attracting and retaining outstanding employees and of promoting a closer commonality of interests between employees and stockholders of the Company. The Incentive Plan authorizes the issuance of up to 3,125,000 shares of Common Stock (which may be authorized and unissued shares, treasury shares or a combination thereof) and authorizes grants of shares of Common Stock containing vesting and other restrictions ("Restricted Stock"), nonqualified stock options ("Nonqualified Stock Options"), incentive stock options ("ISOs" and, together with Nonqualified Stock Options, "Options") and stock appreciation rights ("SARs") or any combination of such grants as the Company's Compensation Committee (the "Committee") determines in its sole discretion to grant to eligible employees of the Company and its subsidiaries or individuals who perform significant services for the benefit of the Company during the term of effectiveness of the Incentive Plan.

     Officers and key employees of the Company or any subsidiary, including officers who are members of the Board of Directors and individuals who perform significant services for the benefit of the Company, are eligible to participate in the Incentive Plan. No member of the Committee is eligible to be granted an award under the Incentive Plan while serving on the Committee. No director is eligible to serve on the Committee if he is eligible to receive grants under the Incentive Plan or a similar plan of the Company during the year preceding his election. The total number of persons who may receive grants of Options, SARs or awards of Restricted Stock under the Incentive Plan will be designated by the Committee at its sole discretion and is estimated by the Company to be approximately 100 persons. All grants or awards under the Incentive Plan will be made in consideration of services rendered or to be rendered by the recipients thereof.

     The Incentive Plan provides for adjustments to reflect any future stock dividends, stock splits or other relevant capitalization changes. The Incentive Plan provides that the aggregate number of underlying shares issuable pursuant to grants of Nonqualified Stock Options, ISOs, SARs and Restricted Stock awards to a given individual pursuant to the Incentive Plan may not exceed 250,000 during any fiscal year. Options and SARs are not transferrable except by will or under the laws of descent and distribution, except that the Committee may permit transfer to immediate family members and trusts or partnerships for family members of grantees.

     Nonqualified Stock Options. Nonqualified Stock Options (those that are not qualified under Section 422 of the Internal Revenue Code of 1986, as amended) to be granted under the Incentive Plan generally become exercisable only after specified periods of service subsequent to the grant (for example, 40% after two years, 60% after three years, 80% after four years and 100% after five years) and may be exercised in any sequence, regardless of the date of award or the existence of any outstanding Nonqualified Stock Option or ISO. The Committee shall have the authority to accelerate the date on which a Nonqualified Stock Option shall become exercisable by the grantee. The number of shares and other terms of the grant of Nonqualified Stock Options are determined by the Committee at the time of the award. A Nonqualified Stock Option may be granted to an eligible employee either alone or with an attached SAR. Nonqualified Stock Options will be exercisable for not more than ten years from the date of the grant (unless extended within the discretion of the Committee for a further period of up to three years). No Nonqualified Stock Option will be granted at a price of less than 100% of the fair market value per share of Common Stock at the time the Nonqualified Stock Option is granted. As determined by the Committee in granting any Nonqualified Stock Option, upon exercise of such Nonqualified Stock Option, the Nonqualified Stock Option price, and any withholding tax required by law, may be paid in cash, or, at the discretion of the Committee, shares of Common Stock (valued at their fair market value on the date of exercise) or by a combination of cash and such shares. The Committee may grant to one or more holders of Nonqualified Stock Options, in exchange for their voluntary surrender and the cancellation of such Nonqualified Stock Options and their corresponding SARs, if any, new Options having different exercise prices than the exercise prices provided in the Nonqualified Stock Options so surrendered and canceled and containing such other terms and conditions as the Committee may deem appropriate.

     Incentive Stock Options. An ISO may be granted to an employee either alone or with an attached SAR. The number of shares and other terms of grant are determined at the time of the grant, provided, however, that in no event shall the term of an ISO be more than ten years (no more than five years in the case of a more-than-10% stockholder). The price payable upon exercise shall be not less than 100% of the fair market value of shares at the time of grant (110% for a more-than-10% stockholder), and may be paid either in cash or with other shares of the Company's Common Stock or a combination of cash and shares.

     In the absence of acceleration by the Committee or otherwise under the Incentive Plan, ISOs generally become exercisable only after specified periods of service subsequent to the grant (for example, 50% after three years or 100% after four years). The aggregate fair market value (at the time an ISO is granted) of shares with respect to which ISOs become exercisable for the first time during any calendar year may not exceed $100,000.

     If an ISO is granted with an attached SAR, the features of such SAR will be similar to those discussed below under "-- Stock Appreciation Rights," but it will be subject to the same terms as the related ISO as to date of expiration, difference between fair market value on the Appreciation Date (defined below) and date of award, transferability and eligibility to exercise. In addition, such SAR may be exercised only when the market price of the shares subject to the ISO exceeds the option exercise price.

     Stock Appreciation Rights. The Incentive Plan authorizes the Committee to grant a SAR to eligible employees either separately or attached to an Option. In the case of a SAR that is related to an Option, such SAR may be granted either at the time of grant of such Option or at any time thereafter and would be exercisable only to the extent the related Option is exercisable. Each grantee of SARs is permitted to designate an appreciation date ("Appreciation Date") with respect to which stock appreciation will be measured. Upon the exercise of a SAR, the holder is entitled to receive from the Company without the payment of any cash (except for any withholding taxes) an amount equal to the product of
(i) the excess of (x) the per share market value of the Common Stock at the Appreciation Date, over (y) the per share fair market value on the date of grant, and (ii) the number of shares of Common Stock subject to such SAR. The right to designate an Appreciation Date generally arises only after specified periods of service which are the same as the periods for exercise of an Option. The Committee shall, however, have the authority to advance the grantee's right to designate an Appreciation Date. Generally, the SAR terminates ten years from the date of grant. Payment with respect to a SAR may be made in cash, shares of Common Stock or a combination of both as determined by the Committee. Upon the exercise of a SAR, the related Option (if any), or the portion thereof for which such SAR is exercised, shall terminate. Upon the exercise or expiration of an Option related to a SAR, such SAR, or such portion thereof for which such Option is exercised, shall terminate.

     Restricted Stock. The Committee will have the authority to award Restricted Stock and to determine the terms, conditions and restrictions in connection with the issuance or transfer of Restricted Stock, including the period during which the restrictions are applicable. The terms, conditions and restrictions, including the lapse of such restrictions, may differ with respect to each grantee. In addition, awards of Restricted Stock may be made on a selective basis. Shares of Restricted Stock awarded under the Incentive Plan will be restricted as to transfer and subject to forfeiture during a specified period or periods. Shares awarded, and the right to vote such shares and to receive dividends thereon, may not be sold, assigned, transferred, pledged or otherwise encumbered during the period of restriction applicable to such shares other than by will or by the laws of descent and distribution. During such period of restriction, the recipient has all other rights of a stockholder, including but not limited to the right to receive dividends and vote such Restricted Stock. The Committee has the discretion to remove any or all restrictions whenever it may determine that such action is appropriate. Generally, the restriction period expires three years from the date of the original grant. No award of Restricted Stock may be made under the Incentive Plan after the tenth anniversary of the effective date of the Incentive Plan.

     Termination and Amendment. The Board may amend or terminate the Incentive Plan at any time, but no such action may affect or in any way impair any rights which have accrued under the Incentive Plan, and no amendment may increase the total number of shares which may be issued under the Incentive Plan, reduce the minimum purchase price for shares subject to options, or extend the period during which Options, SARs and Restricted Stock may be granted without the approval of the holders of a majority of shares of the Common Stock.

     Federal Income Tax Consequences. The following is a summary of the principal current federal income tax consequences of transactions under the Incentive Plan. It does not describe all federal tax consequences under the Incentive Plan, nor does it describe state, local or foreign tax consequences.

          ISOs. No taxable income is realized by the optionee upon the grant or exercise of an ISO. However, the exercise of an ISO may result in alternative minimum tax liability for the optionee. If no disposition of shares issued to an optionee pursuant to the exercise of an ISO is made by the optionee within two years from the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the exercise price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and no deduction will be allowed to the Company for federal income tax purposes.

          If the shares of Common Stock acquired upon the exercise of an ISO are disposed of prior to the expiration of the two-year and one-year holding periods described above, generally the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on an arms'-length sale of such shares) over the exercise price thereof, and the Company will be entitled to deduct such amount. Any further gain realized will be taxed as short-term or long-term capital gain and will not result in any deduction by the Company. Special rules may apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of Common Stock.

          If an ISO is exercised at a time when it no longer qualifies for the tax treatment described above, the Option is treated as a Nonqualified Stock Option. Generally, an ISO will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (one year following termination of employment by reason of permanent and total disability), except in certain cases where the ISO is exercised after the death of an optionee.

          Nonqualified Stock Options. With respect to Nonqualified Stock Options granted under the Incentive Plan, no income is realized by the optionee at the time the Option is granted. Generally, at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise, and the Company receives a tax deduction for the same amount, and at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss, depending on how long the shares have been held.

          SARs. The grant of an SAR does not result in income for the grantee or in a deduction for the Company. Upon the exercise of an SAR, the grantee generally recognizes ordinary income and the Company is entitled to a deduction measured by the fair market value of the shares plus any property received by the grantee.

          Restricted Stock. A recipient of Restricted Stock generally will be subject to tax at ordinary income rates on the fair market value of the stock at the time the stock is either transferable or is no longer subject to forfeiture, less any amount paid for such stock. The Company is entitled to a corresponding tax deduction for the amount of ordinary income recognized by the recipient. However, a recipient who so elects under
     Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), within 30 days of the date of issuance of the Restricted Stock will realize ordinary income on the date of issuance equal to the fair market value of the shares of Restricted Stock at that time (measured as if the shares were unrestricted and could be sold immediately), less any amount paid for such stock. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited shares. Upon sale of the shares after the forfeiture period has expired, the appreciation or depreciation since the shares became transferable or free from risk of forfeiture (or, if a Section 83(b) election was made, since the shares were issued) will be treated as long-term or short-term capital gain or loss. The holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires (or upon earlier issuance of the shares, if the recipient elected immediate recognition of income under Section 83(b)). If Restricted Stock is received in connection with another award under the Incentive Plan (for example, upon exercise of an Option), the income and the deduction, if any, associated with such award may be deferred in accordance with the rules described above for Restricted Stock.

     The preceding description of the 1996 Plan is a summary and is qualified in its entirety by the provisions of the 1996 Plan, a copy of which has been filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part.

DIRECTOR COMPENSATION PLAN

     The Director Compensation Plan was adopted by the Company's Board of Directors on April 15, 1996 and by the Company's stockholders on May 8, 1996. The purpose of the Director Compensation Plan is to promote the interests of the Company by providing an inducement to qualified persons who are neither employees nor officers of the Company to serve as members of the Company's Board of Directors.

     The aggregate number of shares of Common Stock authorized to be issued pursuant to the Director Compensation Plan is 62,500, subject to adjustment in certain instances as described below. Options may be granted only to directors of the Company who are neither employees of the Company nor any of its subsidiaries or parents nor, in certain cases, members of committees administering other stock option plans of the Company. Directors who are currently eligible to participate in the Director Compensation Plan are Messrs. Allen, Hutcheson, Pointon, Stafford and Tadokoro.

     The Director Compensation Plan provides that each eligible non-employee director will automatically be granted an annual option to purchase 625 shares of Common Stock on the last day of the Company's fiscal year commencing in 1996 and will also be granted an initial option to purchase 625 shares, upon pricing (and subject to completion) of the Offerings. Other than the initial grant of options, the exercise price of the options will be equal to the last reported sale price of Common Stock on the Nasdaq National Market on the date of grant. Each option granted under the Director Compensation Plan becomes exercisable one year after the date of grant and expires on the fifth anniversary following the date of grant. The Director Compensation Plan will automatically terminate when all options granted thereunder have been exercised or have expired. Options become fully exercisable upon the death or disability of an optionee or upon an optionee's ceasing to be a director of the Company. Options must be fully exercised within three months from the date the optionee terminates his or her performance of services for the Company. However, if termination of the performance of services occurs because of death or disability, then options may be exercised within one year of the date of such death or disability. Options granted under the Director Compensation Plan are not intended to constitute "incentive stock options" within the meaning of Section 422A of the Code.

     The Director Compensation Plan provides for adjustments to reflect any future stock dividends, stock splits or other relevant capitalization changes. If any options under the Director Compensation Plan expire or are terminated for any reason, the shares reserved for issuance thereunder will revert to the status of available shares.

     Directors of the Company who are not eligible to participate in the Director Compensation Plan shall serve as administrators of the Director Compensation Plan. The ineligible directors presently consist of Messrs. Martin and Dixey. Ineligible directors shall remain eligible to participate in the other stock option plans of the Company and its affiliates, including the Incentive Plan. The Board of Directors may amend or terminate the Director Compensation Plan at any time, except that no amendment may be made to the Director Compensation Plan that materially changes the benefits to participants in the Director Compensation Plan without the affirmative vote of the holders of a majority of the Common Stock eligible to vote with respect to such amendment; provided, however, that the Director Compensation Plan may not be amended more than once every six months (other than to comply with changes to the Code or the Employee Retirement Income Security Act of 1974, as amended), and any amendment to the Director Compensation Plan shall comply with all applicable laws and other requirements.

     Optionees generally will not be subject to federal income taxation at the time the options are granted. Taxable income will be recognized by optionees upon the exercise of an option in the amount of the difference between the exercise price paid and the market value of the shares received at the time of exercise or the date restrictions on resale of such shares lapse (in which case taxable income will not be recognized until such lapse). An optionee's basis in the shares received on the exercise of an option is equal to the exercise price paid, plus any income recognized. The Company will be entitled to a tax deduction equal to the amount of income recognized by optionees.

     The preceding description of the Director Compensation Plan is a summary and is qualified in its entirety by the provisions of the Director Compensation Plan, a copy of which has been filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part.

PENSION PLAN

     The Defined Benefit Retirement Plan for Salaried Employees of Titanium Metals Corporation (the "TIMET Retirement Plan") covers substantially all of the Company's salaried employees who were employed by the Company as of or prior to December 31, 1988. Such employees generally became eligible to receive a vested retirement benefit under such plan after completion of five years of service. Benefits under the TIMET Retirement Plan are generally based upon the number of years of service credit, up to 40 years, the final average compensation of each individual employee, and a percentage of such employee's eligible earnings. Final average compensation is calculated using the highest 60 consecutive calendar months of compensation during the last 120 months prior to the date of calculation. Effective December 31, 1988, employees ceased accruing additional years of service credit under the TIMET Retirement Plan. Effective April 2, 1994, employees also ceased accruing additional credit for increases in salary under such plan. Paul Bania, John P. Monahan and Kirby C. Adams, the only individuals named in the "Summary Compensation Table" above who have participated in the TIMET Retirement Plan, will be entitled to receive annual payments of approximately $11,000, $24,000, and $24,200 respectively, pursuant to the TIMET Retirement Plan upon reaching age 65.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, J. Landis Martin, the Company's Chairman and Chief Executive Officer, Susan E. Alderton and Dr. Ralph Cotton served as members of the Company's compensation committee. During 1995, Mr. Martin also served as an executive officer and director of each of Tremont and NL, and Joseph S. Compofelice, the Company's Vice President and Chief Financial Officer, served as an executive officer and director of NL.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation provides that no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that, the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

     The Company's Bylaws provide that the Company shall indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of the Company or of another corporation, partnership, joint venture, trust or other enterprise if serving at the request of the Company arising in connection with their acting in such capacities. In addition, Section 145 of the Delaware General Corporation Law permits the Company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding beneficial ownership, as defined by the regulations of the Commission, of the Company's Common Stock as of May 30, 1996, and as adjusted to reflect the Stock Split (see "Description of Capital Stock") and the sale of the Common Stock offered hereby, for (i) each director and each current executive officer named in the Summary Compensation Table set forth in "Management," (ii) all directors and current executive officers of the Company as a group, and (iii) each person known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, each of which is also a Selling Stockholder. All beneficial ownership is sole and direct unless otherwise indicated.


     See footnote 2 for information concerning individuals and entities which may be deemed to indirectly beneficially own those shares of Common Stock directly beneficially owned by Tremont. Information concerning ownership of Tremont, which may be deemed to be the Company's parent company, is contained in footnote 2 and the table below, captioned "'Ownership of Tremont Common Stock."

                        OWNERSHIP OF TIMET COMMON STOCK

                                                                                PERCENT OF COMMON
                                                                                     STOCK(1)
                                                                             ------------------------
                                                    AMOUNT AND NATURE OF     BEFORE THE     AFTER THE
       NAME AND ADDRESS OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP     OFFERINGS      OFFERINGS
- --------------------------------------------------  --------------------     ----------     ---------
5% AND SELLING STOCKHOLDERS:
Tremont Corporation(2)(3).........................       11,700,000             46.3%          37.2%
  1999 Broadway, Suite 4300
  Denver, Colorado 80202

IMI plc(3)(4).....................................        9,561,305             37.9            6.4%
  P.O. Box 218
  Birmingham, England B6 7BA

Union Titanium Sponge Corporation(3)..............        3,900,000             15.4           10.0%
  c/o Toho Titanium Company Ltd.
  2-13-31 Kohnan
  Minato-ku
  Tokyo 108, Japan

DIRECTORS:(5)
  J. Landis Martin................................           31,850                *              *
  Gary J. Allen...................................              -0-
  Andrew R. Dixey.................................           15,925                *              *
  Edward C. Hutcheson, Jr.........................              -0-
  R. B. Pointon...................................              -0-
  Gen. Thomas P. Stafford.........................              -0-
  Yukiji Tadokoro.................................              -0-

EXECUTIVE OFFICERS:(5)
  Joseph S. Compofelice...........................           12,675                *              *
  Paul J. Bania...................................            6,500                *              *
  Thomas A. Buck..................................            6,500                *              *
  John P. Monahan.................................            6,500                *              *
  Robert E. Musgraves.............................            6,500                *              *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
  (15 PERSONS):(5)................................           92,950                *              *

- ---------------
 *  Less than 1%.

(1) Gives effect to (i) the issuance of a total of 6,200,000 shares sold in the Offerings by the Company, and 7,550,000, and 750,000 shares sold in the Offerings by IMI and UTSC, respectively, and (ii) the Stock Split. Percentages do not take into account shares, if any, purchased in the Offerings. If the Underwriters' overallotment options are exercised in full, Tremont will sell a total of 2,175,000 shares, and, giving effect to such sales, Tremont will hold approximately 30.3%, of the outstanding Common Stock.

(2) Contran is the holder of approximately 3.2% of Tremont's outstanding common stock. Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") are the holders of approximately 35.3% and 4.7%, respectively, of Tremont's outstanding common stock. In addition, NL, Valmont Insurance Company ("Valmont") and the Combined Master Retirement Trust (the "Master Trust") are the holders of 36,137, 30,490 and 3,506 shares, respectively, of Tremont common stock, less than 1% of the outstanding Tremont common stock.



        Valhi is the holder of 100% of the outstanding common stock of Valmont. Valhi and Tremont are the holders of approximately 55% and 17.7%, respectively, of the outstanding common stock of NL. VGI, National and Contran are the holders of approximately 75.1%, 10.1% and 6.2%,respectively, of the outstanding common stock of Valhi, and the Master Trust is the holder of approximately .1% of the outstanding common stock of Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Harold C. Simmons' children and grandchildren (the "Trusts"), of which Harold C. Simmons is the sole trustee. As sole trustee of the Trusts, Harold C. Simmons has the power to vote and direct the disposition of the shares of Contran common stock held by the Trusts. However, Mr. Simmons disclaims beneficial ownership thereof. The Master Trust is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Harold C. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. The trustee and members of the Trust Investment Committee for the Master Trust are selected by Valhi's Board of Directors. Harold C. Simmons and Glenn R. Simmons are each members of Valhi's Board of Directors and are participants in one or more of the employee benefit plans which invest through the Master Trust. However, each such person disclaims beneficial ownership of the Valhi common stock and Tremont common stock held by the Master Trust, except to the extent of his individual vested beneficial interest in the assets held by the Master Trust.


        Contran's ownership percentages of Valhi and Tremont reported above include 0.2% of the outstanding shares of Valhi common stock and 2.1% of the outstanding shares of Tremont common stock, respectively, which shares are directly held by the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"). NationsBank of Texas, N.A. serves as trustee (the "Trustee") of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran must satisfy the balance of such obligations. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares held by the CDCT No. 2, (ii) shares dispositive power with the Trustee over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

        Harold C. Simmons is Chairman of the Board of NL, Chairman of the Board, President and Chief Executive Officer of Contran, Dixie Holding, NOA, National, VGI and Valhi, is Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest, and a director of Tremont. By virtue of the holding of such offices, the stock ownership described above and Mr. Simmons' service as trustee as described above, Mr. Simmons may be deemed to control Contran, Southwest, Dixie Rice, Dixie Holding, NOA, National, VGI, Valhi, Tremont, the Company and NL, and Mr. Simmons, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Common Stock directly beneficially owned by Tremont and the Tremont common stock held by Contran and its subsidiaries. However, Mr. Simmons disclaims beneficial ownership of the shares of Common Stock and Tremont common stock beneficially owned, directly and indirectly, by such entities.

(3) The shares of Common Stock shown as beneficially owned by Tremont and UTSC exclude 1,509,690 shares and 503,230 shares, respectively, obtainable within 60 days of the date of this Prospectus upon exercise an option expiring February 15, 1999 granted by IMI Americas Inc. to Tremont (25% of which was concurrently assigned to UTSC) in connection with the IMI Titanium Acquisition (the "IMI Option"). In connection with the Offerings, Tremont will relinquish its right to, and permit IMI to sell in the Offerings, 1,615 shares subject to the IMI Option. If the IMI Option was fully exercised, Tremont would hold 13,209,690 shares or 52.3% of the outstanding Common Stock prior to the Offerings and approximately 42% of the outstanding Common Stock giving effect to the Offerings (approximately 34% if the Underwriters' overallotment options are exercised in full), UTSC would hold 4,403,230 shares of Common Stock or approximately 17.4% of the outstanding Common Stock prior to the Offerings and 3,653,230 shares or approximately 11.6% of the outstanding Common Stock giving effect to the Offerings, and IMI would hold 7,548,385 shares of Common Stock or approximately 29.9% of the outstanding Common Stock prior to the Offerings and approximately 6.4% of the outstanding Common Stock giving effect to the Offerings.

        UTSC is a Delaware corporation, the shareholders of which are Toho Titanium Company, Ltd. ("Toho"), Nippon Mining and Metals Company, Ltd. ("NMMS"), Nippon Steel Corporation ("NSC"), Mitsui & Co., Ltd. ("Mitsui Japan") and Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA"). The shareholders of UTSC may be deemed to share beneficial ownership of the Common Stock held of record by UTSC by virtue of being shareholders of UTSC, but each expressly disclaims such beneficial ownership. The business address for Toho is Shinagawa NSS Building 2-13-31, Kohnan, Minato-ku, Tokyo 108, Japan; for NMMS is 10-1, Toranomon 2-chome, Minato-ku, Tokyo 105, Japan; for NSC is 6-3 Ohtemachi 2-chome, Chiyoda-ku, Tokyo 100-71, Japan; for Mitsui Japan is 2-1 Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan; and for Mitsui USA is 200 Park Avenue, New York, New York 10166-0130.

(4) IMI Americas Inc. holds 2,390,310 shares of Common Stock and IMI Kynoch Ltd. holds 7,170,995 shares of Common Stock. All of the outstanding capital stock of IMI Americas Inc. and IMI Kynoch Ltd. is held, directly or indirectly, by IMI plc.

(5) All shares of Common Stock shown as beneficially owned represent Management Shares. The address of all such persons is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

     The following table sets forth information regarding beneficial ownership of Tremont's common stock as of March 25, 1996, for (i) each director and each current executive officer named in the Summary Compensation Table set forth in "Management," (ii) all directors and current executive officers of the Company as a group and (iii) a former officer who served as chief executive officer of the Company until January 5, 1995. All information has been taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to Tremont. All beneficial ownership is sole and direct unless otherwise indicated.

                       OWNERSHIP OF TREMONT COMMON STOCK

                                                       AMOUNT AND NATURE OF      PERCENT OF
                NAME OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP     COMMON STOCK
    -------------------------------------------------  --------------------     ------------
    DIRECTORS:
    J. Landis Martin(1)..............................         163,418                2.2%
    Gary J. Allen....................................             -0-
    Andrew R. Dixey..................................             -0-
    Edward C. Hutcheson, Jr. ........................             -0-
    R. B. Pointon....................................             -0-
    Gen. Thomas P. Stafford(2).......................           4,000                  *
    Yukiji Tadokoro..................................             -0-
    EXECUTIVE OFFICERS:
    Joseph S. Compofelice(2).........................          20,000                  *
    Paul J. Bania(2).................................          10,200                  *
    Thomas A. Buck(2)................................          14,200                  *
    John P. Monahan(2)...............................          12,273                  *
    Robert E. Musgraves(2)...........................          14,200                  *
    FORMER OFFICER:
    Kirby C. Adams(3)................................          85,988                1.1%
    ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
      (15 PERSONS)(1)(2).............................         247,691                3.3%

- ---------------
 * Less than 1%.

(1) The shares of Tremont common stock shown as beneficially owned by J. Landis Martin include 42,500 shares which Mr. Martin has the right to acquire by exercise of options within 60 days of March 25, 1996 and 510 shares held for the benefit of Mr. Martin under the Savings Plan for Employees of NL. Such shares also include 2,300 shares held by Mr. Martin's wife, 1,900 shares held by the Martin's Children Trust No. II for which Mr. Martin is trustee, and 100 shares held by one of Mr. Martin's daughters, with respect to which shares beneficial ownership is disclaimed by Mr. Martin.

(2) The shares of Tremont common stock shown as beneficially owned by General Thomas P. Stafford, Joseph S. Compofelice, Paul J. Bania, Thomas A. Buck, John P. Monahan and Robert E. Musgraves and all directors and executive officers as a group include 3,000, 10,000, 10,200, 14,200, 10,200, 14,200 and 113,700 shares, respectively, which such persons have the right to acquire by the exercise of options within 60 days of March 25, 1996.

(3) Kirby C. Adams resigned as an executive officer of the Company on January 5, 1995. The shares of Tremont common stock shown as beneficially owned by Mr. Adams include 35,400 shares that Mr. Adams has the right to acquire by the exercise of options within 60 days of March 25, 1996. See also "Executive Compensation."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIPS WITH RELATED PARTIES

     The Company may be deemed to be controlled by Harold C. Simmons. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (i) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran, Tremont and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future. It is the policy of the Company to engage in transactions with related parties on terms which are, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

     J. Landis Martin, Chairman of the Board and Chief Executive Officer of the Company, is also currently Chairman of the Board, Chief Executive Officer and President of Tremont. Mr. Martin also serves as a director, and President and Chief Executive Officer of NL. Joseph S. Compofelice, Vice President and Chief Financial Officer, is also Vice President and Chief Financial Officer of Tremont and Executive Vice President of Valhi. Mr. Compofelice also serves as a director, and Vice President and Chief Financial Officer of NL. Robert E. Musgraves, Vice President -- Administration and General Counsel of the Company, is also Vice President and General Counsel of Tremont. Mark A. Wallace, Vice President -- Finance and Treasurer of the Company, is also Vice President and Controller of Tremont. Such management interrelationships and intercorporate relationships may lead to possible conflicts of interest. These possible conflicts of interest may arise from the duties of loyalty owed by persons acting as corporate fiduciaries to two or more companies under circumstances in which such companies may have conflicts of interest. Such individuals divide their time among the companies for which they serve as executive officers.

     Although no specific procedures are in place which govern the treatment of transactions among the Company and Tremont, the board of directors of each includes one or more members who are not officers or directors of any entity that may be deemed to be related to the Company. Additionally, under applicable principles of law, in the absence of stockholder ratification or approval by directors who may be deemed disinterested, transactions involving contracts among companies under common control must be fair to all companies involved. Furthermore, directors and officers owe fiduciary duties of good faith and fair dealing to all stockholders of the companies for which they serve.

     The Company understands that Tremont and related entities may consider acquiring or disposing of shares of Common Stock through open-market or privately-negotiated transactions depending upon future developments, including, but not limited to, the availability and alternative uses of funds, the performance of the Common Stock in the market, an assessment of the business of and prospects for the Company, financial and stock market conditions and other factors. The Company does not presently intend, and understands that Tremont does not presently intend, to engage in any transaction or series of transactions which would result in the Common Stock becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended, or ceasing to be traded on a national securities exchange.

     Under the Investment Company Act of 1940 (the "1940 Act"), companies such as mutual funds that engage in the investment business are subject to regulation by the Commission as investment companies. The 1940 Act defines an investment company to include an issuer that
(i) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the fair value of such issuer's total assets on an unconsolidated basis (exclusive of cash and cash items). Investment securities are defined generally to include all securities other than those issued by majority-owned subsidiaries of the issuer.

     Tremont is, and has been for the past several years, primarily engaged in the business of operating manufacturing businesses through the Company and NL. Tremont does not now nor has it ever engaged or intended to engage in the business of investing, reinvesting, owning, holding or trading of securities. Nevertheless, following the IMI Titanium Acquisition, Tremont ceased to own a majority of the Company's Common Stock. As a result, the Common Stock and NL shares held by Tremont might both be deemed to be investment securities.

     Based on the technical provisions of the 1940 Act and because Tremont believes that regulation as an investment company would be undesirable for a company that engages in a manufacturing business, Tremont has taken the steps necessary to give itself the benefit of a temporary exemption under the 1940 Act, and may seek an order from the Commission that Tremont is primarily engaged, through the Company and NL, in a non-investment company business. The Company also understands that Tremont intends to study the future direction and opportunities available to Tremont with a view to obviating, within one year (the time period afforded by the exemption), any argument concerning Tremont's possible status as an investment company under the 1940 Act. The Company does not expect that the resolution of Tremont's status under the 1940 Act will have an adverse effect upon the Company.

CONTRACTUAL RELATIONSHIPS

     Effective January 1, 1996, the Company and Tremont entered into an intercorporate services agreement which provides that the parties will render certain management, financial, tax and administrative services to each other. The term of the agreement is one year, subject to renewal on a quarterly basis. Prior to entering into the intercorporate services agreement, the Company charged Tremont a net amount of approximately $.3 million in 1993 and nil in 1994 for such services (including payments for salary, bonus and stock-based compensation). Tremont charged the Company a net amount of approximately $.9 million in 1995 for such services (including payments for salary, bonus and stock-based compensation). See "Management -- Executive Compensation." The Company expects to charge Tremont approximately $.4 million under the intercorporate services agreement in 1996.

     As of March 31, 1996, Tremont had loans of $17.7 million to the Company together with accrued but unpaid interest of $4.8 million. It is anticipated that a portion of the proceeds of the Offerings will be used to prepay such amounts. Loans from Tremont accrue interest at 10.4% and are due January 1, 2000. Interest is payable quarterly in arrears. See "Use of Proceeds."

     In connection with the operations of the Company's Henderson, Nevada facility, the Company purchases utility services from Basic Investments, Inc. and its subsidiaries (collectively, "BII") pursuant to various agreements. During 1995, the aggregate amount paid by the Company to BII was less than $1 million. A 75%-owned subsidiary of Tremont owns approximately 32% of BII.

     The Company believes that the terms of the foregoing intercorporate services agreement, loans and other transactions with Tremont and BII were no less favorable to the Company than it might have obtained from unaffiliated third parties.

     In connection with the IMI Titanium Acquisition, the Company issued $20 million of subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by IMI Titanium Ltd. It is anticipated that a portion of the proceeds of the Offerings will be used to prepay such debt. The subordinated debt accrues interest at 10.4% and interest payments are due quarterly in arrears beginning March 31, 1996. Quarterly principal payments are due beginning March 31, 1997 through December 31, 1999. Principal payments in 1997 are subject to the achievement of certain financial tests under the Company's U.S. credit facility. See "Use of Proceeds."

     Also in connection with the IMI Titanium Acquisition, TIMET UK leased its manufacturing facility in Witton, England from IMI. The leases on the principal facilities are for 30-year terms. TIMET UK pays aggregate rental thereunder of approximately L 650,000 per year, which amount is subject to adjustment every five years based on changes in the Retail Prices Index for all items excluding housing as published by HM Government's Central Statistical Office. The Company has guaranteed the obligations of TIMET UK under these leases.

     In connection with the construction and financing of the Company's VDP plant, UTSC licensed certain technology to the Company and received, among other consideration, the right to acquire up to 20% of the Company's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices thereafter through 2008. The Company believes its selling prices to UTSC to be below fair market value and that such discount represents consideration to UTSC for the licensed technology. Sales to UTSC in 1993, 1994 and 1995 were $1 million, $2 million and $9 million, respectively.

     The foregoing transactions with IMI and UTSC were entered into in connection with those entities becoming stockholders of this Company.

     Toho Titanium Company, Ltd., a shareholder of UTSC, through an intermediary trading company, is a party to a contract with TIMET UK pursuant to which TIMET UK purchases sponge. The contract covers up to 3.2 million pounds during 1996 at fixed prices. The Company believes that the terms of the agreement are no less favorable to the Company than the Company might have obtained from unaffiliated third parties.

SHAREHOLDERS' AGREEMENTS

     In connection with the investment by UTSC in the Company, the Company, Tremont, UTSC, and the stockholders of UTSC entered into an agreement dated May 30, 1990, as amended (the "Investors' Agreement"), that regulates certain aspects of the governance of the Company. The Investors' Agreement (as recently amended, as discussed below) provides, among other things, that so long as UTSC and its stockholders hold at least 10% of the "Adjusted Outstanding TMC Voting Securities" (defined to include Company voting securities outstanding at the time of the UTSC investment in the Company plus Company voting securities issued thereafter with respect to which UTSC was afforded pre-emptive rights): (i) the Board of the Company shall be composed of seven members, of whom one shall be designated by UTSC; (ii) UTSC's approval shall be required for the dissolution or liquidation of the Company or any of its subsidiaries or the filing by the Company of a petition in bankruptcy or the commencement by the Company of any other proceeding seeking relief from its creditors; and (iii) UTSC shall be entitled to receive certain periodic information about the Company.

     The Investors' Agreement also provides for: (i) mutual rights of indemnification between UTSC and the Company for losses arising from any material breach of a covenant or agreement contained in the Investors' Agreement with respect to various representations and warranties made in connection with UTSC's investment in the Company; (ii) certain limitations on the right of UTSC to transfer its shares of Common Stock; (iii) a right of first refusal, under certain circumstances, in favor of Tremont on a proposed transfer of UTSC's Common Stock; (iv) provisions for the arbitration of certain disputes arising under the Investors' Agreement; and (v) termination of the Investors' Agreement in the event that UTSC and its stockholders or their affiliates, as a group, hold less than 5% of the Adjusted Outstanding TMC Voting Securities.

     In connection with the Offerings, the Company, Tremont, UTSC and the shareholders of UTSC entered into an amendment to the Investors Agreement to become effective upon the effectiveness of the Company's Registration Statement of which this Prospectus is a part. The amendment, among other things, modifies the definition of "Adjusted Outstanding TMC Voting Securities" such that it will include (i) all Common stock outstanding at the time of the amendment, (ii) all shares of Common Stock issued in the Offerings (so long as such number of shares, when taken together with the number of shares proposed to be sold by UTSC as a Selling Stockholder in the Offerings, does not cause UTSC's ownership to fall below 10% of the Adjusted Outstanding TMC Voting Securities), and (iii) shares of Common Stock issued following the Offerings (unless the issuance of such shares would cause UTSC to lose its rights associated with owning 10% of the Adjusted Outstanding TMC Voting Securities or the termination of the Investors' Agreement, in which case such shares will be counted only if UTSC is afforded certain pre-emptive rights to avoid such dilution), but does not include 92,950 shares issued to certain members of management or shares issued in connection with any existing or future employee or director stock option or compensation plan.

     In addition, the amendment extends UTSC's registration rights to all shares held by UTSC immediately following the Offerings, any shares acquired by UTSC from IMI under the IMI Option, and shares acquired by UTSC to avoid a dilutive consequence as described above. In a related amendment of the agreement pursuant to which UTSC acquires titanium sponge from the Company, the parties agreed that VDP-related capital expenditures in excess of $2 million per instance that are not approved by UTSC may not (with certain exceptions) be applied in calculating the cost of titanium sponge to UTSC under its formula-determined pricing that applies beginning in early 1997.

     In connection with the IMI Titanium Acquisition, the Company, Tremont, IMI and two of its affiliates, IMI Kynoch Ltd. and IMI Americas Inc., entered into an agreement dated February 15, 1996, as amended March 29, 1996 (the "Shareholders' Agreement") to regulate certain matters relating to the governance of the Company as among the Company, Tremont and its affiliates, and IMI and its affiliates. UTSC is not a party to the Shareholders' Agreement and has no rights or obligations as a party to the Shareholder's Agreement. Certain rights granted to Tremont and IMI and their permitted transferees ("Holders") under the Shareholders' Agreement depend on the percentage of Common Stock held at any given time. With respect to representation on the Company's Board of Directors, the Shareholders' Agreement generally provides that: (i) Tremont shall be entitled to designate four members of the Board of Directors so long as it holds at least 30% of the outstanding Common Stock; (ii) a Holder of 20% or more of the outstanding Common Stock (a "20% Holder") shall be entitled to designate two directors; and (iii) a Holder of 10% or more of the outstanding Common Stock (a "10% Holder") shall be entitled to designate one director.

     The Company has agreed in the Shareholders' Agreement that, without the approval of each 20% and 10% Holder, it shall not cause or permit the dissolution or liquidation of the Company or any of its subsidiaries or the filing by the Company of a petition in bankruptcy or the commencement by the Company of any other proceeding seeking relief from its creditors. The Company has also agreed to provide each 10% Holder certain periodic information about the Company and its subsidiaries, which right is subject to confidentiality restrictions.

     The Shareholders' Agreement also provides for: (i) rights of indemnification among the Company, Tremont and IMI with respect to various representations and warranties made in connection with the IMI Titanium Acquisition; (ii) certain limitations on the rights of a Holder to transfer its shares of Common Stock; (iii) restrictions on the ability of a Holder to transfer certain of the rights accorded by the Shareholders' Agreement; (iv) agreements not to engage in competition with the Company if the Holder is a 20% Holder; (v) grant of the IMI Option described below; (vi) the arbitration of certain disputes arising under the Shareholders' Agreement; and (vii) termination of the Shareholders' Agreement in the event no Holder of 5% of the outstanding Common Stock exists.

     In connection with the IMI Titanium Acquisition, IMI Americas, Inc. granted Tremont the IMI Option, an option giving Tremont the right to acquire 2,012,920 shares of Common Stock. Concurrently with the grant of the IMI Option, Tremont assigned to UTSC the right to acquire 503,230 shares of Common Stock from IMI. See "Principal and Selling Stockholders."

     By agreements with the relevant stockholders, upon the closing of the Offerings, certain other rights of the respective stockholders contained in the Shareholders' Agreement and the Investors' Agreement not described above will be extinguished.

     The preceding description of the Investors' Agreement, the Shareholders' Agreement and the IMI Option is a summary and is qualified in its entirety by the provisions of the Investors' Agreement and

Shareholders' Agreement, copies of which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

REGISTRATION RIGHTS

     Under the Investors' Agreement (as amended) and subject to certain limitations, so long as UTSC or its stockholders hold at least 5% of the outstanding Common Stock of the Company, UTSC and its stockholders are entitled to certain rights with respect to registration under the Securities Act of the shares of Common Stock that are held by UTSC. Immediately following the Offerings, UTSC will hold 3,150,000 shares (10% of the outstanding Common Stock) and, pursuant to the IMI Option, will have the right to acquire an additional 503,230 shares from IMI. The Investors' Agreement provides that (i) UTSC and its stockholders and their permitted transferees have one right (the "Demand Right") to request the Company to register under the Securities Act at least 50% of the shares of Common Stock and any equity securities of the Company convertible into, or exercisable or exchangeable for, any shares of Common Stock held by them or their permitted transferees (the "Registrable Securities"); and (ii) if the Company proposes to register any securities under the Securities Act (other than a registration on Form S-4 or Form S-8, or any successor or similar form), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, UTSC and its stockholders and their permitted transferees have two rights to request the Company to include in such registration the Registrable Securities held by them or their permitted transferees (the "Piggyback Right"), provided that such Piggyback Right shall remain in effect if the Company fails to effect the registration of all Registrable Securities requested to be registered. Under most circumstances, substantially all of the expenses for a registration pursuant to a Demand Right are to be borne by UTSC, and substantially all of the expenses for a registration pursuant to a Piggyback Right are to be borne by the Company, other than underwriting commissions and discounts on, and incremental registration fees relating, to the Registrable Securities included in the registration. Under certain circumstances, the number of shares included in such registrations may be limited. The Company has agreed to indemnify the holders of any Registrable Securities being registered by the Company pursuant to the Investors' Agreement, as well as the holder's directors and officers and any underwriters and selling agents, against certain liabilities, including liabilities under the Securities Act.

     Under the Shareholders' Agreement, IMI, Tremont and their affiliates are entitled to certain rights with respect to the registration under the Securities Act of the shares of Common Stock that are held by each of them. The Shareholders' Agreement generally provides, subject to certain limitations, that
(i) 10% Holders shall have two rights, only one of which can be on Form S-1, to request the Company to register under the Securities Act an amount of not less than $25 million of Registrable Securities; and (ii) if the Company proposes to register any securities under the Securities Act (other than a registration on Form S-4 or Form S-8, or any successor or similar form), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, IMI, Tremont and their affiliates have the right to request the Company to include in such registration the Registrable Securities held by them or their permitted transferees so long as each holds in excess of 5% of the outstanding shares of Common Stock (or to sell the entire balance of any such Registrable Securities even though less than 5%). The Company is obligated to pay all registration expenses in connection with a registration under the Shareholders' Agreement. Under certain circumstances, the number of shares included in such registrations may be limited. The Company has agreed to indemnify the holders of any Registrable Securities to be covered by a registration statement pursuant to the Shareholders' Agreement, as well as the holder's directors and officers and any underwriters and selling agents, against certain liabilities, including liabilities under the Securities Act.

     The preceding description of the Investors' Agreement and Shareholders' Agreement is a summary and is qualified in its entirety by the provisions of the Investors' Agreement and Shareholders' Agreement, copies of which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 99,000,000 shares of Common Stock, $.01 par value per share, of which 31,454,255 shares will be issued and outstanding upon completion of the Offerings, and 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), none of which will be outstanding upon completion of the Offerings. In connection with the Offerings, the Company converted each outstanding share of its Class A Common Stock and Class B Common Stock into 65 shares of Common Stock pursuant to a stock split (the "Stock Split"). The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part. As of the date hereof, the Company's Common Stock is held by 12 stockholders of record.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and are entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights, except as noted under the heading "Certain Relationships and Related Transactions -- Shareholders' Agreements."

PREFERRED STOCK

     Pursuant to the Amended and Restated Certificate of Incorporation, the Company is authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

     The Company has no current plans to issue any Preferred Stock. The Company is not aware of any plans by a third party to seek control of the Company.

DELAWARE GENERAL CORPORATION LAW

     The provisions of Section 203 of the Delaware General Corporation Law do not apply to the Company. Such provisions, if they were to apply to the Company, would restrict the Company's ability to enter into business combinations with certain stockholders of the Company and would render an unsolicited takeover attempt of the Company more difficult.

     Any action required to be taken at any annual or special meeting of the Company's stockholders may be taken without a meeting, without prior notice and without a vote upon the written consent of the minimum number of stockholders necessary to authorize such action.

TRANSFER AGENT AND REGISTRAR

     First Chicago Trust Company of New York will be the Transfer Agent and Registrar for the Common Stock.

NASDAQ NATIONAL MARKET

     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "TIMT".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, the Company will have outstanding 31,454,255 shares of Common Stock. Of these shares, all of the 14,500,000 shares (16,675,000 shares if the Underwriters' overallotment options are exercised in full) sold in the Offerings will be freely transferable by persons other than "affiliates" of the Company without restriction under the Securities Act. In addition, 3,187,500 shares reserved for issuance pursuant to the Company's stock option and director compensation plans (of which approximately 437,500 shares relate to options and shares that will be outstanding upon completion of the Offerings).

     The remaining 16,954,255 outstanding shares of Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. A total of 14,850,000 of such restricted securities will be eligible for sale under Rule 144 commencing 90 days after the Company has been subject to certain reporting requirements under the Securities Exchange Act of 1934, as amended. In addition, other than holders of Management Shares, holders of all restricted shares of Common Stock, including Tremont, IMI and UTSC, have registration rights with respect to such shares. See "Certain Relationships and Related Transactions -- Registration Rights." Tremont, IMI, UTSC and certain senior executive officers of the Company, who will beneficially hold an aggregate of 16,921,755 shares following the Offerings, have agreed not to offer to sell, sell or otherwise dispose of such shares, for at least 180 days after the date of the Underwriting Agreement without the prior written consent of Salomon Brothers Inc, as representative of the Underwriters. Certain of the other executive officers of the Company have entered into similar agreements covering 32,500 shares during a period of 90 days after the date of the Underwriting Agreement. Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her shares for at least two years is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (314,000 shares after consummation of the Offerings) or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to such volume limitations. The Commission has proposed reducing the two year holding period to one year and permitting sales without any volume limitation after two years rather than three years.

     The Company intends to file registration statements on Form S-8 under the Securities Act to register an aggregate of 3,187,500 shares issued to directors and officers or reserved for issuance under the Incentive Plan and Director Compensation Plan. The registration statements are expected to be filed and to become effective within 180 days following the date of this Prospectus. Shares of Common Stock issued under such plans will be available for sale in the public market subject to Rule 144 volume limitations applicable to affiliates.

     No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "U.S. Underwriting Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters and each such U.S. Underwriter has severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite its name in the table below:

                                                                            NUMBER
        U.S. UNDERWRITERS                                                  OF SHARES
        -----------------                                                  ---------
        Salomon Brothers Inc............................................
        Morgan Stanley & Co. Incorporated...............................
        Smith Barney Inc................................................

                                                                           ---------
                  Total.................................................
                                                                           =========

     In addition, the Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters named therein, for whom Salomon Brothers International Limited, Morgan Stanley & Co. International and Smith Barney Inc. are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of shares of Common Stock outside the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement, and the closing with respect to the sale of shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement. The initial public offering price and underwriting discounts per share for the U.S. Offering and the International Offering will be identical.

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The U.S. Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus (other than those covered by the overallotment options described below), if any are purchased. In the event of default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Representatives have advised the Company and the Selling Stockholders that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a discount not in excess of $          per share of Common Stock. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $     per share of Common Stock on sales to certain other dealers.
After the Offerings, the public offering price and such discounts may be changed.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of shares of Common Stock (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the International

Prospectus to any person within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, partnership, or other entity organized under or governed by the laws of the U.S. or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to U.S. or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. branch of a non-U.S. Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers or sales are made.

     The U.S. Underwriters and the International Underwriters have entered into an agreement that provides for the coordination of their activities. Pursuant to such agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     One of the Selling Stockholders has granted the U.S. Underwriters and the International Underwriters options to purchase an aggregate of up to an additional 1,848,750 shares and 326,250 shares, respectively, of Common Stock at the initial public offering price less the aggregate underwriting discount, solely to cover overallotments. To the extent such options are exercised, each of the U.S. Underwriters and the International Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement or the International Underwriting Agreement, as applicable.

     At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, 100,000 shares of Common Stock for employees of the Company and certain other individuals having relationships with the Company or such employees and who have expressed an interest in purchasing such shares of Common Stock in the Offerings. The number of Shares available for sale to the general public in the U.S. Offering will be reduced to the extent such persons purchase such reserved Shares. Any reserved Shares not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other Shares offered hereby.

     The U.S. and International Underwriting Agreements provide that the Company and the Selling Stockholders will indemnify the several U.S. Underwriters and International Underwriters against certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

     The Company, Tremont, IMI, UTSC and certain senior executive officers of the Company have agreed that, without the prior written consent of Salomon Brothers Inc, they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock (except the shares sold to the Underwriters pursuant to the overallotment options) for a period of 180 days after the date of the Underwriting Agreement. Certain of the other executive officers of the Company have entered into similar agreements covering 32,500 shares during a period of 90 days after the date of the Underwriting Agreement. See "Shares Eligible for Future Sale." Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The U.S. Underwriters and the International Underwriters have informed the Company that they do not intend to confirm sales of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of such customer.

     Prior to the Offerings, there has been no established public trading market for the Common Stock. The initial public offering price of the Common Stock offered hereby was determined through negotiations among the Company, the U.S. Representatives and the International Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of the Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial offering price. See "Risk Factors -- Absence of Established Public Trading Market and Possible Volatility of Stock Price."

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Stock being registered under laws other than federal or state securities laws will be passed upon by Bartlit Beck Herman Palenchar & Scott, a partnership including professional corporations, Denver, Colorado. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS
                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of the Company and its subsidiaries as of January 1, 1995 and December 31, 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of three fiscal years in the period ended December 31, 1995 and the pro forma condensed consolidated statement of operations for the year ended December 31, 1995 included in this Prospectus, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited consolidated interim financial information as of March 31, 1996, and for the three-month periods ended April 2, 1995 and March 31, 1996, and the unaudited pro forma condensed consolidated statement of operations for the three-month period ended March 31, 1996, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report on the unaudited consolidated interim financial statements as of March 31, 1996 and for the three-month periods ended April 2, 1995 and March 31, 1996, and the unaudited pro forma condensed consolidated statement of operations for the three-month period ended March 31, 1996, included herein states that they did not audit and they do not express an opinion on that unaudited consolidated interim financial information or the interim period pro forma adjustments. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to liability provisions of Section 11 of the Securities Act for their reports on the unaudited consolidated interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The combined financial statements of the IMI Titanium Business as of December 31, 1994 and 1995, and for each of the years in the three year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Titanium Hearth Technologies as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                          TITANIUM METALS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                     ----
PRO FORMA FINANCIAL STATEMENTS:
     Report of Independent Accountants........................................         PF-1
     Pro Forma Condensed Consolidated Financial Statements....................         PF-2
     Pro Forma Condensed Consolidated Statement of Operations for the fiscal
      year 1995...............................................................         PF-3
     Notes to Pro Forma Condensed Consolidated Statement of Operations for the
      fiscal year 1995........................................................         PF-4
     Report of Independent Accountants........................................         PF-6
     Unaudited Pro Forma Condensed Consolidated Statement of Operations for
      the three-month period ended March 31, 1996.............................         PF-7
     Notes to Unaudited Pro Forma Condensed Consolidated Statement of
      Operations for the three-month period ended March 31, 1996..............         PF-8
FINANCIAL STATEMENTS:
  Titanium Metals Corporation and Subsidiaries:
     Reports of Independent Accountants.......................................      F-2/F-3
     Consolidated Balance Sheets at March 31, 1996 (unaudited), January 1,
      1995 and December 31, 1995..............................................          F-4
     Consolidated Statements of Operations for the three month periods ended
      April 2, 1995 and March 31, 1996 (unaudited), and fiscal years 1993,
      1994 and 1995...........................................................          F-5
     Consolidated Statements of Stockholders' Equity for the three month period ended March 31, 1996 (unaudited) and fiscal years 1993, 1994 and
      1995....................................................................          F-6
     Consolidated Statements of Cash Flows for the three month periods ended
      April 2, 1995 and March 31, 1996 (unaudited), and fiscal years 1993,
      1994 and 1995...........................................................          F-7
     Notes to Consolidated Financial Statements...............................     F-8/F-26
  IMI Titanium Business:
     Independent Auditors' Report.............................................         F-27
     Combined Balance Sheets at December 31, 1994 and 1995....................         F-28
     Combined Statements of Operations for the years ended December 31, 1993,
      1994 and 1995...........................................................         F-29
     Combined Statements of Stockholders' Equity for the years ended December
      31, 1993, 1994 and 1995.................................................         F-30
     Combined Statements of Cash Flows for the years ended December 31, 1993,
      1994 and 1995...........................................................         F-31
     Notes to Combined Financial Statements...................................    F-32/F-40
  Titanium Hearth Technologies:
     Report of Independent Accountants........................................         F-41
     Balance Sheets at December 31, 1994 and 1995.............................         F-42
     Statements of Income for the years ended December 31, 1993, 1994 and
      1995....................................................................         F-43
     Statements of Changes in Partners' Capital for the years ended December
      31, 1993, 1994 and 1995.................................................         F-44
     Statements of Cash Flows for the years ended December 31, 1993, 1994
       and 1995...............................................................         F-45
     Notes to Financial Statements............................................    F-46/F-50

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Titanium Metals Corporation:

     We have examined the pro forma adjustments reflecting the transaction described in the notes to Pro Forma Condensed Consolidated Financial Statements and the application of those adjustments to the historical amounts in the accompanying Pro Forma Condensed Consolidated Statement of Operations of Titanium Metals Corporation and Subsidiaries ("TIMET") for the fiscal year 1995. These historical financial statements are derived from the historical financial statements of TIMET, which were audited by us, and the IMI Titanium Business, which were audited by other accountants, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the notes to Pro Forma Condensed Consolidated Financial Statements. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

     The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transaction described in the notes to the Pro Forma Condensed Consolidated Financial Statements occurred at an earlier date. However, the Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of the results of operations that would have been attained had the above-mentioned transaction actually occurred earlier.

     In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in the notes to the Pro Forma Condensed Consolidated Financial Statements, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the Pro Forma Condensed Consolidated Statement of Operations for the year then ended.

                                               Coopers & Lybrand L.L.P.

Denver, Colorado
March 26, 1996

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following pro forma condensed consolidated financial statements reflect the consolidated results of continuing operations of the Company for the periods indicated giving effect to the IMI Titanium Acquisition under the assumptions and estimates set forth in the notes thereto. The IMI Titanium Acquisition has been accounted for by the purchase method of accounting and consolidated in the Company's historical financial statements effective January 1, 1996, adjusted for preacquisition earnings.

     These pro forma financial statements should be read in conjunction with the historical financial statements of the Company and the IMI Titanium Business, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The pro forma financial statements do not reflect any incremental sales or cost savings that the Company may achieve from the combination. The pro forma financial statements do not purport to be indicative of the results which actually would have been obtained if the IMI Titanium Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

     Although information as to the fair values, for purchase accounting purposes, of the IMI Titanium Business individual assets and liabilities is not complete, a preliminary estimate of the allocation of the purchase price was made on the basis of available information. The actual allocation of the purchase price may be different from that reflected in the pro forma condensed consolidated financial statements. Such differences would result from adjustments in the purchase price and refinements in the estimates of fair values of the net assets acquired. However, the Company does not expect such adjustments and refinements in estimates to materially affect the pro forma information as presented.

     All financial information reflected in the pro forma financial statements is presented in accordance with U.S. generally accepted accounting principles, is reported in U.S. dollars, and reflects the 1996 Stock Split as described in
Note 9 to the Company's Consolidated Financial Statements.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                              FOR FISCAL YEAR 1995
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                   HISTORICAL
                                             ----------------------     PRO FORMA
                                                       IMI TITANIUM    ADJUSTMENTS      PRO FORMA
                                             TIMET       BUSINESS       (NOTE 2)       CONSOLIDATED
                                             ------    ------------    -----------     ------------
Revenues and other income:
  Net sales................................  $184.7       $147.2          $  --           $331.9
  Equity in earnings of joint ventures.....     4.8           --             --              4.8
  Other, net...............................      .4           --             --               .4
                                             ------       ------          -----           ------
                                              189.9        147.2             --            337.1
                                             ------       ------          -----           ------
Costs and expenses:
  Cost of sales............................   170.7        167.6(1)         1.1(a)         338.8
                                                                            (.6)(b)
  Selling, general, administrative and
     development...........................    14.0         12.3             --             26.3
  Special charges (credit).................    (1.2)         5.0             --              3.8
  Interest.................................    10.4          8.9           (6.0)(c)         14.9
                                                                            1.6(d)
                                             ------       ------          -----           ------
                                              193.9        193.8           (3.9)           383.8
                                             ------       ------          -----           ------
     Income (loss) before income taxes.....    (4.0)       (46.6)           3.9            (46.7)
Income tax benefit (expense)...............     (.2)        13.8           (1.6)(e)         12.0
                                             ------       ------          -----           ------
     Net income (loss).....................  $ (4.2)      $(32.8)         $ 2.3           $(34.7)
                                             ======       ======          =====           ======
Net loss per common share..................  $ (.27)                                      $(1.39)
                                             ======                                       ======
Weighted average common shares
  outstanding..............................    15.4                         9.6(f)          25.0
                                             ======                       =====           ======

- ---------------

(1) IMI Titanium Business cost of sales includes charges of $16.1 million for customer contract losses and other charges incurred in 1995.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                              FOR FISCAL YEAR 1995

                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE 1 -- BASIS OF PRESENTATION:

     The Pro Forma Condensed Consolidated Statement of Operations has been prepared assuming the following transactions occurred as of the beginning of fiscal 1995: (i) the IMI Titanium Acquisition, (ii) IMI's December 1995 $80 million capital contribution of related party indebtedness previously owed to IMI by the IMI Titanium Business, and (iii) the IMI Titanium Business entered into long-term capital leases with IMI principally covering its Witton, England production facilities, and purchased its previously leased Waunarlwydd, Wales facility from IMI for $1.6 million.

     The estimated cost of the IMI Titanium Acquisition is summarized below:

    COSTS OF THE IMI TITANIUM ACQUISITION:
      Issuance of 9.6 million shares of common stock to IMI.....................  $ 70.0
      Cash......................................................................      .1
      Transaction and other direct costs........................................     2.2
                                                                                   -----
                                                                                  $ 72.3
                                                                                   =====
    PURCHASE ACCOUNTING ADJUSTMENTS:
      Historical carrying amount of net assets acquired.........................  $ 60.6
      Purchase accounting adjustments:
         Property and equipment, net............................................     4.0
         Goodwill and intangibles, including $4 million for patents.............    11.2
         Pension liabilities....................................................    (1.0)
         Severance and other liabilities........................................     (.5)
         Deferred income taxes, net.............................................    (2.0)
                                                                                   -----
                                                                                  $ 72.3
                                                                                   =====

NOTE 2 -- PRO FORMA ADJUSTMENTS:

     (a) Additional depreciation and amortization expense resulting from purchase accounting basis differences:

            Intangibles (patents) amortized over their average remaining lives of
              9 years.........................................................  $ .4
            Depreciation of property and equipment over 15 years..............    .3
            Goodwill amortized over 15 years..................................    .4
                                                                                ----
                                                                                $1.1
                                                                                ====

     (b) Reflects the net effect of (i) increased depreciation expense of $.3 million principally related to the Witton, England facility (leased under a thirty-year capital lease with IMI entered into in connection with the IMI Titanium Acquisition), (ii) increased depreciation expense of $.1 million on the Waunarlwydd, Wales facility (purchased in 1995 in contemplation of the IMI Titanium Acquisition and depreciated over 15 years), and (iii) reduced rent expense of $1.0 million in respect of the aforementioned facilities.

     (c) Eliminate interest expense associated with the $80 million capital contribution of related party indebtedness at an average interest rate of 7.5%.

                      TITANIUM METALS CORPORATION AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  FOR FISCAL YEAR 1995

                            (IN MILLIONS, EXCEPT SHARE DATA)

     (d) Interest expense of $2.0 million on $20 million of subordinated debt issued to IMI at 10.4% and interest expense of $1.0 million related to the capital lease obligations, offset by elimination of $1.4 million of interest expense on $20 million of intercompany indebtedness.

     (e) Tax effects at the U.K. statutory rate of 33% on other pro forma adjustments, except for goodwill amortization reflected in (a) above and U.S. related interest in (d) above which would increase the Company's U.S. losses for which no associated tax benefit was available.

     (f) Reflects shares issued to IMI in connection with the IMI Titanium Acquisition.

NOTE 3 -- NONRECURRING COSTS:

     The Pro Forma Condensed Consolidated Statement of Operations does not include non-recurring charges resulting from the IMI Titanium Acquisition and related integration of the IMI Titanium Business. Certain key executive officers of the Company received approximately 93,000 shares of the Company's Class B common stock and cash payments with a combined value of approximately $3 million ($1.5 million common stock and $1.5 million cash) in consideration for their services in connection with the IMI Titanium Acquisition. The Class B common stock will convert into Common Stock in connection with the Offerings. The Company will also incur integration costs relating to the transfer of certain manufacturing process technology, relocation of personnel, and the consolidation of certain facilities, including the closure of the Company's original U.K. facilities. Anticipated integration costs are summarized as follows:

    Facilities consolidation......................................................  $  .3
    Relocation of personnel.......................................................     .6
    Manufacturing process technology transfer.....................................     .6
    Other.........................................................................     .5
                                                                                     ----
                                                                                    $ 2.0
                                                                                     ====

     Compensation expense related to the aforementioned consideration and certain integration costs aggregating $4.2 million were recorded as a charge to the Company's operating income in the first quarter of 1996. Integration costs are charged to operations as incurred.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Titanium Metals Corporation:

     We have reviewed the pro forma adjustments reflecting the transaction described in the notes to Pro Forma Condensed Consolidated Financial Statements and the application of those adjustments to the historical amounts in the accompanying Pro Forma Condensed Consolidated Statement of Operations of Titanium Metals Corporation and Subsidiaries ("TIMET") for the three months ended March 31, 1996. These historical financial statements are derived from the historical unaudited financial statements of TIMET, which were reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the notes to Pro Forma Condensed Consolidated Financial Statements. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

     A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

     The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transaction described in the notes to the Pro Forma Condensed Consolidated Financial Statements occurred at an earlier date. However, the Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of the results of operations that would have been attained had the above-mentioned transaction actually occurred earlier.

     Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in the notes to the Pro Forma Condensed Consolidated Statement of Operations, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial statement amounts in the Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 1996.

                                               Coopers & Lybrand L.L.P.

Denver, Colorado
May 6, 1996

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 1996
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                         PRO FORMA
                                                         HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                           TIMET         (NOTE 2)       CONSOLIDATED
                                                         ----------     -----------     ------------
Revenues and other income:
  Net sales............................................    $107.6          $  --           $107.6
  Equity in earnings of joint ventures.................       1.4             --              1.4
  Other, net...........................................       (.1)            --              (.1)
                                                           ------          -----           ------
                                                            108.9             --            108.9
                                                           ------          -----           ------
Costs and expenses:
  Cost of sales........................................      92.5             --             92.5
  Selling, general and administrative..................       5.5             --              5.5
  Special charges (credit).............................       4.2             --              4.2
  Interest.............................................       3.5             --              3.5
                                                           ------          -----           ------
                                                            105.7             --            105.7
                                                           ------          -----           ------
     Income before income taxes........................       3.2             --              3.2
Income tax expense.....................................       (.7)            --              (.7)
Preacquisition earnings................................       (.4)            .4(a)            --
                                                           ------          -----           ------
     Net income........................................    $  2.1          $  .4           $  2.5
                                                           ======          =====           ======
Net income per common share............................    $  .10                          $  .10
                                                           ======                          ======
Weighted average common shares outstanding.............      20.5            4.8(b)          25.3
                                                           ======          =====           ======

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 1996
                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE 1 -- BASIS OF PRESENTATION:

     The Pro Forma Condensed Consolidated Statement of Operations has been prepared assuming the IMI Titanium Acquisition occurred at the beginning of fiscal 1995.

NOTE 2 -- PRO FORMA ADJUSTMENTS:

     (a) Elimination of preacquisition earnings.

     (b) Adjustment to reflect shares issued to IMI in connection with the IMI Titanium Acquisition as of the beginning of fiscal 1995.

NOTE 3 -- NONRECURRING COSTS:

     See Note 3 to the Pro Forma Condensed Consolidated Statement of Operations for fiscal year 1995 regarding non-recurring charges resulting from the IMI Titanium Acquisition and related integration of the IMI Titanium Business.

                       CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Titanium Metals Corporation:

     We have audited the accompanying consolidated balance sheets of Titanium Metals Corporation and Subsidiaries as of January 1, 1995 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titanium Metals Corporation and Subsidiaries at January 1, 1995 and December 31, 1995, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 12 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits in accordance with Statement of Financial Accounting Standards ("SFAS") No. 112.

                                            Coopers & Lybrand L.L.P.

Denver, Colorado
March 26, 1996

                       CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Titanium Metals Corporation:

     We have reviewed the accompanying consolidated balance sheet of Titanium Metals Corporation and Subsidiaries ("Company") as of March 31, 1996, and the related consolidated statements of operations, and cash flows for the three month periods ended April 2, 1995 and March 31, 1996, and the related consolidated statement of stockholders' equity for the three-month period ended March 31, 1996. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

                                            Coopers & Lybrand L.L.P.

Denver, Colorado
May 6, 1996

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   JANUARY 1,   DECEMBER 31,    MARCH 31,
                                                                      1995          1995          1996
                                                                   ----------   ------------   -----------
                                                                                               (UNAUDITED)
                              ASSETS
Current assets:
  Cash and cash equivalents......................................   $     --      $     24       $    469
  Accounts and notes receivable, less allowance of $3,143, $3,620
    and $4,200...................................................     26,383        27,932         85,887
  Receivable from related parties................................        991         3,070          2,299
  Inventories....................................................     53,508        69,134        117,095
  Prepaid expenses...............................................      3,468         3,452          5,375
                                                                    --------      --------       --------
         Total current assets....................................     84,350       103,612        211,125
                                                                    --------      --------       --------
Other assets:
  Investment in joint ventures...................................     14,824        13,853         15,451
  Prepaid pension cost...........................................      1,345         1,253          1,253
  Intangible pension asset.......................................        602         1,424          1,424
  Goodwill.......................................................         --            --          7,175
  Deferred income taxes..........................................        688            --             --
  Other..........................................................      2,150         3,774          7,433
                                                                    --------      --------       --------
         Total other assets......................................     19,609        20,304         32,736
                                                                    --------      --------       --------
Property and equipment:
  Land...........................................................      4,767         4,598          6,011
  Buildings......................................................     17,836        17,783         33,329
  Equipment......................................................    125,705       127,228        162,620
  Construction in progress.......................................      3,345         3,120          8,145
                                                                    --------      --------       --------
                                                                     151,653       152,729        210,105
  Less accumulated depreciation..................................     15,390        27,861         31,521
                                                                    --------      --------       --------
    Net property and equipment...................................    136,263       124,868        178,584
                                                                    --------      --------       --------
                                                                    $240,222      $248,784       $422,445
                                                                    ========      ========       ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable..................................................   $    214      $     --       $     31
  Current maturities of long-term debt...........................      6,807        45,695         81,100
  Payable to related parties.....................................      3,531         2,627          4,722
  Accounts payable...............................................     19,599        27,136         55,647
  Accrued liabilities............................................     20,978        21,010         41,006
  Deferred income taxes..........................................      1,966           596             --
                                                                    --------      --------       --------
         Total current liabilities...............................     53,095        97,064        182,506
                                                                    --------      --------       --------
Noncurrent liabilities:
  Long-term debt.................................................     58,214        21,540            140
  Capital lease obligation to related parties....................         --            --          9,626
  Payable to related parties.....................................     26,586        23,942         42,824
  Accrued postretirement benefit cost............................     29,471        28,152         28,073
  Accrued pension cost...........................................      6,125         5,966          6,844
  Deferred income taxes..........................................         --           789          7,940
  Other..........................................................      1,983         3,203          3,502
                                                                    --------      --------       --------
         Total noncurrent liabilities............................    122,379        83,592         98,949
                                                                    --------      --------       --------
Class B redeemable common stock, $.01 par value, .1 million
  shares authorized, .1 million shares issued and outstanding....         --            --          1,500
                                                                    --------      --------       --------
Stockholders' equity:
  Preferred stock, $1 par value; 1 million shares authorized,
    none outstanding.............................................         --            --             --
  Common stock, $.01 par value; 99 million shares authorized,
    15.1 million shares, 15.7 million shares and 25.3 million
    shares issued and outstanding, respectively..................        150           157            253
  Accumulated deficit............................................    (68,436)      (72,653)       (70,537)
  Additional paid-in capital.....................................    135,709       142,720        212,624
  Adjustments:
    Currency translation.........................................        160           283           (471)
    Pension liabilities..........................................     (2,835)       (2,379)        (2,379)
                                                                    --------      --------       --------
         Total stockholders' equity..............................     64,748        68,128        139,490
                                                                    --------      --------       --------
                                                                    $240,222      $248,784       $422,445
                                                                    ========      ========       ========

Commitments and contingencies (Notes 3, 13 and 14)

          See accompanying notes to consolidated financial statements.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            THREE MONTHS ENDED
                                                  FISCAL YEARS              ------------------
                                         ------------------------------     APRIL 2,  MARCH 31,
                                           1993       1994       1995        1995       1996
                                         --------   --------   --------     -------   --------
                                                                               (UNAUDITED)
Revenues and other income:
  Net sales............................  $151,177   $145,984   $184,723     $41,724   $107,556
  Equity in earnings of joint
     ventures..........................     3,540      2,263      4,824         784      1,402
  Other, net...........................        61       (187)       469          93        (49)
                                         --------   --------   --------     -------   --------
                                          154,778    148,060    190,016      42,601    108,909
                                         --------   --------   --------     -------   --------
Costs and expenses:
  Cost of sales........................   153,423    159,958    170,699      41,130     92,488
  Selling, general, administrative, and
     development.......................    11,440     12,462     14,065       2,942      5,531
  Special charges (credit).............     4,700     10,000     (1,200)         --      4,208
  Interest.............................     5,729      7,562     10,414       2,491      3,498
                                         --------   --------   --------     -------   --------
                                          175,292    189,982    193,978      46,563    105,725
                                         --------   --------   --------     -------   --------
Income (loss) before income taxes,
  preacquisition earnings, and
  cumulative effect of a change in
  accounting principle.................   (20,514)   (41,922)    (3,962)     (3,962)     3,184
Income tax benefit (expense)...........       307       (155)      (255)         --       (657)
Preacquisition earnings................        --         --         --          --       (411)
                                         --------   --------   --------     -------   --------
  Income (loss) before cumulative
     effect of a change in accounting
     principle.........................   (20,207)   (42,077)    (4,217)     (3,962)     2,116
Cumulative effect of a change in
  accounting principle.................        --     (1,000)        --          --         --
                                         --------   --------   --------     -------   --------
  Net income (loss)....................  $(20,207)  $(43,077)  $ (4,217)    $(3,962)  $  2,116
                                         ========   ========   ========     =======   ========
Per common share:
  Income (loss) before cumulative
     effect of a change in accounting
     principle.........................  $  (1.78)  $  (2.80)  $   (.27)    $  (.26)  $    .10
  Cumulative effect of a change in
     accounting principle..............        --       (.07)        --          --         --
                                         --------   --------   --------     -------   --------
                                         $  (1.78)  $  (2.87)  $   (.27)    $  (.26)  $    .10
                                         ========   ========   ========     =======   ========
Weighted average common shares
  outstanding (Note 2).................    11,332     15,010     15,383      15,010     20,474
                                         ========   ========   ========     =======   ========

          See accompanying notes to consolidated financial statements.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                              ADJUSTMENTS
                                                            ADDITIONAL                 -------------------------
                                         COMMON    COMMON    PAID-IN     ACCUMULATED    CURRENCY       PENSION
                                         SHARES    STOCK     CAPITAL       DEFICIT     TRANSLATION   LIABILITIES    TOTAL
                                         -------   ------   ----------   -----------   -----------   -----------   --------
Balance at January 3, 1993..............  11,337    $113      $ 51,528     $ (5,152)      $  93          $    --   $ 46,582
Net loss................................      --      --            --      (20,207)         --               --    (20,207)
Conversion of:
  UTSC subordinated debentures..........   3,729      37        74,963           --          --               --     75,000
  Tremont indebtedness..................      --      --         8,799           --          --               --      8,799
Adjustments, net........................      --      --            --           --        (111)          (1,081)    (1,192)

                                          ------    ----      --------     --------       -----          -------   --------
Balance at January 2, 1994..............  15,066     150       135,290      (25,359)        (18)          (1,081)   108,982
Net loss................................      --      --            --      (43,077)         --               --    (43,077)
Adjustments, net........................      --      --            --           --         178           (1,754)    (1,576)
Cash contribution.......................      --      --           419           --          --               --        419

                                          ------    ----      --------     --------       -----          -------   --------
Balance at January 1, 1995..............  15,066     150       135,709      (68,436)        160           (2,835)    64,748
Net loss................................      --      --            --       (4,217)         --               --     (4,217)
Tremont:
  Conversion of subordinated
     indebtedness.......................     411       4         7,848           --          --               --      7,852
  Cash contribution.....................      59       1         1,147           --          --               --      1,148
UTSC interest conversion................     157       2         2,998           --          --               --      3,000
Noncash distribution to stockholders....      --      --        (4,982)          --          --               --     (4,982)
Adjustments, net........................      --      --            --           --         123              456        579

                                          ------    ----      --------     --------       -----          -------   --------
Balance at December 31, 1995............  15,693     157       142,720      (72,653)        283           (2,379)    68,128
Net income..............................      --      --            --        2,116          --               --      2,116
Common stock issued to IMI..............   9,561      96        69,904           --          --               --     70,000
Adjustments, net........................      --      --            --           --        (754)              --       (754)

                                          ------    ----      --------     --------       -----          -------   --------
Balance at March 31, 1996 (unaudited)...  25,254    $253      $212,624     $(70,537)      $(471)         $(2,379)  $139,490
                                          ======    ====      ========     ========       =====          =======   ========

          See accompanying notes to consolidated financial statements.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   THREE MONTHS ENDED
                                                                          FISCAL YEARS            --------------------
                                                                 ------------------------------   APRIL 2,   MARCH 31,
                                                                   1993       1994       1995       1995       1996
                                                                 --------   --------   --------   --------   ---------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)............................................  $(20,207)  $(43,077)  $ (4,217)   $(3,962)  $  2,116
  Depreciation and amortization................................     4,609      8,334     13,218      2,940      3,939
  Earnings of joint ventures in excess of distributions........    (2,590)    (1,195)    (3,824)      (784)    (1,327)
  Preacquisition earnings......................................        --         --         --         --        411
  Special charges (credit).....................................     4,700     10,000     (1,200)        --      4,208
  Postretirement benefits......................................       852        626       (393)      (270)       (53)
  Deferred income taxes........................................     4,053         --         --         --        (62)
  Other, net...................................................       606      1,823        307        (11)        86
  Cumulative effect of a change in accounting principle........        --      1,000         --         --         --
Change in assets and liabilities, net of acquisition:
  Accounts and notes receivable................................      (261)     5,273       (870)      (784)   (25,622)
  Inventories..................................................     4,577       (738)   (15,477)    (1,572)   (10,379)
  Prepaid expenses.............................................       993        194         19       (456)      (390)
  Accounts payable.............................................     9,420     (1,969)     6,807      3,486     14,007
  Accrued liabilities..........................................      (640)      (621)      (771)      (238)     1,830
  Income taxes.................................................     1,480         (9)       165         --        637
  Accounts with related parties................................     4,529        116       (275)    (1,430)      (906)
  Other, net...................................................       315        222        396        262        535
                                                                 --------   --------   --------    -------   --------
    Net cash provided (used) by operating activities...........    12,436    (20,021)    (6,115)    (2,819)   (10,970)
                                                                 --------   --------   --------    -------   --------
Cash flows from investing activities:
  Capital expenditures.........................................   (16,330)    (4,609)    (2,981)    (1,056)    (2,415)
  Purchase of IMI Titanium Businesses..........................        --         --         --         --     (2,250)
  Other, net...................................................        24         40        421        418        194
                                                                 --------   --------   --------    -------   --------
    Net cash used by investing activities......................   (16,306)    (4,569)    (2,560)      (638)    (4,471)
                                                                 --------   --------   --------    -------   --------
Cash flows from financing activities:
  Notes payable and long-term debt:
    Borrowings.................................................     1,641     63,625      9,371      2,225     14,786
    Reductions.................................................    (6,967)   (48,829)    (7,371)    (1,000)      (750)
  Capital contributions from related parties...................        --        419      1,148         --         --
  Loans from related parties...................................    10,000      2,500      5,500      2,500         --
                                                                 --------   --------   --------    -------   --------
    Net cash provided by financing activities..................     4,674     17,715      8,648      3,725     14,036
                                                                 --------   --------   --------    -------   --------
Cash and cash equivalents:
  Net increase (decrease) from:
    Operating, investing and financing activities..............       804     (6,875)       (27)       268     (1,405)
    Cash acquired, net.........................................        --         --         --         --      1,901
    Currency translation.......................................        (3)       146         51         59        (51)
                                                                 --------   --------   --------    -------   --------
                                                                      801     (6,729)        24        327        445
  Balance at beginning of period...............................     5,928      6,729         --         --         24
                                                                 --------   --------   --------    -------   --------
  Balance at end of period.....................................  $  6,729   $     --   $     24    $   327   $    469
                                                                 ========   ========   ========    =======   ========
Supplemental disclosures:
  Cash paid for
    Interest, net of amount capitalized........................  $  1,023   $  6,497   $  9,970    $ 1,673   $  2,270
    Income taxes (refund)......................................    (8,629)       120        112         --         --
  Acquisition of IMI Titanium Business:
    Cash and cash equivalents..................................  $     --   $     --   $     --    $    --   $  1,165
    Noncash assets.............................................        --         --         --         --    143,554
    Liabilities................................................        --         --         --         --    (72,469)
    Common stock issued to IMI.................................        --         --         --         --    (70,000)
                                                                 --------   --------   --------    -------   --------
      Cash paid................................................  $     --   $     --   $     --    $    --   $  2,250
                                                                 ========   ========   ========    =======   ========

          See accompanying notes to consolidated financial statements.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION:

     Titanium Metals Corporation ("TIMET") was a 75%-owned subsidiary of Tremont Corporation at December 31, 1995. Union Titanium Sponge Corporation ("UTSC"), a consortium of Japanese companies, held the remaining 25% equity interest in TIMET at that date. On February 15, 1996, TIMET acquired the titanium businesses of IMI plc and affiliates ("IMI") and Tremont's ownership in TIMET was reduced to 46.3% at March 31, 1996 (See Note 3). Contran Corporation holds, directly or through subsidiaries, approximately 44% of Tremont's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee. Mr. Simmons may be deemed to control each of Contran, Tremont, TIMET, and NL Industries, Inc., an indirect subsidiary of Contran.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation

     The accompanying consolidated financial statements include the accounts of TIMET and its wholly-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

  Fiscal year

     The Company uses a fiscal year ending on the Sunday closest to December 31 of each year. The fiscal years ended December 31, 1995 ("1995"), January 1, 1995 ("1994") and January 2, 1994 ("1993") each reflect the results of operations for 52 weeks. The Company's 1996 fiscal year ends on December 29, 1996.

  Translation of foreign currencies

     Assets and liabilities of subsidiaries whose functional currency is deemed to be other than the U.S. dollar are translated at year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated in the currency translation adjustments component of stockholders' equity, net of related deferred income taxes. Currency transaction gains and losses, which include U.S. dollar denominated debt held by subsidiaries whose functional currency is deemed to be other than the U.S. dollar, are recognized in income currently.

  Cash and cash equivalents

     Cash equivalents include highly liquid investments with original maturities of three months or less.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

  Inventories and cost of sales

     Inventories are stated at the lower of cost or market. Timet UK and Timet Castings use the first-in, first-out ("FIFO") method to determine the cost of inventories. The last-in, first-out ("LIFO") method is used to determine the cost of substantially all other inventories (approximately 63% at March 31, 1996).

  Net sales

     Sales are recognized when products are shipped and processing services rendered.

  Investment in joint ventures

     Investments in 20% to 50%-owned joint ventures are accounted for by the equity method.

  Intangible assets and amortization

     Goodwill, representing the excess of cost over the fair value of individual net assets acquired in a business combination accounted for by the purchase method, is amortized by the straight line method over fifteen years. Other intangible assets, except for intangible pension assets, are included in other noncurrent assets and are amortized by the straight-line method over the periods expected to be benefited of approximately nine years.

  Property, equipment and depreciation

     Property and equipment are stated at cost. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs. Capital expenditures in 1993 of $13.6 million include $3.1 million of capitalized interest ($2.6 million noncash) and exclude $5.3 million of previously accrued expenditures. Maintenance, repairs and minor renewals are expenses. Major improvements are capitalized.

     TIMET's vacuum distillation process ("VDP") titanium sponge facility commenced start-up in 1993 and has a rated annual production capacity of 22 million pounds. Depreciation related to the VDP plant is computed on a units-of-production method based on the pounds of sponge produced; however, the amount of depreciation expense recognized in the future periods is not expected to vary materially from the straight-line method. Depreciation related to other assets is computed principally on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and 5 to 18 years for machinery and equipment.

  Research and development

     Research and development expense approximated $2 million in each of the past three years.

  Employee benefit plans

     Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in Note 11.

  Fair value of financial instruments

     The estimated fair value of the Company's financial instruments is believed to approximate their carrying amounts. See Note 8.

  Advertising costs

     Advertising costs, which are not significant, are expensed as incurred.

  Stock split and income (loss) per common share

     Common shares outstanding for all periods presented have been adjusted to reflect the 65-for-1 Stock Split. Income (loss) per common share is based upon the weighted average number of common shares outstanding after giving effect, in all periods presented, to the Stock Split. See Note 9.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

  Income taxes

     Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries and unconsolidated affiliates not included in the consolidated tax group.

     TIMET was a member of Tremont's consolidated United States ("U.S.") federal income tax group (the "Tremont Tax Group") until December 1993 when UTSC converted $75 million of debentures into 25% of TIMET's outstanding voting common stock ("UTSC conversion"). While a member of the Tremont Tax Group, TIMET's federal income tax sharing agreement with Tremont provided that the Company compute its consolidated provision for U.S. income taxes on a separate company basis utilizing the tax elections made by Tremont, and that any resulting U.S. current tax liability or refund be paid to or received from Tremont.

  Unaudited interim financial information

     The consolidated balance sheet at March 31, 1996, the consolidated statement of operations and cash flows for the three-month interim periods ended April 2, 1995 and March 31, 1996, and the consolidated statement of stockholders' equity for the three month interim period ended March 31, 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.

NOTE 3 -- BUSINESS COMBINATIONS AND JOINT VENTURES:

  Business combination

     On February 15, 1996, the Company completed an agreement to acquire IMI's titanium metals businesses (the "IMI Titanium Acquisition"). IMI previously conducted its titanium business principally through its wholly owned United Kingdom subsidiary, IMI Titanium Ltd. (now known as TIMET UK), and its United States subsidiary, IMI Titanium, Inc. (now known as TIMET Castings). TIMET UK is Western Europe's leading producer of titanium ingot and mill products for aerospace and industrial applications. TIMET Castings manufactures titanium castings for aerospace applications and golf club heads. IMI conveyed all of its titanium related businesses to the Company in exchange for 9.6 million newly issued shares of the Company's Class A common stock valued at $70 million, and the Company issued $20 million of the Company's subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by its U.K. subsidiary. After the transaction, the Company was owned 46.3% by Tremont, 37.9% by IMI, 15.4% by UTSC and .4% by management. In connection with the IMI Titanium Acquisition, Tremont was granted a three year option to purchase up to an additional 8% of the Company's then-outstanding common stock from IMI for $16 million. Tremont assigned to UTSC the right to acquire from IMI up to 2% of the Company's then-outstanding common stock under the option.

     The Company has accounted for the IMI Titanium Acquisition by the purchase method of accounting. The purchase price of approximately $72.3 million, including transaction costs, has been allocated to the individual assets and liabilities of the IMI Titanium Business based on preliminary information. The actual allocation of the purchase price may be different from the preliminary allocation due to adjustments in the purchase price and refinements in estimates of the fair values of the net assets acquired. Goodwill approximated $7.2 million and is being amortized on a straight-line basis over 15 years. The Company

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES has included the results of operations of the IMI Titanium Business in its consolidated results of operations effective at the beginning of fiscal 1996 with preacquisition earnings of approximately $.4 million of the IMI Titanium Business reflected as a separate deduction in determining net income for the three months ended March 31, 1996. Preacquisition sales of the IMI Titanium Business included in the Company's consolidated sales for the three months ended March 31, 1996 were approximately $11.7 million.

     The following pro forma financial information has been prepared assuming the IMI Titanium Acquisition occurred at the beginning of the respective periods. The pro forma financial information is not necessarily indicative of the operating results that might have occurred if the transaction had been completed at such earlier dates or the operating results which may occur in the future.

                                                                               THREE MONTHS
                                                                                  ENDED
                                                                          ----------------------
                                                           FISCAL YEAR    APRIL 2,     MARCH 31,
                                                              1995          1995         1996
                                                           -----------    ---------    ---------
                                                                               (UNAUDITED)
                                                                       (IN MILLIONS)
    Revenues.............................................    $ 337.1       $  71.8      $ 108.9
    Net income (loss)....................................      (34.7)        (10.1)         2.5
    Net income (loss) per common share...................      (1.39)         (.41)         .10

  Joint ventures

     TIMET has a 50% interest in a partnership between TIMET and Axel Johnson Metals, Inc. conducted under the name Titanium Hearth Technologies ("THT"). THT owns and operates cold hearth melting furnaces located in Pennsylvania and Nevada. TIMET has committed to have THT perform a substantial percentage of TIMET's requirements for melting certain titanium products. TIMET's purchases from THT approximated $8 million in 1993, $8 million in 1994 and $10 million in 1995.

     Prior to October 1995, TIMET owned (i) a 32% equity interest in Basic Investments, Inc. ("BII"), which, among other things, provides utility services in the industrial park where one of TIMET's plants is located, and (ii) a 12% interest in Victory Valley Land Company L.P. ("VVLC"), which is actively engaged in efforts to develop certain real estate. BII, through a wholly-owned subsidiary, owns an additional 50% interest in VVLC. In October 1995, TIMET made a pro rata distribution to its shareholders consisting of all of its interest in BII and VVLC, and certain real estate in Nevada. The Company distributed the assets at their net carrying amount which approximated $5 million.

     TIMET also has a 26% interest in TISTO, a German distributor of titanium products. The Company has agreed in principle to acquire the remaining 74% interest for approximately $2 million and a guarantee of approximately $2 million in existing shareholder loans. Any such transaction would be subject to, among other things, negotiation of definitive agreements and lender consent. The Company intends to consolidate TISTO upon completion of any such transaction.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     Summarized combined financial information of the Company's unconsolidated joint ventures is shown below:

                                                                             THREE MONTHS
                                                                                ENDED
                                                  FISCAL YEARS           --------------------
                                           ---------------------------   APRIL 2    MARCH 31,
                                            1993      1994      1995       1995       1996
                                           -------   -------   -------   --------   ---------
                                                 (IN THOUSANDS)              (UNAUDITED)
    Income statement:
      Revenues............................ $51,513   $43,043   $69,107   $ 18,070    $23,319
      Operating costs and expenses........  35,681    38,598    54,764     15,527     19,719
      Interest and other expenses.........   3,416       582     1,153        381        429
                                           -------   -------   -------    -------    -------
      Net income.......................... $12,416   $ 3,863   $13,190   $  2,162    $ 3,171
                                           =======   =======   =======    =======    =======
      Equity in earnings of joint
         ventures......................... $ 3,540   $ 2,263   $ 4,824   $    784    $ 1,402
                                           =======   =======   =======    =======    =======
    Distributions paid to TIMET from joint
      ventures............................ $   950   $ 1,068   $ 1,000   $     --    $    --
                                           =======   =======   =======    =======    =======
    Balance sheet:
      Current assets......................           $23,098   $23,980
      Noncurrent assets...................            44,050    21,190
      Current liabilities.................            11,520     4,484
      Noncurrent liabilities..............            21,409    16,099
                                                     -------   -------
      Equity..............................           $34,219   $24,587
                                                     =======   =======

  CEZUS

     In March 1995, TIMET and Compagnie Europeenne du Zirconium-CEZUS, S.A. ("CEZUS") entered into an agreement which revised the distribution and manufacturing arrangement that had existed between the companies since 1993. Among other things, the revised agreement eliminated TIMET's sharing in the profits or losses associated with CEZUS' titanium business. Based upon the structure of the revised agreement, TIMET recognized commission income from sales of CEZUS products in 1995 (approximately $.4 million) whereas TIMET had previously consolidated the sales and costs associated with its arrangements with CEZUS. Sales of CEZUS products included in TIMET's consolidated sales were about $4 million in 1993 and $20 million in 1994. TIMET and CEZUS are negotiating a new relationship which contemplates the formation of a new jointly-owned French company to manufacture and sell titanium products. The proposed company is expected to be 70%-owned by TIMET and 30%-owned by CEZUS. Under the proposed transaction, TIMET and CEZUS would initially contribute to the new company, among other things, certain inventory, technology, and equipment and certain CEZUS employees would become employees of the new company. The Company will contribute cash and inventory of approximately $2 million and proprietary technology. The jointly-owned company would manufacture products inside CEZUS' production facility in Ugine, France under a separate manufacturing agreement with CEZUS. Any transaction is subject to, among other things, the negotiation of definitive documents, the approval of each party's Board of Directors, regulatory approvals, and approvals under debt agreements. The Company intends to consolidate the new jointly-owned French company upon completion of such transaction.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

NOTE 4 -- BUSINESS AND GEOGRAPHIC SEGMENTS:

     The Company's operations are conducted in one business segment, titanium metals operations. The Company is an integrated producer and distributor of titanium sponge, ingot, and mill products for aerospace, industrial, and other applications. The Company's production facilities in each of the past three fiscal years were located principally in the U.S. and in the U.S. and United Kingdom at March 31, 1996. The Company's products are sold throughout the world.

                                                                        THREE MONTHS ENDED
                                             FISCAL YEARS              --------------------
                                    ------------------------------     APRIL 2,   MARCH 31,
                                      1993       1994       1995         1995       1996
                                    --------   --------   --------     --------   ---------
                                            (IN THOUSANDS)                 (UNAUDITED)
    Operations
    Sales.........................  $151,177   $145,984   $184,723     $ 41,724    $107,556
                                    ========   ========   ========     ========    ========
    Operating income (loss).......  $(16,707)  $(34,676)  $  5,378     $ (1,561)   $  6,823
    General corporate income
      (expense), net..............     1,922        316      1,074           90        (141)
    Interest expense..............    (5,729)    (7,562)   (10,414)      (2,491)     (3,498)
                                    --------   --------   --------     --------    --------
      Income (loss) before income
         taxes, preacquisition
         earnings and cumulative
         effect of a change in
         accounting principle.....  $(20,514)  $(41,922)  $ (3,962)    $ (3,962)   $  3,184
                                    ========   ========   ========     ========    ========
    Operating income (loss)
      United States...............  $(16,360)  $(34,278)  $  4,408     $ (1,495)   $  4,465
      Europe......................      (347)      (398)       970          (66)      2,358
                                    --------   --------   --------     --------    --------
                                    $(16,707)  $(34,676)  $  5,378     $ (1,561)   $  6,823
                                    ========   ========   ========     ========    ========
    Geographic segments
      Net sales -- point of
         origin:
         United States............  $141,392   $123,485   $174,802     $ 38,977    $ 72,212
         Europe...................    12,320     30,542     13,862        3,327      37,242
         Eliminations.............    (2,535)    (8,043)    (3,941)        (580)     (1,898)
                                    --------   --------   --------     --------    --------
                                    $151,177   $145,984   $184,723     $ 41,724    $107,556
                                    ========   ========   ========     ========    ========
      Net sales -- point of
       destination:
         United States............  $107,313   $ 89,519   $135,421     $ 30,584    $ 64,481
         Europe...................    36,403     34,475     33,520        8,172      33,342
         Other....................     7,461     21,990     15,782        2,968       9,733
                                    --------   --------   --------     --------    --------
                                    $151,177   $145,984   $184,723     $ 41,724    $107,556
                                    ========   ========   ========     ========    ========
    Identifiable assets
      United States...............  $252,008   $231,048   $235,844     $229,479    $299,671
      Europe......................    10,488      9,174     12,940       14,625     122,774
                                    --------   --------   --------     --------    --------
                                    $262,496   $240,222   $248,784     $244,104    $422,445
                                    ========   ========   ========     ========    ========

     Export sales from U.S. based operations approximated $27.8 million, $34.6 million, and $39.5 million in 1993, 1994, and 1995, respectively, and $12.0 million and $9.4 million for the three months ended April 2, 1995 and March 31, 1996, respectively.

     Operating income (loss) includes restructuring charges of $4.7 million in 1993, $10 million in 1994 and a restructuring credit of $1.2 million in 1995. Operating income for the three months ended March 31, 1996 includes $4.2 million of special charges related to the IMI Titanium Acquisition. See Note 5.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     General corporate income (expense), net includes the Company's equity in earnings of BII and VVLC of $2.1 million in 1993, $.7 million in 1994, and $1.1 million in 1995, and other corporate income and expenses.

     See Note 3 regarding the consolidation of sales related to the Company's agreements with CEZUS prior to 1995.

NOTE 5 -- RESTRUCTURING AND OTHER SPECIAL CHARGES:

  Restructuring charges

     The Company's restructuring charges in 1993 and 1994 were related to cost reduction and containment efforts taken in response to depressed industry conditions existing in those years. In the fourth quarter of 1995, the Company determined that its restructuring costs would ultimately be less than previously estimated and reversed $1.2 million of previously accrued restructuring charges. The following summarizes the Company's restructuring activities:

                                                   CHARGE (CREDIT) TO
                                                    OPERATING INCOME                    1995
                                              ----------------------------   AMOUNTS   ACCRUAL
                                              1993   1994    1995    TOTAL   UTILIZED  BALANCE
                                              ----   -----   -----   -----   -------   -------
                                                               (IN MILLIONS)
    Cash charges (credits):
      Workforce related.....................  $4.2   $ 3.7   $ (.7)  $ 7.2   $ (6.6)     $ .6
      Excess space and other................    --     1.3     (.5)     .8      (.6)       .2
                                              ----   -----   -----   -----   ------      ----
                                               4.2     5.0    (1.2)    8.0     (7.2)       .8
                                              ----   -----   -----   -----   ------      ----
    Noncash charges:
      Idled assets..........................    .5     4.5      --     5.0     (5.0)       --
      Other.................................    --      .5      --      .5      (.5)       --
                                              ----   -----   -----   -----   ------      ----
                                                .5     5.0      --     5.5     (5.5)       --
                                              ----   -----   -----   -----   ------      ----
              Total.........................  $4.7   $10.0   $(1.2)  $13.5   $(12.7)     $ .8
                                              ====   =====   =====   =====   ======      ====

     The Company's restructuring charges were principally related to the temporary closing of TIMET's Kroll-leach sponge production facility, the closing of certain sales and service center locations, and costs to reduce TIMET's workforce. Workforce related items in 1994 included revisions to prior estimates, a $3.5 million pension curtailment charge, and a $.8 million OPEB curtailment charge. Both the pension and OPEB charges are reflected in the related pension and OPEB accruals and are considered utilized when incurred. Other restructuring related liabilities are considered utilized when facilities and equipment are idled, as payments to terminated employees are made, and other criteria are met. During 1994 and 1995, cash costs of $1.2 million and $1.7 million, respectively, were charged to the restructuring accrual.

     TIMET has continued to monitor its restructuring activities and related accruals in light of changing business conditions. Strikes at the Company's principal production facilities in 1993 and 1994, improved industry conditions in 1995, and other events required TIMET to both defer and revise certain of the restructuring actions it previously contemplated. As part of its restructuring charges, TIMET had expected to reduce its workforce by approximately 350 people. Since 1993, TIMET's workforce has been reduced by approximately 300 people in connection with its restructuring activities. However, recently improved market demand for titanium metal products and other changes in business conditions has resulted in the Company adding employees in selected areas and the Company expects to restart production of titanium sponge at its Kroll-leach facility in 1996.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

  IMI Titanium Business

     During the three months ended March 31, 1996, TIMET recorded $4.2 million of special charges resulting from the IMI Titanium Acquisition and related integration of the IMI Titanium Business. Certain key executive officers of TIMET received approximately 93,000 shares of TIMET Class B common stock and cash payments with a combined value of approximately $3 million ($1.5 million common stock and $1.5 million cash) in consideration for their services in connection with the IMI Titanium Acquisition. TIMET also incurred $1.2 million of integration costs relating to the relocation of personnel and the consolidation of certain facilities. Additional integration costs will be charged to TIMET's operations during 1996 as incurred. See Note 9.

NOTE 6 -- INVENTORIES:

                                                    JANUARY 1,     DECEMBER 31,      MARCH 31,
                                                       1995            1995            1996
                                                    ----------     ------------     -----------
                                                          (IN THOUSANDS)            (UNAUDITED)
    Raw materials.................................   $  5,669        $  7,778        $  13,826
    In process and finished products..............     44,900          57,538           97,388
    Supplies......................................      2,939           3,818            5,881
                                                      -------         -------         --------
                                                     $ 53,508        $ 69,134        $ 117,095
                                                      =======         =======         ========

     The average cost of LIFO inventories exceeded the net carrying amount of such inventories by approximately $12 million at January 1, 1995, $19 million at December 31, 1995 and $20 million at March 31, 1996. TIMET established a $5 million reserve for excess and slow-moving inventory in 1994.

NOTE 7 -- ACCRUED LIABILITIES:

                                                        JANUARY 1,   DECEMBER 31,    MARCH 31,
                                                           1995          1995          1996
                                                        ----------   ------------   -----------
                                                             (IN THOUSANDS)         (UNAUDITED)
    Postretirement benefit cost.......................   $  1,316      $  2,240       $ 2,266
    Pension cost......................................        637         1,378         1,519
    Other employee benefits...........................      9,043         9,210        15,171
    Restructuring cost................................      3,731           777           235
    Environmental cost................................         --         1,143         1,643
    Customer contract losses..........................         --            --         3,653
    Taxes, other than income..........................      1,269         1,655         4,317
    Other.............................................      4,982         4,607        12,202
                                                          -------       -------       -------
                                                         $ 20,978      $ 21,010       $41,006
                                                          =======       =======       =======

NOTE 8 -- LONG-TERM DEBT:

                                                        JANUARY 1,   DECEMBER 31,    MARCH 31,
                                                           1995          1995          1996
                                                        ----------   ------------   -----------
                                                             (IN THOUSANDS)         (UNAUDITED)
    U.S. credit agreement:
      Revolver........................................   $ 48,184      $ 42,555       $57,310
      Term............................................     14,750        24,400        23,650
    Other.............................................      2,087           280           280
                                                          -------       -------       -------
                                                           65,021        67,235        81,240
    Less current maturities...........................      6,807        45,695        81,100
                                                          -------       -------       -------
                                                         $ 58,214      $ 21,540       $   140
                                                          =======       =======       =======

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     TIMET's $90 million U.S. credit facility provided for term loans aggregating $24 million at March 31, 1996 with the balance of the facility available as a revolving credit/letter of credit facility. Borrowings under the revolving portion are limited to a formula-determined amount (the "borrowing base") of accounts receivable and inventories. Interest accrues at the prime rate plus 2% to 2.5%. The weighted average interest rate on outstanding revolver and term loan borrowings was 9% at January 1, 1995, 11% at December 31, 1995 and 10.5% at March 31, 1996. The credit facility, including both the revolver and term loans, expires early in fiscal 1997. TIMET has reached an understanding with its lead lender for a one-year extension of the maturity date, a 1.5% reduction in effective interest rates, and an increase in borrowing availability up to a maximum of $105 million, subject to definitive documents and acceptance of such terms by the remaining lenders. TIMET's bank debt reprices with changes in market interest rates and, accordingly, the carrying amount of such debt is believed to approximate market value. Borrowings are collateralized by substantially all of TIMET's assets. The credit agreement prohibits dividends on the Company's common stock in excess of 20% of net income in any fiscal year, limits TIMET's additional indebtedness and transactions with affiliates, requires the maintenance of certain financial amounts and contains other covenants customary in transactions of this type. At December 31, 1995 and March 31, 1996, TIMET had about $18 million and $7 million, respectively, of borrowings available under its U.S. credit agreement.

     In connection with amendments of the Company's credit facility during 1995, Tremont advanced TIMET $8 million as additional subordinated TIMET debt ($2.5 million advanced in 1994 and $5.5 million advanced in 1995), guaranteed $5 million of the term loans, collateralized such guarantee with approximately 600,000 shares of NL Industries, Inc. common stock held by Tremont, and agreed to pledge additional NL shares as necessary to meet certain market value thresholds. Contran Corporation entered into an agreement with TIMET's lenders whereby Contran is obligated to purchase the pledged shares from TIMET's lenders under certain conditions.

     See Notes 9 and 13 regarding related party transactions.

NOTE 9 -- STOCKHOLDERS' EQUITY:

  Common stock

     In March 1996, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public (the "Offerings"). The Company's Board of Directors also authorized, in connection with the Offerings, a 65-for-1 split of the Company's common stock (the "Stock Split"), an increase in the Company's authorized common shares to 99 million shares, an increase of the Company's authorized preferred stock to 1 million shares, and the reservation of up to 3.1 million shares to be issued under the newly adopted 1996 Long Term Performance Incentive Plan (the "TIMET Incentive Plan").

     The TIMET Incentive Plan provides for the discretionary grant of restricted common stock, stock options, stock appreciation rights and other incentive compensation to officers and other key employees of the Company. Effective with the Offerings, the Company expects to grant options under the TIMET Incentive Plan to acquire approximately 437,500 shares at a price equal to the market price at the date of grant. The options vest over five years and expire ten years from date of grant. Additionally, the Board of Directors authorized, effective with the Offerings, a plan for its nonemployee directors that provides for eligible directors to annually be granted options to purchase 625 shares of the Company's common stock at a price equal to the market price on the date of grant and to receive a number of shares of the Company's common stock equal to $8,000 divided by the public offering price (rounded up to the nearest 100). The aggregate number of shares reserved for issuance under the nonemployee director plan is 62,500.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     In March 1996, the Company issued approximately 93,000 shares of nonvoting Class B common stock and made cash payments to certain key executive officers as consideration for their services in connection with the IMI Titanium Acquisition. The Class B shares convert into common shares in connection with the Offerings and no Class B shares will thereafter be outstanding or authorized. In the absence of the Offerings, the Class B shares are, in certain circumstances, redeemable at the option of the holder, and are callable by the Company, at fair value. The Company recorded $3 million ($1.5 million common stock and $1.5 million cash) of related compensation expense in the three months ended March 31, 1996 which is included in special charges. See Note 5.

     The Company expects its net proceeds from the Offerings will be approximately $123.2 million. The Company expects to use $42.5 million of the net proceeds to repay existing indebtedness to stockholders ($22.5 million to Tremont and $20 million to IMI) and the balance to repay indebtedness under the Company's U.S. credit facility. The Company's U.S. credit facility presently limits the repayment of shareholder indebtedness to not more than $30.7 million from the net proceeds of the Offerings, however, the Company is presently negotiating with its lenders and expects to obtain an amendment of such facility to permit the repayment of $42.5 million of shareholder debt. Supplemental earnings per share, assuming the Offerings would have been completed at the beginning of fiscal years 1995 and the three-month period ended March 31, 1996 would have been $.42 and $.18, respectively.

  Preferred stock

     Effective with the Offerings, the Company is authorized to issue 1 million shares of preferred stock. The rights of preferred stock as to, among other things, dividends, liquidation, redemption, conversions, and voting rights are determined by the Board of Directors.

  Other

     See Note 13 regarding related party transactions.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

NOTE 10 -- INCOME TAXES:

     Summarized below are (i) the components of income (loss) before income taxes, preacquisition earnings and cumulative effect of a change in accounting principle ("pretax income (loss)"), (ii) the difference between the income tax benefit (expense) attributable to pretax income (loss) and the amounts that would be expected using the U.S. federal statutory income tax rate of 35%, and
(iii) the components of the income tax benefit (expense) attributable to pretax income (loss).

                                                                              THREE MONTHS ENDED
                                                     FISCAL YEARS            --------------------
                                             -----------------------------   APRIL 2,   MARCH 31,
                                               1993       1994      1995       1995       1996
                                             --------   --------   -------   --------   ---------
                                                    (IN THOUSANDS)               (UNAUDITED)
Expected income tax benefit (expense)......  $  7,180   $ 14,673   $ 1,387    $ 1,387    $(1,114)
Incremental tax and rate differences on
  equity in income of companies not
  included in the consolidated tax group...       318        164         1         --        107
Adjustment of deferred tax
  valuation allowance......................    (6,931)   (14,900)   (1,502)    (1,397)      (114)
Utilization of net operating loss
  carryforward.............................        --         --        --         --        446
Rate change adjustment of deferred taxes...        81         --        --         --         --
U.S. state income taxes, net...............      (125)       (97)       --         --        (25)
Other, net.................................      (216)         5      (141)        10         43
                                             ---------  ---------  --------   -------    -------
                                             $    307   $   (155)  $  (255)   $    --    $  (657)
                                             =========  =========  ========   =======    =======
Income tax benefit (expense):
  Currently (payable) refundable:
     U.S...................................  $  4,373   $   (149)  $    --    $    --    $   (50)
     Non-U.S...............................       (13)        (6)     (255)        --       (669)
                                             ---------  ---------  --------   -------    -------
                                                4,360       (155)     (255)        --       (719)
  Deferred income taxes, principally
     U.S...................................    (4,053)        --        --         --         62
                                             ---------  ---------  --------   -------    -------
                                             $    307   $   (155)  $  (255)   $    --    $  (657)
                                             =========  =========  ========   =======    =======
Pretax income (loss):
  U.S......................................  $(19,812)  $(41,284)  $(4,589)   $(3,851)   $ 1,674
  Non-U.S..................................      (702)      (638)      627       (111)     1,510
                                             ---------  ---------  --------   -------    -------
                                             $(20,514)  $(41,922)  $(3,962)   $(3,962)   $ 3,184
                                             =========  =========  ========   =======    =======

                                                             JANUARY 1, 1995       DECEMBER 31, 1995
                                                           --------------------   --------------------
                                                           ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                           ------   -----------   ------   -----------
                                                                          (IN MILLIONS)
Temporary differences relating to net assets:
  Inventories............................................  $   --      $ (5.5)    $   --     $  (5.0)
  Property and equipment.................................      --        (2.4)        --        (3.8)
  Accrued OPEB cost......................................    11.6          --       11.7          --
  Accrued liabilities and other deductible differences...     9.2          --        8.3          --
  Other taxable differences..............................      --        (3.2)        --        (2.5)
  Investments in subsidiaries and affiliates not included
     in the consolidated tax group.......................      --        (1.7)        --        (3.2)
Tax loss and credit carryforwards........................    14.3          --       15.8          --
Valuation allowance......................................   (23.6)         --      (22.7)         --
                                                           ------      ------     ------      ------
Gross deferred tax assets (liabilities)..................    11.5       (12.8)      13.1       (14.5)
Netting..................................................   (10.8)       10.8      (13.1)       13.1
                                                           ------      ------     ------      ------
Total deferred taxes.....................................      .7        (2.0)        --        (1.4)
Less current deferred taxes..............................      --        (2.0)        --         (.6)
                                                           ------      ------     ------      ------
Net noncurrent deferred taxes............................  $   .7      $   --     $   --     $   (.8)
                                                           ======      ======     ======      ======

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     The valuation allowance increased in the aggregate (including amounts allocated to items other than continuing operations) by $7.8 million in 1993 and $14.7 million in 1994 and decreased by $.9 million in 1995. The Company may release a portion of its deferred tax asset valuation allowance in 1996, resulting in a tax benefit, if it concludes that the "more likely than not" realization criteria of SFAS No. 109 are met.

     At December 31, 1995, the Company had U. S. federal income tax operating loss carryforwards ("NOL") of approximately $40 million expiring between 2007 and 2009. The utilization of the Company's NOLs is subject to an annual limitation. The Company has an alternative minimum tax credit ("AMT") carryforward of approximately $2 million which can be utilized to offset regular income taxes payable in future years. The AMT has an indefinite carryforward period.

NOTE 11 -- EMPLOYEE BENEFIT PLANS:

  Variable compensation plans

     Substantially all of the Company's employees, including a significant portion of its domestic hourly employees, participate in compensation programs which provide for variable compensation based upon the financial performance of the Company and, in certain circumstances, the individual performance of the employee. Certain domestic hourly employees were guaranteed a minimum $1,500 award per year through July 1994. The cost of these plans was $1.1 million in 1993, $.8 million in 1994 and $.3 million in 1995.

  Defined contribution plans

     All of the Company's domestic salaried and hourly employees are eligible to participate in a contributory savings plan with partial matching employer contributions based on the Company's profitability. Substantially all of the Company's domestic salaried employees, as well as certain hourly employees, also participate in a defined contribution pension plan with contributions based upon the profitability of the Company. Since the Company has reported losses in each of the past three years, the cost of these pension and savings plans has been insignificant.

  Defined benefit pension plans

     The Company maintains noncontributory defined benefit pension plans covering most of its domestic hourly employees and a portion of its domestic salaried workforce. Defined pension benefits are generally based on years of service and compensation, and the related expense is based upon independent actuarial valuations. The Company's funding policy is to contribute annually amounts satisfying the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. The defined benefit pension plan for salaried employees was frozen in 1994 so that no further benefit increases accrue. The defined benefit pension plan for hourly employees at the Company's Henderson, Nevada facility was closed to new participants during 1994. The defined benefit pension plan for hourly employees at the Company's Toronto, Ohio facility was closed to new participants in 1995.

     The funded status of the Company's defined benefit pension plans and the components of net periodic defined benefit pension cost are set forth below. The rates used in determining the 1995 actuarial present value of benefit obligations at December 31, 1995 were: (i) discount rate -- 7.5% (8.5% in 1994), and (ii) rate of increase in future compensation levels -- 3% in 1994 and 1995. The expected long-term rate of return on assets used was 9% in each of 1994 and 1995. The benefit obligations are sensitive to changes in these estimated rates and actual results may differ from the

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES obligations noted below. At December 31, 1995, the assets of the plans are primarily comprised of U.S. government obligations, corporate stocks and bonds.

                                                  ASSETS EXCEED                    ACCUMULATED
                                                   ACCUMULATED                      BENEFITS
                                                    BENEFITS                      EXCEED ASSETS
                                           ---------------------------     ---------------------------
                                           JANUARY 1,     DECEMBER 31,     JANUARY 1,     DECEMBER 31,
                                              1995            1995            1995            1995
                                           ----------     ------------     ----------     ------------
                                                                 (IN THOUSANDS)
Actuarial present value of benefit
  obligations:
  Vested benefit obligations.............    $14,600         $16,183         $30,381         $34,705
  Nonvested benefits.....................        835             955           1,358           1,510
                                             -------         -------         -------         -------
  Accumulated benefit obligations........     15,435          17,138          31,739          36,215
  Effect of projected salary increases...         85              65             132             110
                                             -------         -------         -------         -------
  Projected benefit obligations..........     15,520          17,203          31,871          36,325
Plan assets at fair value................     15,641          18,146          24,989          28,884
                                             -------         -------         -------         -------
Plan assets over (under) projected
  benefit obligations....................        121             943          (6,882)         (7,441)
Unrecognized net loss from experience
  different from actuarial assumptions...      2,337           1,186           4,656           3,837
Unrecognized prior service cost..........        276             235             602           1,424
Unrecognized net assets being amortized
  over 14 years..........................     (1,389)         (1,111)         (1,685)         (1,349)
Adjustment to recognize minimum
  liability..............................         --              --          (3,453)         (3,815)
                                             -------         -------         -------         -------
Total prepaid (accrued) pension cost.....      1,345           1,253          (6,762)         (7,344)
Current portion..........................         --              --            (637)         (1,378)
                                             -------         -------         -------         -------
  Noncurrent prepaid (accrued) pension
     cost................................    $ 1,345         $ 1,253         $(6,125)        $(5,966)
                                             =======         =======         =======         =======

                                                                       FISCAL YEARS
                                                              -------------------------------
                                                               1993        1994        1995
                                                              -------     -------     -------
                                                                      (IN THOUSANDS)
Service cost benefits earned................................  $   750     $   846     $   630
Interest cost on projected benefit obligations..............    3,406       3,457       3,959
Actual return on plan assets................................   (4,677)      1,163      (9,560)
Net amortization and deferrals..............................      839      (5,254)      5,910
                                                              -------     -------     -------
                                                              $   318     $   212     $   939
                                                              =======     =======     =======

  Postretirement benefits other than pensions

     The Company provides certain postretirement health care and life insurance benefits to eligible retired employees. The Company funds such benefits as they are incurred, net of any contributions by the retirees. Under plans currently in effect, substantially all of TIMET's currently active employees would become eligible for these benefits if they reach normal retirement age while working for TIMET. These plans have been revised to discontinue employer-paid health care coverage for future retirees once they become Medicare-eligible.

     The components of the periodic OPEB cost and accumulated OPEB obligations are set forth below. The rates used in determining the actuarial present value of the accumulated OPEB obligations at December 31, 1995 were: (i) discount rate -- 7.5% (8.5% in 1994), (ii) rate of increase in future

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES compensation levels -- 3% in 1994 and 1995, and (iii) rate of increase in future health care costs -- 13% in 1996, gradually declining to 6% in 2016 and thereafter. If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased approximately $.2 million in 1995, and the actuarial present value of accumulated OPEB obligations at December 31, 1995 would have increased approximately $2 million. The accrued OPEB cost is sensitive to changes in these estimated rates and actual results may differ from the obligations noted below.

                                                                     JANUARY 1,     DECEMBER 31,
                                                                        1995            1995
                                                                     ----------     ------------
                                                                           (IN THOUSANDS)
Actuarial present value of accumulated OPEB obligations:
  Retiree benefits.................................................    $13,058         $18,805
  Other fully eligible active plan participants....................      5,696           1,227
  Other active plan participants...................................      4,234           5,456
                                                                       -------         -------
                                                                        22,988          25,488
Unrecognized net gain from experience different from actuarial
  assumptions......................................................      3,015             730
Unrecognized prior service credits.................................      4,784           4,174
                                                                       -------         -------
Total accrued OPEB cost............................................     30,787          30,392
Less current portion...............................................      1,316           2,240
                                                                       -------         -------
  Noncurrent accrued OPEB cost.....................................    $29,471         $28,152
                                                                       =======         =======

                                                                         FISCAL YEARS
                                                                 ----------------------------
                                                                  1993       1994       1995
                                                                 ------     ------     ------
                                                                        (IN THOUSANDS)
Service cost benefits earned...................................  $  428     $  395     $  242
Interest cost on accumulated OPEB obligations..................   1,725      1,791      2,060
Net amortization and deferrals.................................    (340)      (244)      (475)
                                                                 ------     ------     ------
                                                                 $1,813     $1,942     $1,827
                                                                 ======     ======     ======

NOTE 12 -- CHANGES IN ACCOUNTING PRINCIPLES:

  Postemployment benefits (SFAS No. 112)

     The Company adopted SFAS No. 112 ("Employers' Accounting for Postemployment Benefits") in 1994 and recorded a $1 million charge for this change in accounting principle.

  Accounting for stock-based compensation (SFAS No. 123)

     The Company expects to elect the disclosure alternative proscribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options for which the exercise price is not less than the market price of the Company's Common Stock on the grant date. Under the disclosure alternative of SFAS No. 123, the Company will disclose, starting with its 1996 fiscal year, its respective pro forma net income and earnings per share as if the fair value based accounting method of SFAS No. 123 had been used to account for stock-based compensation cost for all awards granted by the Company after January 1, 1995.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

NOTE 13 -- RELATED PARTY TRANSACTIONS:

     The Company may be deemed to be controlled by Harold C. Simmons. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (i) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. While no transactions of the type described above are planned or proposed with respect to the Company (except as otherwise disclosed herein), the Company continuously considers, reviews and evaluates, and understands that Contran, Tremont and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

     It is the policy of the Company to engage in transactions with related parties on terms which are, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

     Effective January 1, 1996 the Company entered into an intercorporate services agreement with Tremont pursuant to which the Company will provide certain management, financial and other services to Tremont for approximately $.4 million in 1996. The term of the agreement is one year, subject to renewal. Prior to entering into the intercorporate services agreement, charges to (from) Tremont approximated $.3 million in 1993, nil in 1994 and $(.9) million in 1995 pursuant to similar arrangements for compensation and intercorporate services.

     Receivables from related parties principally relate to sales to UTSC and TISTO. Payables to related parties, excluding long term capital lease obligations (see Note 14), are summarized in the following table.

                                                    JANUARY 1,     DECEMBER 31,      MARCH 31,
                                                       1995            1995            1996
                                                    ----------     ------------     -----------
                                                          (IN THOUSANDS)            (UNAUDITED)
    Current liabilities:
      Tremont Corporation.........................    $    86         $    --         $   461
      IMI -- loans and interest...................         --              --           1,824
      UTSC -- interest............................      1,530              --              --
      Other.......................................      1,915           2,627           2,437
                                                      -------         -------         -------
                                                      $ 3,531         $ 2,627         $ 4,722
                                                      =======         =======         =======
    Noncurrent liabilities:
      Tremont Corporation:
         Loans and interest.......................    $22,933         $22,460         $22,577
         Other....................................        283           1,482           1,497
      IMI -- loans................................         --              --          18,750
      UTSC -- interest............................      3,370              --              --
                                                      -------         -------         -------
                                                      $26,586         $23,942         $42,824
                                                      =======         =======         =======

     Interest expense on related party indebtedness was $1.2 million (net of $.8 million capitalized) in 1993, $2.4 million in 1994, and $2.1 million in 1995.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     TIMET completed a recapitalization in 1995 under which, among other things,
(i) Tremont made a $1 million cash capital contribution to TIMET and exchanged $8 million of TIMET subordinated debt into TIMET common equity, (ii) TIMET made a $1 million cash prepayment of accrued interest to UTSC, and (iii) UTSC exchanged $3 million of interest owed by TIMET to UTSC into TIMET common equity. In connection with the recapitalization, TIMET issued .5 million shares of common stock pro rata to its existing shareholders.

     UTSC made a $.4 million capital contribution to TIMET during 1994.

     In December 1993, UTSC exercised its option to convert its $75 million of subordinated debentures into 25% of TIMET's outstanding voting common stock ("UTSC Conversion"). The debentures provided the majority of the financing for construction of TIMET's VDP titanium sponge plant and accrued interest at a weighted average rate of 8.4% through May 1993 when such interest ceased accruing. In connection with UTSC's conversion of its debentures in 1993, Tremont made an aggregate $9 million capital contribution of notes and accrued interest to TIMET.

     In connection with the construction and financing of TIMET's VDP plant, UTSC licensed certain technology to TIMET in exchange for the right, effective after UTSC Conversion, to acquire up to 20% of TIMET's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices thereafter through 2008. TIMET's selling prices to UTSC are approximately 15% below the cost at which TIMET is currently purchasing titanium sponge under agreements with third parties. The discount from fair market value represents TIMET's consideration to UTSC for the licensed technology. Sales to UTSC in 1993, 1994 and 1995 approximated $1 million, $2 million, and $9 million, respectively.

     Loans from Tremont are due January 1, 2000, although the Company's U.S. credit facility and other agreements prohibit repayments of principal on such loans except for repayments from a percentage of the proceeds of a public offering of the Company's equity securities. In connection with the IMI Titanium Acquisition, the Company issued $20 million of TIMET subordinated debt payable to IMI in exchange for a like amount of debt previously owed to IMI by the IMI Titanium Businesses. The subordinated debt to IMI requires quarterly principal payments of $1.25 million beginning in 1997 through 1999, except that principal payments in 1997 are subject to the achievement of certain financial tests under the Company's U.S. credit facility. The subordinated debt to both IMI and Tremont accrues interest at 10.4% and is payable quarterly. See Note 9.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES:

  Operating leases

     The Company leases certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Net rent expense was approximately $1.4 million in 1993, $1.3 million in 1994 and $1.4 million in 1995.

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

     At December 31, 1995, future minimum payments under noncancellable operating leases having an initial or remaining term in excess of one year were as follows:

    YEARS                                                                       AMOUNT
    -----                                                                   --------------
                                                                            (IN THOUSANDS)
    1996..................................................................      $1,330
    1997..................................................................         844
    1998..................................................................         246
    1999..................................................................          11
    2000 and thereafter...................................................           3
                                                                                ------
                                                                                 2,434
    Less sublease income..................................................        (260)
                                                                                ------
                                                                                $2,174
                                                                                ======

  Capital leases

     In connection with the IMI Titanium Acquisition, the Company entered into long-term leases with IMI principally covering its production facilities within England and requiring annual lease payments of approximately $1 million over a period of up to thirty years with aggregate interest payments approximating $20 million. Included in buildings at March 31, 1996, is $9.8 million of assets under capital leases, discounted at 10%, and related accumulated depreciation of $.1 million.

  Legal proceedings and contingencies

     Cadmus/Sutherin. In May 1995, TIMET received notice of two separate actions naming TIMET as a defendant, each brought by a former employee alleging that TIMET intentionally exposed such employee to dangerous levels of certain chemicals and/or metals during his employment at TIMET's plant in Toronto, Ohio (Sutherin v. Titanium Metals Corporation, No. 95 CV 00168, Court of Common Pleas, Jefferson County, Ohio; Cadmus v. Titanium Metals Corporation, No. 94 CV 00469, Court of Common Pleas, Jefferson County, Ohio). The complaints seek compensatory and punitive damages totaling approximately $2.5 million each. Both of these cases were subsequently removed to U.S. District Court for the Southern District of Ohio (Sutherin, No. C2-95-551; Cadmus, No. C2-95-586) and are currently in discovery.

     Based upon its preliminary investigation, TIMET believes that plaintiff's claims in Sutherin are without merit and intends to vigorously defend this action. Plaintiff's claims in Cadmus are similar to previous claims made by plaintiff and rejected by the Ohio Industrial Commission (which decision is currently on appeal in state court in Ohio). TIMET intends to vigorously defend this action as well. At December 31, 1995 and March 31, 1996, TIMET had not accrued any amounts related to either of these matters.

     Ray Cook Golf. In April 1996, TIMET Castings received a letter from a golf club manufacturer, Ray Cook Golf Company ("Ray Cook"), claiming breach of contract and trademark infringement. Ray Cook asserts damages in the approximate amount of $.6 million for lost profits and delivery delays relating to the production of golf club heads by TIMET Castings. The Company is currently investigating these claims. At March 31, 1996, the Company had not accrued any amounts related to this matter.

     Tungsten contamination. In 1993, TIMET discovered an anomaly in certain alloyed titanium material manufactured by TIMET for shipment to a jet engine manufacturer, resulting from tungsten carbide contaminated chromium sold to TIMET by a third-party vendor and used as an alloying addition to this titanium material. At December 31, 1995 and March 31, 1996, TIMET had accrued a $1 million liability related to this matter, net of estimated recoveries, which are not material, from the chromium supplier and/or TIMET's insurance carrier. The recorded net liability is based on management's judgement of the likely outcome based on facts and circumstances known at the time. Such amounts are subject to future

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES revisions based on changes in known facts and circumstances, settlement negotiations, and other events.

     In addition, in 1995 TIMET learned that a jet engine disk that had been in service since 1989 was discovered during routine inspection to have a high density inclusion that was not identified during manufacture and testing by TIMET or the subsequent forger of the material. The inclusion was completely intact and showed no signs of cracking or fatigue that would suggest that it posed a safety problem. Subsequent metallurgical inspection identified the inclusion as pure tungsten, which TIMET believes would have resulted from contaminated chromium used in the manufacture of the titanium alloy. TIMET currently believes that the engine manufacturer will require that engines containing disks manufactured from titanium having a link to the potentially contaminated lot of chromium be subjected to a higher level of inspection or to more frequent inspection to assure that there is no safety issue involved. While TIMET does not currently anticipate that it will incur any material liability in connection with this matter, no assurances can be given in this regard. At December 31, 1995 and March 31, 1996, TIMET had not accrued any amount with respect to this matter.

  Environmental matters.

     BMI Companies. TIMET and certain other companies, including Kerr-McGee Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali, Inc. (successor to Stauffer Chemical Company) operate facilities in a complex (the "BMI Complex") owned by Basic Management Inc. ("BMI"), adjacent to TIMET's Henderson, Nevada plant. In 1993, TIMET and each of such companies, along with certain other companies who previously operated facilities in the BMI Complex (collectively the "BMI Companies") completed a Phase I environmental assessment of the BMI Complex and each of the individual company sites pursuant to a consent agreement with the Nevada Division of Environmental Protection ("NDEP"). In February 1996, the Company and each of the other BMI Companies (other than Chemstar Lime Company) entered into a consent agreement with NDEP to conduct a Phase II program of sampling and analysis of the portions of the BMI Complex owned by BMI in response to the Phase I reports. In addition, within the next several months, the Company expects to finalize a consent agreement with the NDEP regarding a Phase II assessment of the Company's property within the BMI Complex. At December 31, 1995 and March 31, 1996, TIMET had accrued $1 million with respect to this matter. Until the sampling and analysis that will be involved in this Phase II assessment is completed, it is not possible to provide a reasonable estimate of the additional remediation costs, if any, or TIMET's likely share of any such costs.

     In November 1995, TIMET and other BMI Companies were contacted by a company proposing to develop a parcel of land adjacent to the BMI Complex, alleging that the parcel had been contaminated by the BMI Companies through their operations and threatening legal action to recover its development costs to date of approximately $2.8 million. Further discussions and investigations are being pursued by the parties to resolve this matter. At December 31, 1995 and March 31, 1996, TIMET had not accrued any amounts with respect to this matter.

     Caldwell Trucking Superfund site. TIMET recently received notice that it has been named as a defendant, along with approximately 100 additional companies, in an action in the United States District Court for the District of New Jersey in connection with the remediation of a Superfund site located in Fairfield, New Jersey (Caldwell Trucking PRP Group v. ADT Automotive, Inc., et al., No. 95-1690 (WGB)). The complaint alleges that TIMET arranged to have septic and/or industrial waste containing hazardous substances disposed of at the site from TIMET's former facility in Caldwell, New Jersey. The Company has been offered the opportunity to participate in "de minimus" settlement discussions. TIMET has just begun its investigation into this matter and, based upon the facts available at

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES this time, does not believe it will incur any material liability in connection with this matter. At December 31, 1995 and March 31, 1996, TIMET had not accrued any amount with respect to this matter.

     Pomona facility. The Company is conducting an additional study and assessment work as required by the California Regional Water Quality Control Board -- Los Angeles Region related to soil and possible groundwater contamination at TIMET Castings' Pomona, California facility. The site is near an area that has been designated as a U.S. Environmental Protection Agency "Superfund" site. At March 31, 1996, the Company had accrued $.6 million related to this matter.

     The Company determines the amount of its accruals for environmental matters on a quarterly basis by analyzing and estimating the range of possible costs in light of the available information. It is not possible to estimate the range of costs for certain sites. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known or where no estimate can presently be made. Further, there can be no assurance that additional environmental matters will not arise in the future.

  Other

     The Company is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business.

     The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

  Concentration of credit and other risks

     Substantially all of the Company's operating income and most of its sales are currently derived from U.S. and U.K.-based operations. The majority of the Company's sales are to customers in the aerospace industry (including airframe and engine construction). Such concentration of customers may impact the Company's overall exposure to credit and other risks, either positively or negatively, in that customers may be similarly affected by economic or other conditions. The Company's ten largest customers accounted for slightly less than 35% of net sales in each of the past three years and about 35% of accounts receivable at December 31, 1994 and 1995. Receivables are generally not collateralized.

     At December 31, 1995, TIMET employed about 1,020 employees (compared to 860 at January 1, 1995) with approximately 1,000 in the U.S. and 20 at sites outside the U.S. Substantially all of the Company's hourly employees are members of labor unions affiliated with the United Steelworkers of America. The contract covering about 310 of these hourly employees in Henderson, Nevada expires in October 1996. The contracts covering approximately 330 of TIMET's hourly workers at its Toronto, Ohio plant expire in July 1999. TIMET experienced strikes at each of these plants during 1993 and 1994. While TIMET currently considers its employee relations to be satisfactory, it is possible that there could be further work stoppages that could adversely affect sales and earnings to varying degrees.

                          INDEPENDENT AUDITORS' REPORT

To Tremont Corporation:

     We have audited the accompanying combined balance sheets of the IMI Titanium Business (the "Company") as of December 31, 1994 and 1995, and the related combined statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the IMI Titanium Business at December 31, 1994 and 1995, and the combined results of their operations and cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                           /s/ KPMG Peat Marwick LLP
                                               KPMG Peat Marwick LLP

Denver, Colorado
February 28, 1996

                             IMI TITANIUM BUSINESS

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                         1994         1995
                                                                       --------     --------
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................  $  2,013     $  1,901
  Accounts and notes receivable, less allowance of $175 and $451.....    29,223       33,581
  Receivables from related parties...................................     7,792          319
  Inventories........................................................    70,282       38,162
  Prepaid expenses...................................................     1,852        1,539
                                                                       --------     --------
          Total current assets.......................................   111,162       75,502
                                                                       --------     --------
Property and equipment:
  Land...............................................................       572          598
  Buildings..........................................................     4,089        7,476
  Equipment..........................................................    91,607       87,075
  Construction in progress...........................................     3,937        3,276
                                                                       --------     --------
                                                                        100,205       98,425
  Less accumulated depreciation......................................    56,164       56,295
                                                                       --------     --------
     Net property and equipment......................................    44,041       42,130
                                                                       --------     --------
                                                                       $155,203     $117,632
                                                                       ========     ========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable......................................................  $     15     $     --
  Payable to related parties.........................................     2,175        1,773
  Accounts payable...................................................    21,860       14,873
  Accrued liabilities................................................     5,583       15,155
                                                                       --------     --------
          Total current liabilities..................................    29,633       31,801
                                                                       --------     --------
Noncurrent liabilities:
  Payable to related parties.........................................   105,965       21,150
  Deferred income taxes..............................................     5,818        4,002
                                                                       --------     --------
          Total noncurrent liabilities...............................   111,783       25,152
                                                                       --------     --------
Stockholders' equity:
  Common stock.......................................................    62,088      122,602
  Accumulated deficit................................................   (62,482)     (95,317)
  Additional paid-in capital.........................................    13,021       32,851
  Currency translation adjustment....................................     1,160          543
                                                                       --------     --------
          Total stockholders' equity.................................    13,787       60,679
                                                                       --------     --------
                                                                       $155,203     $117,632
                                                                       ========     ========

Commitments and contingencies (Notes 10 and 11)

            See accompanying notes to combined financial statements.

                             IMI TITANIUM BUSINESS

                       COMBINED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                            1993         1994         1995
                                                          --------     --------     --------
Net sales...............................................  $ 92,846     $110,380     $147,242
                                                          --------     --------     --------
Costs and expenses:
  Cost of sales.........................................    92,327      116,207      151,522
  Provisions for customer contract losses and other
     charges............................................        --           --       16,089
  Selling, general and administrative...................    10,165        9,947       12,296
  Restructuring charge..................................        --           --        5,009
  Interest expense -- related parties...................     4,936        6,140        8,968
                                                          --------     --------     --------
                                                           107,428      132,294      193,884
                                                          --------     --------     --------
     Loss before income taxes...........................   (14,582)     (21,914)     (46,642)
Income tax benefit......................................     3,375        6,942       13,807
                                                          --------     --------     --------
     Net loss...........................................  $(11,207)    $(14,972)    $(32,835)
                                                          ========     ========     ========

            See accompanying notes to combined financial statements.

                             IMI TITANIUM BUSINESS

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                              ADDITIONAL                      CURRENCY
                                  COMMON       PAID-IN       ACCUMULATED     TRANSLATION
                                  STOCK        CAPITAL         DEFICIT       ADJUSTMENT      TOTAL
                                 --------     ----------     -----------     ----------     --------
Balance at
  December 31, 1992............  $ 62,088       $13,021        $(36,303)       $  (21)      $ 38,785
Net loss.......................        --            --         (11,207)           --        (11,207)
Adjustments....................        --            --              --           (11)           (11)
                                 --------       -------        --------        ------       --------
Balance at
  December 31, 1993............    62,088        13,021         (47,510)          (32)        27,567
Net loss.......................        --            --         (14,972)           --        (14,972)
Adjustments....................        --            --              --         1,192          1,192
                                 --------       -------        --------        ------       --------
Balance at
  December 31, 1994............    62,088        13,021         (62,482)        1,160         13,787
Net loss.......................        --            --         (32,835)           --        (32,835)
Conversion of related party
  indebtedness.................    60,514        19,830              --            --         80,344
Adjustments....................        --            --              --          (617)          (617)
                                 --------       -------        --------        ------       --------
Balance at
  December 31, 1995............  $122,602       $32,851        $(95,317)       $  543       $ 60,679
                                 ========       =======        ========        ======       ========

            See accompanying notes to combined financial statements.

                             IMI TITANIUM BUSINESS

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                            1993         1994         1995
                                                          --------     --------     --------
Cash flows from operating activities:
  Net loss..............................................  $(11,207)    $(14,972)    $(32,835)
  Depreciation and amortization.........................     4,239        4,914        5,741
  Restructuring charge..................................        --           --        5,009
  Deferred income taxes.................................       925          348       (1,982)
  Other, net............................................        62           47          394
Change in assets and liabilities:
  Accounts and notes receivable.........................       678      (10,010)      (4,358)
  Inventories...........................................   (10,573)      (6,044)      32,120
  Prepaid expenses......................................      (580)         562          729
  Accounts payable and accrued liabilities..............     6,689        6,927       (2,424)
  Accounts with related parties.........................    10,070       (6,589)       7,071
  Other, net............................................       (33)         (19)        (270)
                                                          --------     --------     --------
     Net cash provided (used) by operating activities...       270      (24,836)       9,195
                                                          --------     --------     --------
Cash flows from investing activities:
  Capital expenditures..................................    (6,888)      (5,940)      (4,224)
  Proceeds from sale of investments.....................     2,715           --           --
  Other, net............................................        --           --         (146)
                                                          --------     --------     --------
     Net cash used by investing activities..............    (4,173)      (5,940)      (4,370)
                                                          --------     --------     --------
Cash flows from financing activities:
  Loans from related parties:
     Borrowings.........................................     2,805       30,738        1,589
     Reductions.........................................        --           --       (6,060)
  Other, net............................................        (3)           5          (15)
                                                          --------     --------     --------
     Net cash provided (used) by financing activities...     2,802       30,743       (4,486)
                                                          --------     --------     --------
Cash and cash equivalents:
  Net increase (decrease) from:
     Operating, investing and financing activities......    (1,101)         (33)         339
     Currency translation...............................       (11)        (203)        (451)
                                                          --------     --------     --------
                                                            (1,112)        (236)        (112)
  Balance at beginning of year..........................     3,361        2,249        2,013
                                                          --------     --------     --------
  Balance at end of year................................  $  2,249     $  2,013     $  1,901
                                                          ========     ========     ========

            See accompanying notes to combined financial statements.

                             IMI TITANIUM BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION:

     The IMI Titanium Business (the "Company") includes IMI Titanium Limited, IMI Titanium (Export) Limited, IMI Titanium GmbH, IMI Titanium SARL and IMI Titanium Inc. Prior to December 31, 1995, all of the aforementioned companies, except IMI Titanium, Inc. became subsidiaries of IMI Titanium Limited. The Company became wholly-owned by Titanium Metals Corporation ("TIMET") on February 15, 1996 when TIMET acquired all the Company's outstanding common stock from IMI plc and affiliates ("IMI") in exchange for IMI receiving a 38% equity interest in TIMET, and TIMET issued $20 million of subordinated debt to IMI in exchange for a like amount of indebtedness previously owed to IMI by the Company (the "Acquisition").

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of combined financial statements

     The accompanying combined financial statements, which were for periods prior to the Acquisition, include the accounts of the Company on its pre-Acquisition historical basis of accounting in accordance with generally accepted accounting principles in the United States ("U.S."). All material intercompany accounts and balances have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

  Translation of foreign currencies

     The Company's reporting currency is the U.S. dollar. The Company's functional currency is the British pound sterling for all entities except IMI Titanium Inc. whose functional currency is the U.S. dollar. Assets and liabilities of entities whose functional currency is deemed to be other than the U.S. dollar are translated at year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated in the currency translation adjustments component of stockholders' equity. Foreign currency transaction gains and losses are recognized in income currently. Financial instruments used to manage the effects of currency fluctuations are described in Note 11.

  Cash and cash equivalents

     Cash equivalents include highly liquid investments with original maturities of three months or less.

  Inventories and cost of sales

     Inventories are stated at the lower of cost or market. The first-in, first-out ("FIFO") and average cost methods are used to determine the cost of substantially all inventories.

  Net sales

     Sales are generally recorded when products are shipped to customers.

                             IMI TITANIUM BUSINESS

  Property, equipment and depreciation

     Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of 40 years for buildings and 3 to 20 years for machinery and equipment.

  Research and development

     Research and development costs are expensed as incurred and approximated $.8 million in each of 1993 and 1994, and $1 million in 1995.

  Employee benefit plans

     Accounting and funding policies for retirement plans are described in Note
9.

  Advertising costs

     Advertising costs, which are insignificant, are generally expensed as incurred.

  Income taxes

     Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities.

     Certain entities of the Company were members of IMI's U.S. or United Kingdom ("U.K.") tax groups prior to the Acquisition. During such periods, income taxes were computed on a separate company basis with any current tax liability or refund paid to or received from IMI, in accordance with intercompany tax sharing arrangements established by IMI.

                             IMI TITANIUM BUSINESS

NOTE 3 -- BUSINESS AND GEOGRAPHIC SEGMENTS:

     The Company's operations are conducted in one business segment, titanium metals operations. The Company is a producer and distributor of titanium ingot and mill products for aerospace, industrial and other applications. The Company's production facilities are located in the U.S. and U.K. although its products are sold throughout the world.

                                                        1993         1994         1995
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Operations
    Sales...........................................  $ 92,846     $110,380     $147,242
                                                      ========     ========     ========
    Operating loss..................................  $ (9,646)    $(15,774)    $(37,674)
    Interest expense................................     4,936        6,140        8,968
                                                      --------     --------     --------
      Loss before income taxes......................  $(14,582)    $(21,914)    $(46,642)
                                                      ========     ========     ========
    Geographic segments
    Net sales -- point of origin:
      United Kingdom................................  $ 75,124     $ 89,522     $121,349
      United States.................................    17,962       22,538       29,020
      Eliminations..................................      (240)      (1,680)      (3,127)
                                                      --------     --------     --------
                                                      $ 92,846     $110,380     $147,242
                                                      ========     ========     ========
    Net sales -- point of destination:
      United Kingdom................................  $ 43,496     $ 47,504     $ 56,086
      Other Europe..................................    22,036       26,614       31,028
      United States.................................    21,186       26,140       40,083
      Asia..........................................     3,289        6,066       16,279
      Other.........................................     2,839        4,056        3,766
                                                      --------     --------     --------
                                                      $ 92,846     $110,380     $147,242
                                                      ========     ========     ========
    Operating loss:
      United Kingdom................................  $ (6,709)    $(12,455)    $(37,559)
      United States.................................    (2,937)      (3,319)        (115)
                                                      --------     --------     --------
                                                      $ (9,646)    $(15,774)    $(37,674)
                                                      ========     ========     ========
    Identifiable assets:
      United Kingdom................................  $110,131     $134,120     $ 94,511
      United States.................................    20,899       22,202       24,183
      Other Europe..................................       241          313          388
      Eliminations..................................      (126)      (1,432)      (1,450)
                                                      --------     --------     --------
                                                      $131,145     $155,203     $117,632
                                                      ========     ========     ========

                             IMI TITANIUM BUSINESS

NOTE 4 -- RESTRUCTURING AND OTHER CHARGES:

  Restructuring Charges

     During 1995 the Company completed a comprehensive review of its business and adopted a plan to restructure its activities (the "Plan"). As a result, the Company recorded a $5 million pre-tax restructuring charge during 1995 related to certain cost reduction and containment aspects of the Plan. The following summarizes the Company's restructuring activities:

                                                           CHARGE TO                  1995
                                                           OPERATING     AMOUNTS     ACCRUAL
                                                            INCOME       UTILIZED    BALANCE
                                                           ---------     -------     -------
                                                                     (IN MILLIONS)
    Cash charge:
      Workforce related..................................     $3.3        $(2.3)       $1.0
      Excess space.......................................      1.1           --         1.1
                                                              ----        -----        ----
                                                               4.4         (2.3)        2.1
    Noncash charge -- Idled assets.......................       .6          (.6)         --
                                                              ----        -----        ----
    Total................................................     $5.0        $(2.9)       $2.1
                                                              ====        =====        ====

     The Company's restructuring charge was principally related to expected reductions of its workforce from approximately 1,300 employees to 1,100 employees, the write-down of equipment associated with exited product lines and the consolidation of certain production facilities. During 1995, the Company's workforce was reduced by approximately 180 people in connection with its restructuring activities. However, recent improvement in market demand for titanium metal products has resulted in the Company adding employees in selected areas. During 1995, cash costs of $2.3 million were charged against the restructuring accrual. Restructuring related liabilities are considered utilized when facilities and equipment are idled, as payments to terminated employees are made, and other criteria are met. The Company continues to monitor its restructuring activities and related accruals in light of changing business conditions.

  Other Charges

     As part of the Plan, the Company also assessed its inventories and expected profitability of long term customer sales agreements. As a result, the Company provided an $8 million charge for excess and slow moving inventories and recorded an additional $8 million charge for losses on certain customer sales agreements where the Company's future production costs were expected to exceed its committed selling prices.

NOTE 5 -- INVENTORIES:

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994        1995
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    Raw materials..................................................  $ 9,209     $ 4,839
    Work in process................................................   36,892      18,774
    Finished goods.................................................   24,181      14,549
                                                                     -------     -------
                                                                     $70,282     $38,162
                                                                     =======     =======

                             IMI TITANIUM BUSINESS

NOTE 6 -- ACCRUED LIABILITIES:

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994        1995
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    Employee benefits..............................................  $ 2,433     $ 2,420
    Taxes, other than income.......................................    1,584       3,365
    Restructuring costs............................................       --       2,156
    Customer contract losses.......................................       --       4,179
    Environmental costs............................................       --         550
    Other..........................................................    1,566       2,485
                                                                     -------     -------
                                                                     $ 5,583     $15,155
                                                                     =======     =======

NOTE 7 -- STOCKHOLDERS' EQUITY:

     Common stock reflects the Company's pre-Acquisition ownership and is comprised of the following at December 31, 1995.

                                                                                AMOUNT
                                                                            --------------
                                                                            (IN THOUSANDS)
    IMI Titanium Ltd., L1 par value; 78.3 million shares authorized,
      issued and outstanding..............................................     $119,713
    IMI Titanium Inc., $1.00 par value; 5.0 million Class A and .1 million
      Class B shares authorized; 2.8 million Class A and .1 million Class
      B shares issued and outstanding.....................................        2,889
                                                                               --------
                                                                               $122,602
                                                                               ========

NOTE 8 -- INCOME TAXES:

     Summarized below are the components of the income tax benefit (expense) attributable to pretax loss. The Company's income tax benefit in each year was principally related to its U.K. operations, except for 1993 when $1.5 million of the tax benefit was related to the U.S. The income tax benefit for 1993 differed from the amount that would be expected using the U.K. statutory rate of 33% primarily because of a $1.5 million group limitation reduction in the benefit realized. The income tax benefit in 1994 and 1995 approximated the U.K. statutory rate of 33%.

                             IMI TITANIUM BUSINESS

                                                           YEARS ENDED DECEMBER 31,
                                                      ----------------------------------
                                                        1993         1994         1995
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Income tax benefit (expense):
      Current.......................................  $  4,300     $  7,290     $ 11,825
      Deferred......................................      (925)        (348)       1,982
                                                      --------     --------     --------
                                                      $  3,375     $  6,942     $ 13,807
                                                      ========     ========     ========
    Pretax loss:
      United Kingdom................................  $(11,051)    $(17,600)    $(45,142)
      United States.................................    (3,531)      (4,314)      (1,500)
                                                      --------     --------     --------
                                                      $(14,582)    $(21,914)    $(46,642)
                                                      ========     ========     ========

     The components of deferred taxes are summarized below:

                                                                     DECEMBER 31,
                                                   -------------------------------------------------
                                                            1994                       1995
                                                   ----------------------     ----------------------
                                                   ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                                   ------     -----------     ------     -----------
                                                                     (IN MILLIONS)
    Temporary differences relating to net assets:
      Property and equipment.....................  $  --         $(6.9)       $  --         $(6.7)
      Accrued liabilities and other deductible
         differences.............................     .2            --          2.1            --
    Tax loss and credit carryforwards............    1.8            --          1.8            --
    Valuation allowance..........................    (.9)           --         (1.2)           --
                                                   -----         -----        -----         -----
    Gross deferred tax assets (liabilities)......    1.1          (6.9)         2.7          (6.7)
    Netting......................................   (1.1)          1.1         (2.7)          2.7
                                                   -----         -----        -----         -----
    Net noncurrent deferred tax liability........  $  --         $(5.8)       $  --         $(4.0)
                                                   =====         =====        =====         =====

     The valuation allowance increased in the aggregate by $.6 million in 1993, nil in 1994 and $.3 million in 1995. At December 31, 1995, the Company had a U.S. federal tax operating loss carryforward of approximately $5 million expiring between 2001 and 2005.

NOTE 9 -- EMPLOYEE BENEFIT PLANS:

  Variable compensation plans

     Substantially all of the Company's U.K. employees participate in programs which provide for variable compensation based on productivity. The cost of these plans approximated $1.9 million in 1993 and $.6 million in each of 1994 and 1995.

     Substantially all of the Company's U.K. employees also participated in an IMI profit sharing plan. The Company's expense related to the plan approximated $.4 million in each of the past three years.

     The Company's U.K. management employees participate in programs which provide for variable compensation based on profitability. The cost of these programs was insignificant during each of the past three years.

                             IMI TITANIUM BUSINESS

  Defined contribution plans

     Substantially all the Company's U.S. employees were eligible to participate in a defined contribution plan sponsored by IMI prior to the Acquisition. The Company's contributions to the plan were insignificant in each of the past three years.

  Defined benefit pension plan

     Substantially all of the Company's U.K. employees participated in IMI's defined benefit pension plan prior to the Acquisition. The Company annually contributed its actuarially determined share to IMI's pension plan which approximated $3 million in each of the past three years. The Company has accounted for its participation in the plan by recording as an expense its annual contribution to the plan. In connection with the Acquisition, the Company agreed to establish a separate pension plan for its U.K. employees pursuant to which IMI will transfer plan assets with estimated fair values approximating the projected benefit obligation ("PBO") at the Acquisition date. The Company's unaudited preliminary estimate of the PBO at such date was $50 million and the Company expects that its annual net periodic pension expense subsequent to the Acquisition will not be materially different than its annual contribution to IMI's plan in 1995.

NOTE 10 -- RELATED PARTY TRANSACTIONS:

     IMI charged the Company $5.7 million, $5.4 million and $5.1 million in 1993, 1994 and 1995, respectively, for rent, insurance and management services. Such charges were in addition to employee benefit amounts described above and were principally pass-through in nature. In the Company's opinion, such charges are not materially different from those that would have occurred on a stand alone basis. Interest expense charged from IMI increased the Company's related party indebtedness to IMI and is considered paid when incurred. Interest expense charged from IMI approximated $4.9 million, $6.1 million and $9.0 million in 1993, 1994 and 1995, respectively. Cash paid to IMI for income taxes approximated $.5 million in 1993 and cash received from IMI for income taxes approximated $1.4 million in 1994 and $19.1 million in 1995.

     During 1995, certain land and buildings related to the Company's Waunarlwydd, Wales production facilities, which had been leased, were purchased from IMI at their net carrying amount of approximately $1.6 million. The Company also sold certain equipment to IMI during 1995 at its net carrying amount of approximately $1 million. In 1993, the Company sold certain investments to IMI for their net carrying amount of $2.7 million.

     At December 31, 1995, directors of the Company held options to purchase 95,095 shares of IMI plc stock and directly held 12,323 shares of IMI plc stock.

     Receivables from related parties principally relate to income taxes. Payables to related parties classified as current liabilities principally include pass-through charges from IMI as described above. Payables to related parties classified as noncurrent liabilities include loans from IMI ($106.0 million at December 31, 1994 and $21.2 million at December 31, 1995). In contemplation of the Acquisition, IMI made a capital contribution to the Company of loans aggregating $80.3 million during 1995. The loans accrued interest at IMI's bank lending rate plus .5% -- 1% and the weighted average interest rate on such loans was 6.5% and 7.7% at December 31, 1994 and December 31, 1995, respectively. The Company believes the fair value of such loans at December 31, 1995 was not materially different from the carrying amount.

                             IMI TITANIUM BUSINESS

     The Company had U.K. overdraft borrowing facilities which were part of its composite arrangements with IMI. Accordingly, the Company, in concert with IMI, entered into arrangements whereby each has offered a limited guarantee in respect of the others overdraft borrowings from time to time. The Company's maximum liability is limited to the aggregate of its current U.K. cash balance which was nil as of December 31, 1995.

     See Notes 1, 9 and 11 regarding other related party transactions.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES:

  Leases

     The Company leases, from related and unrelated parties, certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Net rent expense approximated $1.9 million, $1.8 million and $1.6 million in 1993, 1994, and 1995, respectively.

     At December 31, 1995, future minimum payments under operating leases having an initial or remaining term in excess of one year were as follows:

                                                                            AMOUNT
                                                                        --------------
                                                                        (IN THOUSANDS)
        1996........................................................        $1,215
        1997........................................................         1,075
        1998........................................................         1,046
        1999........................................................         1,046
        2000........................................................         1,046
                                                                            ------
                                                                            $5,428
                                                                            ======

     In connection with the Acquisition, the Company entered into long-term leases with IMI principally covering its production facilities in Witton, England and requiring annual lease payments of approximately $1 million over a period of up to thirty years. These leases replaced previous operating leases on these facilities with similar annual lease payments that had remaining terms through the year 2000.

  Commitments

     In the ordinary course of business, the Company's U.K. based entity (IMI Titanium Ltd.) enters into foreign currency exchange agreements through IMI principally to attempt to manage its exposure to the effects of currency fluctuations related to changes in the value of monetary assets and liabilities, and raw material purchase and product sales commitments denominated in currencies other than the British pound sterling, its functional currency. The Company's principal foreign exchange agreements are for the forward sale of U.S. dollars and forward purchase of Japanese yen. At December 31, 1995, the Company had approximately $40 million of foreign exchange agreements outstanding which mature in 1996. Gains and losses on hedges of monetary assets and liabilities are recognized in income as offsets of gains and losses on the underlying transactions. Gains and losses which hedge firm commitments are deferred until the underlying transactions are recognized. The Company's U.K. entity is exposed to credit related losses if the counterparty fails to perform their obligations. The fair value on outstanding foreign exchange agreements approximated $.7 million as of December 31, 1995.

                             IMI TITANIUM BUSINESS

  Environmental matters

     The Company is conducting additional study and assessment work as required by the California Regional Water Quality Control Board -- Los Angeles Region (the "Board") related to soil and possible groundwater contamination at its Pomona, California facility. The site is located near an area that has been designated as a U.S. Environmental Protection Agency "superfund" site. At December 31, 1995, the Company had accrued $.6 million related to this matter.

     The Company determines the amount of its accruals for environmental matters by analyzing and estimating the range of possible costs in light of the available information. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known. Further, there can be no assurance that additional environmental matters will not arise in the future.

     The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse affect on the Company's financial condition, results of operations or liquidity.

  Concentration of credit risk and other

     Substantially all of the Company's operating income or loss and most of its sales are currently derived from its U.K.-based operations. The majority of the Company's sales are to customers in the aerospace industry (including airframe and engine construction). Such concentration of customers may impact the Company's overall exposure to credit and other risks, either positively or negatively, in that customers may be similarly affected by economic or other conditions. The Company's ten largest customers accounted for slightly less than 40% of net sales in each of the past three years and about 40% and 35% of accounts receivable at December 31, 1994 and 1995, respectively. Receivable are generally not collateralized.

     At December 31, 1995, the Company employed about 1,230 employees (compared to 1,260 at December 31, 1994) with approximately 790 in Europe and 440 in the U.S. Substantially all of the Company's European salaried and hourly employees are members of one of three European labor unions with all associated labor contracts expiring on December 31, 1996. While the Company currently considers its employee relations to be satisfactory, it is possible that there could be future work stoppages that could adversely affect sales and earnings to varying degrees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Management Committee
and Partners of Titanium Hearth Technologies

     In our opinion, the accompanying balance sheets and the related statements of income, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Titanium Hearth Technologies (the "Partnership") at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
    PRICE WATERHOUSE LLP

Philadelphia, PA
January 26, 1996

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                          1994        1995
                                                                         -------     -------
                                           ASSETS
Cash...................................................................  $    83     $    84
Accounts receivable....................................................    4,056       5,301
Accounts receivable, partner...........................................    1,915       2,627
Inventories............................................................    5,770       9,457
Prepaid expenses.......................................................       31         523
                                                                         -------     -------
          Total current assets.........................................   11,855      17,992
Machinery and equipment, net...........................................   18,465      20,259
Other assets...........................................................       20           4
                                                                         -------     -------
          Total assets.................................................  $30,340     $38,255
                                                                         =======     =======
                             LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued expenses..................................  $ 1,135     $ 2,482
Accounts payable, partner..............................................      920       2,208
Distributions payable..................................................    3,312       1,696
                                                                         -------     -------
          Total current liabilities....................................    5,367       6,386
Long-term debt.........................................................    6,300       9,000
                                                                         -------     -------
          Total liabilities............................................   11,667      15,386
                                                                         -------     -------
Commitments and contingencies
Contributed capital....................................................   19,000      19,000
Accumulated earnings (deficit).........................................     (327)      3,869
                                                                         -------     -------
          Net partners' capital........................................   18,673      22,869
                                                                         -------     -------
          Total liabilities and partners' capital......................  $30,340     $38,255
                                                                         =======     =======

   The accompanying notes are an integral part of these financial statements.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                               1993        1994        1995
                                                              -------     -------     -------
Product sales...............................................  $13,421     $10,333     $27,551
Service revenues............................................    5,250       7,994       9,516
Sales to related parties....................................    8,155       7,939      10,024
                                                              -------     -------     -------
Net sales...................................................   26,826      26,266      47,091
Cost of sales...............................................   19,375      17,900      33,200
                                                              -------     -------     -------
Gross profit................................................    7,451       8,366      13,891
Selling, general and administrative expenses................    4,159       4,508       5,373
                                                              -------     -------     -------
Income from operations......................................    3,292       3,858       8,518
Interest expense............................................     (260)       (400)       (630)
Interest income.............................................        8           6           4
                                                              -------     -------     -------
Net income..................................................  $ 3,040     $ 3,464     $ 7,892
                                                              =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                          CONTRIBUTED      EARNINGS
                                                            CAPITAL        (DEFICIT)       TOTAL
                                                          -----------     -----------     -------
Balance at December 31, 1992..............................   $19,000        $   806       $19,806
Net income................................................        --          3,040         3,040
Distributions paid and payable............................        --         (2,244)       (2,244)
                                                             -------        -------       -------
Balance at December 31, 1993..............................    19,000          1,602        20,602
Net income................................................        --          3,464         3,464
Distributions paid and payable............................        --         (5,393)       (5,393)
                                                             -------        -------       -------
Balance at December 31, 1994..............................    19,000           (327)       18,673
Net income................................................        --          7,892         7,892
Distributions paid and payable............................        --         (3,696)       (3,696)
                                                             -------        -------       -------
Balance at December 31, 1995..............................   $19,000        $ 3,869       $22,869
                                                             =======        =======       =======

   The accompanying notes are an integral part of these financial statements.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                               1993        1994        1995
                                                              -------     -------     -------
Cash flows from operating activities:
  Net income................................................  $ 3,040     $ 3,464     $ 7,892
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................      829         909       1,148
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (1,368)        200      (1,245)
       Accounts receivable, partner.........................     (905)        154        (712)
       Inventories..........................................   (1,395)       (580)     (3,687)
       Prepaid expenses.....................................       (8)        (16)       (492)
       Other assets.........................................       13          20          16
       Accounts payable and accrued expenses................      382          17       1,347
       Accounts payable, partner............................    2,431      (1,819)      1,288
                                                              -------     -------     -------
          Net cash provided by operating activities.........    3,019       2,349       5,555
                                                              -------     -------     -------
Cash flows from investing activities:
  Purchases of machinery and equipment......................     (361)       (899)     (2,942)
                                                              -------     -------     -------
Cash flows from financing activities:
  Net borrowings under line of credit.......................     (700)      1,000       2,700
  Distributions paid........................................   (1,944)     (2,381)     (5,312)
                                                              -------     -------     -------
          Net cash used in financing activities.............   (2,644)     (1,381)     (2,612)
                                                              -------     -------     -------
Net change in cash..........................................       14          69           1
Cash at beginning of year...................................       --          14          83
                                                              -------     -------     -------
Cash at end of year.........................................  $    14     $    83     $    84
                                                              =======     =======     =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $   250     $   375     $   590

   The accompanying notes are an integral part of these financial statements.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

1. ORGANIZATION AND OPERATION

     Organization and Description of the Business. Titanium Hearth Technologies (the "Partnership") was formed pursuant to a Joint Venture Agreement (the "Agreement") between Axel Johnson Metals, Inc. ("AJM") and Titanium Metals Corporation ("TIMET") on August 31, 1992. (See Notes 8 and 9.)

     The Partnership was formed pursuant to the Pennsylvania Uniform Partnership Act.

     The Partnership produces titanium slabs, ingots and alloy electrodes at plants in Morgantown, Pennsylvania and Verdi, Nevada. The primary application for titanium has historically been the aerospace industry where it is used in both air frames and engines. Other major markets for titanium include power generation, chemical processing, pulp and paper, desalinization, medical implants and recreational equipment. The primary customers for the Partnership's products are titanium mill product producers in the United States and abroad. These producers manufacture semi-finished products such as plates, sheets, strip, bar, billets and tubing. Secondary customers for the Partnership's products include a number of smaller fabrication shops and service centers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Reclassifications. The Partnership has reclassified certain balances for comparative purposes.

     Revenue Recognition. Sales are recognized at time of shipment of titanium and titanium alloy products. Sales are also recognized at time of shipment for service revenues derived from the melting of customer supplied materials.

     Cash and Cash Equivalents. For the purposes of the statement of cash flows, the Partnership considers all highly liquid short term investments with an original maturity of three months or less to be cash equivalents.

     Inventories. Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead.

     Machinery and Equipment. The initial contribution of machinery and equipment by the partners was recorded at fair market value as determined by an independent appraisal. (See Note 8.) Subsequent additions to machinery and equipment are carried at cost. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations. Depreciation of machinery and equipment is computed on the straight-line method over the estimated useful lives of the assets which range from 5 to 25 years.

     Concentrations of Credit Risk. Accounts receivable credit risk is dispersed across approximately 25 United States customers and several European and Japanese customers. Over 68%, 76% and 83% of current accounts receivable credit risk is concentrated between three customers.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

3. NET SALES

     Significant Customers. Included in net sales for the years ended December 31, 1993, 1994 and 1995 are sales to 3, 2 and 3 customers (A, B and C, A and B and A, B and D, respectively), which amounted to approximately 25%, 29% and 17%, 28% and 30%, and 24%, 21%, and 13% of annual sales, respectively.

     Export Sales. Net sales based on point of destination by geographic area are as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1993        1994        1995
                                                        --------    --------    --------
        United States.................................   $24,347     $21,935     $34,668
        International.................................     2,479       4,331      12,423
                                                         -------     -------     -------
                                                         $26,826     $26,266     $47,091
                                                         =======     =======     =======

4. INVENTORIES

     Inventories comprise:

                                                                     DECEMBER 31,
                                                                  ------------------
                                                                   1994        1995
                                                                  ------      ------
        Finished goods........................................... $1,602      $2,482
        Work-in-process..........................................  2,805       5,383
        Raw materials............................................  1,363       1,592
                                                                  ------      ------
                                                                  $5,770      $9,457
                                                                  ======      ======

5. MACHINERY AND EQUIPMENT

     A summary of machinery and equipment and related accumulated depreciation is as follows:

                                                                    DECEMBER 31,
                                                                 -------------------
                                                                  1994        1995
                                                                 -------     -------
        Machinery and equipment................................. $20,463     $23,405
          Less: Accumulated depreciation........................  (1,998)     (3,146)
                                                                 -------     -------
                                                                 $18,465     $20,259
                                                                 =======     =======

     Depreciation expense was $829, $909 and $1,148 for the years ended December 31, 1993, 1994 and 1995, respectively.

6. DEBT

     The Partnership has a credit agreement with a bank which provides for borrowings up to $12,000. The outstanding balance at December 31, 1994 and 1995 was $6,300 and $9,000, respectively. The term of the credit agreement expires on December 29, 1997, as revised. Borrowings under the agreement bear interest, at the Partnership's option, at the higher of LIBOR plus 1.25% or the Federal funds rate plus .50% or the prime rate (7.13% at December 31, 1995 and a weighted average of 7.23% for the year ended December 31, 1995). During January 1996, the interest rate was revised to the higher of LIBOR plus .85% or the Federal funds rate plus .50% or the prime rate. Additionally, the Partnership

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

shall pay a quarterly fee of .125% per annum on the unborrowed portion of the commitment and shall pay a facility fee on a quarterly basis of .25% per annum on the aggregate commitment.

     The credit line is nonrecourse to either partner but is secured by substantially all Partnership assets, including accounts receivable, inventory and certain machinery and equipment.

     The credit line agreement contains certain restrictions that require the Partnership, among other things, to maintain (a) a quick ratio, as defined, of not less than 2 to 1, (b) a tangible net worth, excluding distributions payable, of at least $24,180 and (c) a minimum ratio of inventory and accounts receivable to the loan of 1 to 1 and places limitations on (a) the incurrence of additional indebtedness, (b) the payment of annual distributions to partners, (c) the transfer of assets, and (d) the incurrence of capital expenditures. In addition, for years beginning on January 1, 1994, the Partnership is required to maintain income from operations before interest expense for each year of at least $3,000.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value. Based on the terms of the line of credit as discussed in Note 6, the carrying value of the borrowing under the line of credit approximates its fair value.

8. PARTNERS' CONTRIBUTIONS AND PREFERRED DISTRIBUTIONS

     Immediately prior to the formation of the Partnership, AJM sold to TIMET, for cash and a note, an undivided 50% interest in certain machinery and equipment with a fair value of approximately $19 million. This machinery and equipment was contributed to the Partnership at formation.

     In accordance with the Agreement, AJM is entitled to a preferred distribution in an amount equal to the excess gross profit of the Partnership from other than TIMET sales over a base amount. The total preferred distribution payable to AJM is limited to the present value of $4,000 as of the date of the Agreement using the prime rate as the discount rate and has been fully accrued as of December 31, 1995.

9. RELATED PARTY TRANSACTIONS

     Under the Agreement, certain services are provided either to the Partnership by the partners or to the partners by the Partnership at negotiated amounts. Activity under these service agreements for the years ended December 31, 1993, 1994 and 1995 was as follows:

     Conversion Services Agreement. Pursuant to the formation of the Partnership, TIMET and the Partnership entered into an agreement whereby the Partnership is to provide cold hearth melting services to TIMET through August 31, 1997 with automatic 1 year renewals unless either party gives one year's prior written notice to terminate. The pricing for such services are specified in the agreement, subject to a defined maximum price, and are a function of the Adjusted Annual Aggregate Melt Volume, as defined, and the relative strength of the titanium market, as determined in accordance with the agreement. TIMET also committed to purchase certain minimum volume requirements throughout the term of the agreement. Titanium conversion services by the Partnership for TIMET totalled $7,428, $7,800 and $10,024 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Administrative Services Agreement. Pursuant to the formation of the Partnership, AJM entered into an agreement to provide to the Partnership administrative, technical and managerial services, as defined, through August 31, 1997, with automatic 1 year renewals unless either party gives notice of termination

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

in accordance with the provisions of the agreement. The fee for such services is based on 90% of a Base Rate, as defined (subject to escalation at a rate of 5% per annum commencing January 1, 1993), plus all out of pocket expenses incurred by AJM attributable to performing such services. The fees are subject to reduction, as defined, in the event the Base Rate exceeds 90% of actual costs incurred by AJM. AJM charged the Partnership $3,605, $3,873 and $4,144 for services and out of pocket expenses under this agreement for the years ended December 31, 1993, 1994 and 1995, respectively.

     Raw Materials Supply and Processing Agreement. Pursuant to the formation of the Partnership, the Partnership, AJM and TIMET entered into an agreement effective through August 31, 1997 whereby AJM agreed to (a) sell to the Partnership, subject to availability in the market, at the fair market value, scrap that the Partnership orders from AJM and (b) subject to available capacity, to provide scrap processing services to the Partnership with respect to scrap owned by the Partnership and TIMET, at rates set forth in the agreement. Such rates are dependent on the relative strength of the titanium market, as defined in the agreement. This agreement is subject to automatic 1 year renewals unless AJM gives the Partnership and TIMET one year's prior notice of termination. Amounts charged to the Partnership by AJM under this agreement totalled $6,496, $2,067 and $2,824 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Reciprocal Conversion Services Agreement. Pursuant to the formation of the Partnership, the Partnership and AJM entered into an agreement whereby, to the extent of available capacity, each party would perform cold hearth melting services through August 31, 1997 with automatic 1 year renewals unless either party terminates with one year's prior notice. As amended, this agreement provides that fees for services rendered under the agreement will be charged at an amount equal to the lesser of either (a) three times the providing party's Direct Cost, as defined, or (b) in the event AJM is the providing party, AJM's Direct Cost to provide such services plus one-half of the Partnership's average gross profit per pound for all of the Partnership's products for the month in which such services are provided multiplied by the number of pounds produced with such services, subject to certain adjustments and conditions per the agreement. The Partnership was charged $2,693, $3,069 and $3,835 by AJM under this agreement for the years ended December 31, 1993, 1994 and 1995, respectively.

     Other. Accounts receivable, partner includes $1,915 and $2,627 due from TIMET at December 31, 1994 and 1995, respectively, related to services performed under the above agreements and product sales to TIMET. Accounts payable, partner includes $920 and $2,208 due to AJM at December 31, 1994 and 1995, respectively, related to services rendered under the above agreements and inventory purchases from AJM.

     The Partnership has also paid to TIMET $100 per year under a technical services agreement which expires on December 31, 1996.

     In connection with the formation of the Partnership, AJM contributed a joint ownership interest in certain patents which are used by the Partnership.

     See Note 12 regarding facilities leased by the Partnership from AJM.

10. INCOME TAXES

     As a Partnership, Titanium Hearth Technologies is not liable for the payment of taxes on income. Net income is allocated to the respective partners on an annual basis, and it is the partners' responsibility to pay income taxes, if any, thereon according to their respective tax positions.

                          TITANIUM HEARTH TECHNOLOGIES
                               (A JOINT VENTURE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

11. EMPLOYEE BENEFITS

     Post Retirement Benefits. Employees of the Partnership, meeting the service requirements, are members of the Axel Johnson Inc. (parent company of AJM) postretirement benefit program which provides health care benefits and life insurance benefits to employees. This is treated by the Partnership as a multiemployer plan under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The postretirement benefit cost to the Partnership was approximately $1, $2 and $2 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Pension Plan. Employees of the Partnership, meeting the service requirements, are members of the Axel Johnson Inc. defined benefit pension plan. This is treated by the Partnership as a multiemployer plan under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The pension cost to the Partnership was $11, $16 and $21 for the years ended December 31, 1993, 1994 and 1995, respectively.

     401(k) Thrift Plan. Employees of the Partnership, meeting the service requirements, are members of the Axel Johnson Inc. defined contribution 401(k) thrift plan. The Partnership, on a nondiscretionary basis, will match participating employees' contributions based on 60% of the first 6% contributed to the plan by employees. The Partnership's matching contribution was $16, $23 and $41 for the years ended December 31, 1993, 1994 and 1995, respectively.

12. COMMITMENTS AND CONTINGENCIES

     Operating Leases. Since its formation, the Partnership has leased building space used in its Morgantown production facilities from AJM. This lease, which has been recorded as an operating lease, provides for rental payments of $50 per year and will remain in effect until August 31, 2021. The terms of this lease are considered to be favorable to the Partnership as a result of the related party nature of the participants to this lease. The Partnership also leases facilities for its Verdi, Nevada operations under an agreement which provides for rental payments of approximately $65 per year through April, 1998.

     Contingencies. The Partnership is not involved in any claims and disputes which the Partnership's management believes will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Additional Information...............    3
Prospectus Summary...................    4
Risk Factors.........................   10
Use of Proceeds......................   15
Dilution.............................   16
Dividend Policy......................   16
Capitalization.......................   17
Selected Financial Data..............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   30
The Company..........................   41
Management...........................   42
Principal and Selling Stockholders...   52
Certain Relationships and Related
  Transactions.......................   55
Description of Capital Stock.........   60
Shares Eligible for Future Sale......   61
Underwriting.........................   62
Legal Matters........................   64
Experts -- Independent Public
  Accountants........................   64
Index to Consolidated Financial
  Statements.........................  F-1

UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE SHARES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

14,500,000 SHARES

TITANIUM METALS
CORPORATION

COMMON STOCK
($.01 PAR VALUE)

[LOGO]

SALOMON BROTHERS INC

MORGAN STANLEY & CO.
   INCORPORATED

SMITH BARNEY INC.

PROSPECTUS

DATED             , 1996

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION


                                  MAY 31, 1996


PROSPECTUS                            LOGO
14,500,000 SHARES
TITANIUM METALS CORPORATION

COMMON STOCK
($.01 PAR VALUE)

Of the 14,500,000 shares of common stock, $.01 par value per share (the "Common Stock"), of Titanium Metals Corporation (the "Company"), being offered hereby (the "Shares"), 6,200,000 Shares are being issued and sold by the Company and 8,300,000 Shares are being offered and sold by certain stockholders of the Company named herein. The net proceeds to the Company from the Offerings (as defined herein) will be used to prepay certain indebtedness, including approximately $42.5 million of indebtedness to Tremont Corporation ("Tremont"), which may be deemed to control the Company, and IMI plc, which holds approximately 38% of the outstanding Common Stock and has two representatives on the Company's Board of Directors. See "Use of Proceeds." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

Of the 14,500,000 Shares being offered hereby, 2,175,000 Shares are being offered outside the United States and Canada (the "International Offering") and 12,325,000 Shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and Underwriting Discount per share will be identical for the International Offering and the U.S. Offering. See "Underwriting." The closing of the International Offering and U.S. Offering are conditioned upon each other.

Prior to the Offerings, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $20.00 and $23.00 per share. See "Underwriting" for a discussion of various factors considered in determining the initial public offering price. At the request of the Company, the U.S. Underwriters have reserved 100,000 shares of Common Stock for sale at the initial public offering price to employees of the Company and to certain other individuals having relationships with the Company or such employees.

The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "TIMT".

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES BEING OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                                   PRICE TO         UNDERWRITING     PROCEEDS TO      SELLING
                                   PUBLIC           DISCOUNT         COMPANY(1)       STOCKHOLDERS(1)(2)
Per Share........................  $                $                $                $
Total(2).........................  $                $                $                $
- -------------------------------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company and the Selling Stockholders, estimated to be approximately $1.3 million for the Company and $10,000 for the Selling Stockholders. The Company will bear all expenses of the Offerings other than the Underwriting Discount and a portion of the incremental registration fees attributable to the Shares being offered by the Selling Stockholders, which will be borne by the Selling Stockholders.

(2) Tremont has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to 326,250 and 1,848,750 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover overallotments, if any. If the International Underwriters and the U.S. Underwriters exercise their options in full, the total Price to Public, Underwriting Discount and
    Proceeds to Selling Stockholders will be $        , $        and $        ,
    respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INTERNATIONAL LIMITED

                                MORGAN STANLEY & CO.
                                         INTERNATIONAL

                                                               SMITH BARNEY INC.

The date of this Prospectus is                , 1996.

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

              CERTAIN U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

GENERAL

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the U.S. on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     The Company does not currently intend to pay dividends on shares of Common Stock. See "Dividend Policy." In the event that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the U.S. Dividends that are effectively connected with the conduct of a trade or business within the U.S. are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current U.S. Treasury regulations, dividends paid to an address outside the U.S. are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

GAIN ON DISPOSITION OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to the U.S. federal withholding tax in respect of amounts realized on a disposition of Common Stock, as long as the Common Stock is and continues to be regularly traded on an established securities market. In addition, except as described below, regular U.S. federal income tax will not apply to gain realized on the disposition of Common Stock, provided that:

          (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the U.S. (or, if any of certain tax treaties applies, is not attributable to a U.S. permanent establishment of the Non-U.S. Holder within the meaning of the applicable treaty),

          (ii) in the case of a Non-U.S. Holder who is an individual, if such individual holds the Common Stock as a capital asset, either he (a) is not present in the U.S. for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Internal Revenue Code of 1986, as amended) or (b) if so present in the U.S., such individual's "tax home" for U.S. federal income tax purposes is not in the U.S. and the gain is not attributable to an office or other fixed place of business maintained in the U.S. by such individual, and

          (iii) if the Company is or has been a "United States Real Property Holding Corporation" at any time during the shorter of the holder's holding period or the five-year period ending on the date of disposition, (a) the Common Stock is or was during the calendar year of disposition regularly traded on a domestic established securities market, and (b) the Non-U.S. Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the Common Stock.

The Company currently expects that the Common Stock will be quoted on the Nasdaq National Market, which the Company believes will satisfy the requirement that the Common Stock be regularly traded on a domestic established securities market after the Offerings. A Non-U.S. Holder who acquires more than 5% of the Common Stock should consult with his/her tax advisor regarding the possible status of the Company as a United States Real Property Holding Corporation.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the U.S. of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders outside the U.S. that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. In that regard, under temporary U.S. Treasury regulations, backup withholding will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the U.S. unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the U.S.

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

     In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a U.S. person.

     Payment by a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "International Underwriting Agreement") by and among the Company, the Selling Stockholders and each of the underwriters named below (the "International Underwriters"), the Company and the Selling Stockholders have agreed to sell to each of the International Underwriters, and each of the International Underwriters, for whom Salomon Brothers International Limited, Morgan Stanley & Co. International and Smith Barney Inc. are acting as representatives (the "International Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite its name in the table below:

                                                                            NUMBER
                           INTERNATIONAL UNDERWRITERS                      OF SHARES
        ----------------------------------------------------------------  -----------
        Salomon Brothers International Limited..........................
        Morgan Stanley & Co. International..............................
        Smith Barney Inc................................................

                                                                          -----------
                  Total.................................................
                                                                           ==========

     In addition, the Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of shares of Common Stock in the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement, and the closing with respect to the sale of

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement. The initial public offering price and underwriting discounts per share for the International Offering and the U.S. Offering will be identical.

     The International Underwriting Agreement provides that the obligations of the International Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The International Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus (other than those covered by the overallotment options described below), if any such shares are purchased. In the event of default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated.

     The International Representatives have advised the Company and the Selling Stockholders that the International Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a discount not in excess of $          per share of
Common Stock. The International Underwriters may allow, and such dealers may
reallow, a discount not in excess of $     per share of Common Stock on sales to
certain other dealers. After the Offerings, the public offering price and such discounts may be changed.

     Each International Underwriter has severally agreed that, as part of the distribution of shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the U.S. or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any one other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the U.S. Prospectus to any person outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the U.S. or Canada, or any corporation, partnership, or other entity organized under or governed by the laws of the U.S. or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to U.S. or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any U.S. or Canadian Person), and includes any United States branch of a non-U.S. Person.

     The International Underwriters and the U.S. Underwriters have entered into an agreement that provides for the coordination of their activities. Pursuant to such agreement, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the discount to dealers set forth above. To the extent there are sales between the International Underwriters and the U.S. Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     One of the Selling Stockholders has granted the International Underwriters and the U.S. Underwriters options to purchase an aggregate of up to an additional 326,250 shares and 1,848,750 shares, respectively, of Common Stock at the initial public offering price less the aggregate underwriting discount, solely to cover overallotments. To the extent such options are exercised, each of the

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

International Underwriters and the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the International Underwriting Agreement or the U.S. Underwriting Agreement, as applicable.

     Each International Underwriter has severally represented and warranted to, and agreed with, the Company and the Selling Stockholders that (i) it has not offered or sold and, prior to the expiry of six months from the closing of the International Offering, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Underwriters that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the U.S. Persons into whose possession this Prospectus comes are required by the Company and the International Underwriters to inform themselves about and to observe any restrictions as to the offering of the Shares offered pursuant to the Offerings and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, 100,000 shares of Common Stock for employees of the Company and certain other individuals having relationships with the Company or such employees who have expressed an interest in purchasing such shares of Common Stock in the Offerings. The number of Shares available for sale to the general public in the U.S. Offering will be reduced to the extent such persons purchase such reserved Shares. Any reserved Shares not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other Shares offered hereby.

     The International and U.S. Underwriting Agreements provide that the Company and the Selling Stockholders will indemnify the several International Underwriters and U.S. Underwriters against certain liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S. Underwriters may be required to make in respect thereof.

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

     The Company, Tremont, IMI, UTSC and certain senior executive officers of the Company have agreed that, without the prior written consent of Salomon Brothers International Limited, they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock (except the shares sold to the Underwriters pursuant to the overallotment options) for a period of 180 days after the date of the Underwriting Agreement. Certain of the other executive officers of the Company have entered into similar agreements covering 32,500 shares during a period of 90 days after the date of the Underwriting Agreement. See "Shares Eligible for Future Sale." Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The International Underwriters and the U.S. Underwriters have informed the Company that they do not intend to confirm sales of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of such customer.

     Prior to the Offerings, there has been no established public trading market for the Common Stock. The initial public offering price of the Common Stock offered hereby was determined through negotiations among the Company, the International Representatives and the U.S. Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of the Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial offering price. See "Risk Factors -- Absence of Established Public Trading Market and Possible Volatility of Stock Price."

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Stock being registered under laws other than federal or state securities laws will be passed upon by Bartlit Beck Herman Palenchar & Scott, a partnership including professional corporations, Denver, Colorado. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

                                    EXPERTS
                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of the Company and its subsidiaries as of January 1, 1995 and December 31, 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of three fiscal years in the period ended December 31, 1995 and the pro forma condensed consolidated statement of operations for the year ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited consolidated interim financial information as of March 31, 1996, and for the three-month periods ended April 2, 1995 and March 31, 1996, and the unaudited pro forma condensed consolidated statement of operations for the three-month period ended March 31, 1996, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report on the unaudited consolidated interim financial statements as of March 31, 1996 and for the three-month periods ended April 2, 1995 and March 31, 1996, and the unaudited pro forma condensed consolidated statement of operations for the three-month period ended March 31, 1996, included herein states that they did not audit and they do not express an opinion on that unaudited consolidated interim financial information or the interim period pro forma adjustments. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to liability provisions of Section 11 of the Securities Act for their reports on the unaudited consolidated interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The combined financial statements of the IMI Titanium Business as of December 31, 1994 and 1995, and for each of the years in the three year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Titanium Hearth Technologies as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                  [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Additional Information................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Use of Proceeds.......................   15
Dilution..............................   16
Dividend Policy.......................   16
Capitalization........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   30
The Company...........................   41
Management............................   42
Principal and Selling Stockholders....   52
Certain Relationships and Related
  Transactions........................   55
Description of Capital Stock..........   60
Shares Eligible for Future Sale.......   61
Certain U.S. Tax Considerations for
  Non-U.S. Holders....................   62
Underwriting..........................   64
Legal Matters.........................   67
Experts -- Independent Public
  Accountants.........................   68
Index to Consolidated Financial
  Statements..........................  F-1

UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE SHARES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

14,500,000 SHARES

TITANIUM METALS
CORPORATION

COMMON STOCK
($.01 PAR VALUE)

[LOGO]

SALOMON BROTHERS
INTERNATIONAL LIMITED

MORGAN STANLEY & CO.
               INTERNATIONAL

SMITH BARNEY INC.

PROSPECTUS

DATED             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts, are estimated to be as follows:

    Securities and Exchange Commission Registration Fee..................  $     120,353
    National Association of Securities Dealers, Inc. Filing Fee..........         30,500
    Nasdaq National Market Entry Fee.....................................         50,000
    Blue Sky Fees and Expenses...........................................         15,000
    Printing and Engraving...............................................        300,000
    Legal Fees and Expenses..............................................        550,000
    Accounting Fees and Expenses.........................................        200,000
    Fees of Transfer Agent and Registrar.................................          8,000
    Miscellaneous Expenses...............................................         50,000
                                                                           -------------
              Total......................................................  $   1,323,853
                                                                           =============

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Amended and Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Amended and Restated Certificate of Incorporation and the By-Laws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law.

     The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and Registrant's officers and directors against certain liabilities under the Securities Act of 1933. In addition, the Registrant maintains an officers and directors liability insurance policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On March 29, 1996 and effective as of February 15, 1996, the Company completed the issuance of Management Shares to certain executive officers as compensation for services. J. Landis Martin, Andrew R. Dixey, Joseph S. Compofelice, Paul J. Bania, Thomas A. Buck, John P. Monahan, Robert E. Musgraves and Mark A. Wallace were issued 490, 245, 195, 100, 100, 100, 100 and 100 shares of Common Stock, respectively (31,850, 15,925, 12,675, 6,500, 6,500, 6,500,
6,500 and 6,500 shares, respectively, giving effect to the Stock Split). The Registrant believes such transactions, to the extent they constituted sales of securities, were exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 701 thereunder and Section 4(2) thereof.

     On February 15, 1996, in connection with the IMI Titanium Acquisition, the Company issued 36,774 shares of Common Stock (2,390,310 shares giving effect to the Stock Split) to IMI Americas Inc. and 110,323 shares (7,170,995 shares giving effect to the Stock Split) to IMI Kynoch Ltd., in each case in consideration of the transfer of such entities' titanium business to the Company as part of the IMI Titanium Acquisition. The Registrant believes such transactions were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

     In June 1995, the Company completed a recapitalization under which, among other things, (i) Tremont exchanged $8 million of intercompany subordinated debt for 7,885 shares of Common Stock (512,525 shares giving effect to the Stock Split) and (ii) UTSC exchanged $3 million of deferred interest owed by the Company to UTSC for 2,627 shares of Common Stock (170,755 shares giving effect to the Stock Split). The Registrant believes such transactions were exempt from the registration requirements of the Securities Act of 1933 pursuant to Sections 3(a)(9) and 4(2) thereof.

     On December 31, 1993, UTSC exercised its option to convert its $75 million of subordinated debentures issued by the Company. In connection with such exercise the Company issued UTSC a total 57,373 shares of Common Stock (3,729,245 shares giving effect to the Stock Split). The Registrant believes such transactions were exempt from the registration requirements of the Securities Act of 1933 pursuant to Sections 3(a)(9) and 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.

EXHIBIT
  NO.                                           DESCRIPTION
- -------     -----------------------------------------------------------------------------------
  1.1       Form of Underwriting Agreement between the Registrant and the U.S. Underwriters.**
  1.2       Form of International Underwriting Agreement between the Registrant and the
            International Underwriters.**
  3.1       Amended and Restated Certificate of Incorporation of the Registrant.**
  3.2       Bylaws of the Registrant (to be effective upon closing of the Offerings).**
  4.1       Specimen Certificate of Common Stock.**
  5.1       Opinion of Bartlit Beck Herman Palenchar & Scott regarding legality of the securities being registered.**
  9.1       Shareholders' Agreement, dated February 15, 1996, among the Registrant, Tremont
            Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc., incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (No.
            1-10126) filed with the Commission on March 1, 1996.
  9.2       Amendment to the Shareholders' Agreement dated March 29, 1996 among the Registrant,
            Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas Inc., incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K
            (No. 1-10126) for the year ended December 31, 1995.
  9.3       Investors' Agreement between Union Titanium Sponge Corporation, Toho Titanium Co.,
            Ltd., Nippon Mining Co., Ltd., Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc.,
            Tremont Corporation and the Registrant, dated May 30, 1990, incorporated by reference to Exhibit 10.33 of Baroid Corporation's registration statement on Form
            10 (No. 1-10624) filed with the Commission on August 31, 1990.
  9.4       Amendment No. 3 to Investors' Agreement between Union Titanium Sponge Corporation,
            Toho Titanium Co., Ltd., Nippon Mining Co., Ltd., Mitsui & Co., Ltd., Mitsui & Co.,
            (U.S.A.), Inc., Tremont Corporation and the Registrant, dated May 30, 1990, incorporated by reference to Exhibit 9.1 to Tremont Corporation's Quarterly Report
            on Form 10-Q (No. 1-10126) for the quarter ended March 31, 1996.
 10.1       Acquisition Agreement, dated February 15, 1996, by and between the Registrant, IMI
            Kynoch Ltd., and IMI Americas Inc., incorporated by reference to Exhibit 2.1 to
            Tremont Corporation's Current Report on Form 8-K (No. 1-10126) filed with the
            Commission on March 1, 1996.
 10.2       Amended and Restated Subordinated Promissory Note, dated as of January 1, 1996 between the Registrant and Tremont Corporation.**
 10.3       $20,000,000 Subordinated Promissory Note issued by the Registrant to IMI Kynoch
            Ltd. dated January 1, 1996, incorporated by reference to Exhibit 10.21 to Tremont
            Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended December
            31, 1995.
 10.4       Amended and Restated Subordination Agreement between Tremont Corporation and
            Congress Financial Corporation dated February 15, 1996, incorporated by reference to Exhibit 10.24 to Tremont Corporation's Annual Report on Form 10-K (No. 1-10126)
            for the year ended December 31, 1995.

EXHIBIT
  NO.                                           DESCRIPTION
- -------     -----------------------------------------------------------------------------------
 10.5       Subordination Agreement between Tremont Corporation and the Registrant dated
            February 15, 1996, incorporated by reference to Exhibit 10.25 to Tremont
            Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended December
            31, 1995.
 10.6       Subordination Agreement between IMI Kynoch Ltd. and the Registrant dated February
            15, 1996, incorporated by reference to Exhibit 10.26 to Tremont Corporation's
            Annual Report on Form 10-K (No. 1-10126) for the year ended December 31, 1995.
 10.7       Subordination Agreement between Tremont Corporation and IMI Kynoch Ltd. dated
            February 15, 1996, incorporated by reference to Exhibit 10.27 to Tremont
            Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended December
            31, 1995.
 10.8       Subordination Agreement between IMI Kynoch Ltd. and Congress Financial Corporation dated February 15, 1996, incorporated by reference to Exhibit 10.28 to Tremont
            Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended December
            31, 1995.
 10.9       $80,000,000 Amended and Restated Loan Agreement between the Registrant and Congress
            Financial Corporation (Central) dated March 24, 1995, incorporated by reference to
            Exhibit 10.4 of Tremont Corporation's Amended Annual Report on Form 10-K/A (No. 1-
            10126) for the year ended December 31, 1994.
 10.10      Amendment to Amended and Restated Loan and Security Agreement between Congress
            Financial Corporation and the Registrant dated September 29, 1995, incorporated by reference to Exhibit 10.16 to Tremont Corporation's Annual Report on Form 10-K (No.
            1-10126) for the year ended December 31, 1995.
 10.11      Amendment to Amended and Restated Loan and Security Agreement between Congress
            Financial Corporation and the Registrant dated February 15, 1996, incorporated by reference to Exhibit 10.17 to Tremont Corporation's Annual Report on Form 10-K (No.
            1-10126) for the year ended December 31, 1995.
 10.12      Sponge Purchase Agreement dated May 30, 1990 between the Registrant and Union
            Titanium Sponge Corporation and Amendments No. 1 and 2, incorporated by reference to Exhibit 10.25 of Tremont Corporation's Annual Report on Form 10-K (No. 1-10126)
            for the year ended December 31, 1991.
 10.13      Amendment No. 3 to the Sponge Purchase Agreement dated May 30, 1990 between the
            Registrant and Union Titanium Sponge Corporation, incorporated by reference to
            Exhibit 10.33 of Tremont Corporation's Annual Report on Form 10-K (No. 1-10126) for
            the year ended December 31, 1993.
 10.14      General Partnership Agreement of Titanium Hearth Technologies between Axel Johnson
            Metals, Inc. and TIMET Hearth Melting Corporation dated August 31, 1992, incorporated by reference to Exhibit 10.34 of Tremont Corporation's Annual Report
            on Form 10-K (No. 1-10126) for the year ended December 31, 1992.
 10.15      Lease Agreement dated January 1, 1996 between Holford Estates Ltd. and IMI Titanium
            Ltd. related to the building known as Titanium Number 2 Plant at Witton, England, incorporated by reference to Exhibit 10.23 to Tremont Corporation's Annual Report
            on Form 10-K (No. 1-10126) for the year ended December 31, 1995.
 10.16      Purchase and Transfer Agreement dated April 27, 1990 between the Registrant and
            Timpex AG, West KB -- Westdeutsche Kapitalbeteiligungsgesellschaft mbH, and Michael
            Huttenrauch.**
 10.17      Intercorporate Services Agreement between the Registrant and Tremont Corporation, dated March 28, 1996, incorporated by reference to Exhibit 10.29 to Tremont
            Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended December
            31, 1995.
 10.18      Tax Sharing Agreement between Tremont Corporation and the Registrant dated March
            13, 1990, incorporated by reference to Exhibit 10.23 to Tremont Corporation's
            Annual Report on Form 10-K (No. 1-10126) for the year ended December 31, 1991.
 10.19+     1996 Long Term Performance Incentive Plan of the Registrant (to be effective upon closing of the Offerings).**
 10.20+     1996 Non-Employee Director Compensation Plan (to be effective upon closing of the
            Offerings).**
 10.21+     Employment Agreement between Andrew R. Dixey and the Registrant, dated February 13,
            1996.**
 10.22+     Form of Agreement relating to a grant of Management Shares between the Registrant and certain executive officers, effective as of February 15, 1996.**

EXHIBIT
  NO.                                           DESCRIPTION
- -------     -----------------------------------------------------------------------------------
 10.23      Amendment No. 4 to the Sponge Purchase Agreement dated May 30, 1990 between the
            Registrant and Union Titanium Sponge Corporation, incorporated by reference to
            Exhibit 10.1 to Tremont Corporation's Quarterly Report on Form 10-Q (No. 1-10126)
            for the quarter ended March 31, 1996.
 10.24      Agreement, dated June 28, 1995 among the Registrant, Tremont Corporation and Union
            Titanium Sponge Corporation.**
 10.25      L10 million short term credit facility of TIMET UK, Ltd with Lloyd's Bank, incorporated by reference to Exhibit 10.2 to Tremont Corporation's Quarterly Report
            on Form 10-Q (No. 1-10126) for the quarter ended March 31, 1996.
 10.26      Amendment to Amended and Restated Loan and Security Agreement between Congress
            Financial Corporation (Central) and the Registrant dated May 31, 1996.*
 10.27      Amended and Restated Term Promissory Note in the principal amount of $10,150,000 issued by the Registrant to Congress Financial Corporation (Central) dated May 31,
            1996.*
 10.28      Amended and Restated Term-B Promissory Note in the principal amount of $13,000,000 issued by the Registrant to Congress Financial Corporation (Central) dated May 31,
            1996.*
 10.29      First Amendment to Subordination Agreement by and between IMI Kynoch, Ltd. and
            Congress Financial Corporation (Central) dated May 31, 1996.*
 10.30      First Amendment to Amended and Restated Subordination Agreement by and between
            Tremont Corporation and Congress Financial Corporation (Central) dated May 31,
            1996.*
 11.1       Computation of Loss Per Share.**
 21.1       Subsidiaries of the Registrant.**
 23.1       Consent of Bartlit Beck Herman Palenchar & Scott -- included in Exhibit 5.1.**
 23.2       Consent of Coopers & Lybrand L.L.P.*
 23.3       Consent of KPMG Peat Marwick LLP.*
 23.4       Consent of Price Waterhouse LLP.*
 23.5       Awareness Letter of Coopers & Lybrand L.L.P.*
 24.1       Limited Powers of Attorney.**
 27.1       Financial Data Schedule.**


- ---------------

 +  Management contract, compensatory plan or arrangement

 *  Filed herewith

 ** Previously filed

     (b) Financial Statement Schedules.

     The following financial statement schedules for each of the three years in the period ended December 31, 1995 are filed with this Registration Statement.

     Report of Independent Accountants in Financial Statement Schedule

     Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

     1. The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     2. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (b) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of May 31, 1996.


                                          TITANIUM METALS CORPORATION

                                          By: /s/  ROBERT E. MUSGRAVES

                                          Its: Vice President -- Administration
                                               and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------   ----------------------------    -------------
                     *                            Chairman of the Board and        May 31, 1996
- -----------------------------------------------   Chief Executive Officer
             J. Landis Martin

                     *                            President, Chief Operating       May 31, 1996
- -----------------------------------------------   Officer and Director
              Andrew R. Dixey

                     *                            Director                         May 31, 1996
- -----------------------------------------------
               Gary J. Allen

                     *                            Director                         May 31, 1996
- -----------------------------------------------
          Edward C. Hutcheson, Jr.

                     *                            Director                         May 31, 1996
- -----------------------------------------------
              R. B. Pointon

                     *                            Director                         May 31, 1996
- -----------------------------------------------
             Thomas P. Stafford

                     *                            Director                         May 31, 1996
- -----------------------------------------------
              Yukiji Tadokoro

                     *                            Vice President and Chief         May 31, 1996
- -----------------------------------------------   Financial Officer (Principal
           Joseph S. Compofelice                  Financial Officer)

                     *                            Vice President -- Finance        May 31, 1996
- -----------------------------------------------   and Treasurer
              Mark A. Wallace                     (Principal Accounting
                                                  Officer)
*By:   /s/  ROBERT E. MUSGRAVES
    -------------------------------------------
    Robert E. Musgraves, Attorney-in-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To the Stockholders and Board of Directors of Titanium Metals Corporation:

     In connection with our audits of the consolidated financial statements of Titanium Metal Corporation and Subsidiaries as of January 1, 1995 and December 31, 1995 and for each of the three fiscal years in the period ended December 31, 1995, which financial statements are included in this Prospectus, we have also audited the financial statement schedule listed on page F-1.

     As discussed in Note 12 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits in accordance with Statement of Financial Accounting Standards ("SFAS") No. 112.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                            Coopers & Lybrand L.L.P.

Denver, Colorado
March 26, 1996

                  TITANIUM METALS CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                 ADDITIONS
                                                                  CHARGED
                                                  BALANCE AT   (CREDITED) TO                  BALANCE
                                                  BEGINNING      COST AND                      AT END
                                                   OF YEAR       EXPENSES      DEDUCTIONS     OF YEAR
                                                  ----------   -------------   ----------     --------
Year ended December 31, 1995:
  Allowance for doubtful accounts...............    $ 3,143        $ 2,453        $1,976(a)    $ 3,620
                                                    =======        =======        ======       =======
  Valuation allowance for deferred income
     taxes......................................    $23,600        $  (923)       $   --       $22,677
                                                    =======        =======        ======       =======
  Reserve for excess and slow moving
     inventories................................    $ 5,000        $ 1,000        $   --       $ 6,000
                                                    =======        =======        ======       =======
Year ended December 31, 1994:
  Allowance for doubtful accounts...............    $ 2,143        $ 4,007        $3,007(a)    $ 3,143
                                                    =======        =======        ======       =======
  Valuation allowance for deferred income
     taxes......................................    $ 8,910        $14,690        $   --       $23,600
                                                    =======        =======        ======       =======
  Reserve for excess and slow moving
     inventories................................    $    --        $ 5,000        $   --       $ 5,000
                                                    =======        =======        ======       =======
Year ended December 31, 1993:
  Allowance for doubtful accounts...............    $ 1,543        $ 3,723        $3,123(a)    $ 2,143
                                                    =======        =======        ======       =======
  Valuation allowance for deferred income
     taxes......................................    $ 1,101        $ 7,809        $   --       $ 8,910
                                                    =======        =======        ======       =======
  Reserve for excess and slow moving
     inventories................................    $    --        $    --        $   --       $    --
                                                    =======        =======        ======       =======

- ---------------

(a) Amounts written off less recoveries.

                               INDEX TO EXHIBITS

  EXHIBIT
   NUMBER                             DESCRIPTION OF DOCUMENT                            PAGE
- ------------                                                                             ----
      1.1    Form of Underwriting Agreement between the Registrant and the U.S.
             Underwriters.**
      1.2    Form of International Underwriting Agreement between the Registrant and the International Underwriters.**
      3.1    Amended and Restated Certificate of Incorporation of the Registrant (to be
             effective upon closing of the Offerings).**
      3.2    Bylaws of the Registrant (to be effective upon closing of the
             Offerings).**
      4.1    Specimen Certificate of Common Stock.**
      5.1    Opinion of Bartlit Beck Herman Palenchar & Scott regarding legality of the securities being registered.**
      9.1    Shareholders' Agreement, dated February 15, 1996, among the Registrant,
             Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc.,
             incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current
             Report on Form 8-K (No. 1-10126) filed with the Commission on March 1,
             1996.
      9.2    Amendment to the Shareholders' Agreement dated March 29, 1996 among TIMET,
             Tremont Corporation, IMI plc, IMI Kynoch Ltd., incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (No.
             1-10126) for the year ended December 31, 1995.
      9.3    Investors' Agreement between Union Titanium Sponge Corporation, Toho
             Titanium Co., Ltd., Nippon Mining Co., Ltd., Mitsui & Co., Ltd., Mitsui &
             Co. (U.S.A.), Inc., Tremont Corporation and the Registrant, dated May 30,
             1990, incorporated by reference to Exhibit 10.33 of Baroid Corporation's registration statement on Form 10 (No. 1-10624) filed with the Commission on August 31, 1990.
      9.4    Amendment No. 3 to Investors' Agreement between Union Titanium Sponge
             Corporation, Toho Titanium Co., Ltd., Nippon Mining Co., Ltd., Mitsui &
             Co., Ltd., Mitsui & Co. (U.S.A.), Inc., Tremont Corporation and the
             Registrant, dated May 30, 1990, incorporated by reference to Exhibit 9.1 to Tremont Corporation's Quarterly Report on Form 10-Q (No. 1-10126) for
             the quarter ended March 31, 1996.
     10.1    Acquisition Agreement, dated February 15, 1996, by and between the
             Registrant, IMI Kynoch Ltd., and IMI Americas Inc., incorporated by reference to Exhibit 2.1 to Tremont Corporation's Current Report on Form
             8-K (No. 1-10126) filed with the Commission on March 1, 1996.
     10.2    Amended and Restated Subordinated Promissory Note, dated as of January 1,
             1996 between the Registrant and Tremont Corporation.**
     10.3    $20,000,000 Subordinated Promissory Note issued by the Registrant to IMI
             Kynoch Ltd. dated January 1, 1996, incorporated by reference to Exhibit
             10.21 to Tremont Corporation's Annual Report on Form 10-K (No. 1-10126)
             for the year ended December 31, 1995.
     10.4    Amended and Restated Subordination Agreement between Tremont Corporation and Congress Financial Corporation dated February 15, 1996, incorporated by reference to Tremont Corporation's Annual Report on Form 10-K (No.
             1-10126) for the year ended December 31, 1995.
     10.5    Subordination Agreement between Tremont Corporation and the Registrant dated February 15, 1996, incorporated by reference to Exhibit 10.25 to
             Tremont Corporation's Annual Report on Form 10-K (No. 1-10126) for the
             year ended December 31, 1995.

                               INDEX TO EXHIBITS

  EXHIBIT
   NUMBER                             DESCRIPTION OF DOCUMENT                            PAGE
- ------------                                                                             ----
     10.6    Subordination Agreement between IMI Kynoch Ltd. and the Registrant dated
             February 15, 1996, incorporated by reference to Exhibit 10.26 to Tremont
             Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended
             December 31, 1995.
     10.7    Subordination Agreement between Tremont Corporation and IMI Kynoch Ltd.
             dated February 15, 1996, incorporated by reference to Exhibit 10.27 to
             Tremont Corporation's Annual Report on Form 10-K (No. 1-10126) for the
             year ended December 31, 1995.
     10.8    Subordination Agreement between IMI Kynoch Ltd. and Congress Financial
             Corporation dated February 15, 1996, incorporated by reference to Exhibit
             10.28 to Tremont Corporation's Annual Report on Form 10-K (No. 1-10126)
             for the year ended December 31, 1995.
     10.9    $80,000,000 Amended and Restated Loan Agreement between the Registrant and
             Congress Financial Corporation (Central) dated March 24, 1995, incorporated by reference to Exhibit 10.4 of Tremont Corporation's Amended
             Annual Report on Form 10-K/A (No. 1-10126) for the year ended December 31,
             1994.
     10.10   Amendment to Amended and Restated Loan and Security Agreement between
             Congress Financial Corporation and the Registrant dated September 29,
             1995, incorporated by reference to Exhibit 10.16 to Tremont Corporation's
             Annual Report on Form 10-K (No. 1-10126) for the year ended December 31,
             1995.
     10.11   Amendment to Amended and Restated Loan and Security Agreement between
             Congress Financial Corporation and the Registrant dated February 15, 1996, incorporated by reference to Exhibit 10.17 to Tremont Corporation's Annual
             Report on Form 10-K (No. 1-10126) for the year ended December 31, 1995.
     10.12   Sponge Purchase Agreement dated May 30, 1990 between the Registrant and
             Union Titanium Sponge Corporation and Amendments No. 1 and 2, incorporated by reference to Exhibit 10.25 of Tremont Corporation's Annual Report on
             Form 10-K (No. 1-10126) for the year ended December 31, 1991.
     10.13   Amendment No. 3 to the Sponge Purchase Agreement dated May 30, 1990 between the Registrant and Union Titanium Sponge Corporation, incorporated by reference to Exhibit 10.33 of Tremont Corporation's Annual Report on
             Form 10-K (No. 1-10126) for the year ended December 31, 1993.
     10.14   General Partnership Agreement of Titanium Hearth Technologies between Axel
             Johnson Metals, Inc. and TIMET Hearth Melting Corporation dated August 31,
             1992, incorporated by reference to Exhibit 10.34 of Tremont Corporation's
             Annual Report on Form 10-K (No. 1-10126) for the year ended December 31,
             1992.
     10.15   Lease Agreement dated January 1, 1996 between Holford Estates Ltd. and IMI
             Titanium Ltd. related to the building known as Titanium Number 2 Plant at
             Witton, England, incorporated by reference to Exhibit 10.23 to Tremont
             Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended
             December 31, 1995.
     10.16   Purchase and Transfer Agreement dated April 27, 1990 between the
             Registrant and Timpex AG, West KB -- Westdeutsche
             Kapitalbeteiligungsgesellschaft mbH, and Michael Huttenrauch.**
     10.17   Intercorporate Services Agreement between the Registrant and Tremont
             Corporation, dated March 28, 1996, incorporated by reference to Exhibit
             10.29 to Tremont Corporation's Annual Report on Form 10-K (No. 1-10126)
             for the year ended December 31, 1995.

                               INDEX TO EXHIBITS


  EXHIBIT
   NUMBER                             DESCRIPTION OF DOCUMENT                            PAGE
- ------------                                                                             ----
     10.18   Tax Sharing Agreement between Tremont Corporation and the Registrant dated
             March 13, 1990, incorporated by reference to Exhibit 10.23 to Tremont
             Corporation's Annual Report on Form 10-K (No. 1-10126) for the year ended
             December 31, 1991.
     10.19+  1996 Long Term Performance Incentive Plan of the Registrant (to be
             effective upon closing of the Offerings).**
     10.20+  1996 Non-Employee Director Compensation Plan (to be effective upon closing of the Offerings).**
     10.21+  Employment Agreement between Andrew R. Dixey and the Registrant, dated
             February 13, 1996.**
     10.22+  Form of Agreement relating to a grant of Management Shares between the
             Registrant and certain executive officers, effective as of February 15,
             1996.**
     10.23   Amendment No. 4 to the Sponge Purchase Agreement dated May 30, 1990 between the Registrant and Union Titanium Sponge Corporation, incorporated by reference to Exhibit 10.1 to Tremont Corporation's Quarterly Report on
             Form 10-Q (No. 1-10126) for the quarter ended March 31, 1996.
     10.24   Agreement, dated June 28, 1995 among the Registrant, Tremont Corporation and Union Titanium Sponge Corporation.**
     10.25   L10 Million Short Term Credit facility of TIMET UK, Ltd with Lloyd's Bank, incorporated by reference to Exhibit 10.2 to Tremont Corporation's
             Quarterly Report on Form 10-Q (No. 1-10126) for the quarter ended March
             31, 1996.
     10.26   Amendment to Amended and Restated Loan and Security Agreement between
             Congress Financial Corporation (Central) and the Registrant dated May 31,
             1996.*
     10.27   Amended and Restated Term Promissory Note in the principal amount of
             $10,150,000 issued by the Registrant to Congress Financial Corporation
             (Central) dated May 31, 1996.*
     10.28   Amended and Restated Term-B Promissory Note in the principal amount of
             $13,000,000 issued by the Registrant to Congress Financial Corporation
             (Central) dated May 31, 1996.*
     10.29   First Amendment to Subordination Agreement by and between IMI Kynoch, Ltd.
             and Congress Financial Corporation (Central) dated May 31, 1996.*
     10.30   First Amendment to Amended and Restated Subordination Agreement by and
             between Tremont Corporation and Congress Financial Corporation (Central)
             dated May 31, 1996.*
     11.1    Computation of Loss Per Share.**
     21.1    Subsidiaries of the Registrant.**
     23.1    Consent of Bartlit Beck Herman Palenchar & Scott -- included in Exhibit
             5.1.**
     23.2    Consent of Coopers & Lybrand L.L.P.*
     23.3    Consent of KPMG Peat Marwick LLP.*
     23.4    Consent of Price Waterhouse LLP.*
     23.5    Awareness Letter of Coopers & Lybrand L.L.P.*
     24.1    Limited Powers of Attorney.**
     27.1    Financial Data Schedule.**


- ---------------
+   Management contract, compensatory plan or arrangement

*   Filed herewith

**  Previously filed